FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Bear Stearns Asset Backed Securities I LLC	**0001283557**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, July 18, 2005, Series 2005-FR1	**333-125422**

Name of Person Filing the Document
(If Other than the Registrant)




05061891


SECTION
192

PROCESSED
JUL 2 1 2005
THOMSON
FINANCIAL

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

BEAR STEARNS ASSET BACKED SECURITIES I LLC

By: 

Name: Baron Silverstein
Title: Vice President

Dated: July 18, 2005

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Collateral Term Sheets	P*

* The Collateral Term Sheets have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

BSABS 2005-FR1 {INTEREST ONLY}

Collateral Grouped by Product Type

PRODUCT	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Avg ORIGINAL BALANCE	Wtd Avg STATED ORIGINAL TERM	Wtd Avg STATED REM TERM	Wtd Avg AGE	Wtd Avg FICO SCORE	Wtd Avg BACK RATIO	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg MARGIN	Wtd Avg INIT RATE CAP	Wtd Avg PER RATE CAP	Wtd Avg GROSS LIFE CAP	Wtd Avg ROLL
LIBOR 2/6 ARM IO	884	249,769,830.69	92.74	6.33538	5.83188	282,558.24	360	359	1	643	41.95	81.38	82.73	6.01022	3.00000	1.50000	7.00000	23
LIBOR 3/6 ARM IO	66	19,545,318.18	7.26	6.22155	5.71805	296,150.74	360	359	1	654	42.69	81.34	81.34	5.95215	3.00000	1.50000	7.00000	35
TOTAL	**950**	**269,315,148.87**	**100.00**	**6.32712**	**5.82362**	**283,502.56**	**360**	**359**	**1**	**644**	**42.00**	**81.38**	**82.63**	**6.00600**	**3.00000**	**1.50000**	**7.00000**	**24**

Collateral Grouped by Current Balance

CURRENT BALANCE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
50,000.00 - 99,999.99	21	1,846,564.19	0.69	6.9027	6.3992	359	1	87,931.63	81.08	81.08	627
100,000.00 - 149,999.99	168	20,725,671.65	7.70	6.7264	6.2229	359	1	123,367.09	80.71	80.90	624
150,000.00 - 199,999.99	179	31,075,810.08	11.54	6.5743	6.0708	359	1	173,607.88	81.95	82.00	634
200,000.00 - 249,999.99	133	29,471,448.20	10.94	6.3593	5.8558	359	1	221,589.84	81.99	82.03	638
250,000.00 - 299,999.99	77	21,066,094.16	7.82	6.3611	5.8576	359	1	273,585.64	81.60	81.74	634
300,000.00 - 349,999.99	101	32,649,454.67	12.12	6.1971	5.6936	359	1	323,261.93	81.53	81.64	646
350,000.00 - 399,999.99	72	26,825,734.00	9.96	6.1409	5.6374	359	1	372,579.64	81.86	81.86	650
400,000.00 - 449,999.99	53	22,293,201.85	8.28	6.1414	5.6379	359	1	420,626.45	80.96	81.15	648
450,000.00 - 499,999.99	48	22,872,655.01	8.49	6.1246	5.6211	359	1	476,513.65	80.80	80.80	654
500,000.00 - 549,999.99	32	16,748,064.17	6.22	6.2471	5.7436	359	1	523,377.01	80.92	80.92	656
550,000.00 - 599,999.99	17	9,738,872.35	3.62	6.2170	5.7135	359	1	572,874.84	79.20	79.20	642
600,000.00 - 649,999.99	16	9,985,195.33	3.71	6.4529	5.9494	359	1	624,074.71	81.76	91.66	657
650,000.00 - 699,999.99	16	10,826,524.01	4.02	6.4477	5.9442	359	1	676,657.75	82.18	94.41	663
700,000.00 - 749,999.99	10	7,214,011.00	2.68	6.4087	5.9052	359	1	721,401.10	81.22	91.22	630
750,000.00 - 799,999.99	3	2,297,000.00	0.85	6.6639	6.1604	359	1	765,666.67	84.18	84.18	623
800,000.00 - 849,999.99	2	1,679,848.20	0.62	5.9511	5.4476	359	1	839,924.10	81.88	81.88	717
950,000.00 - 999,999.99	1	999,000.00	0.37	5.9500	5.4465	359	1	999,000.00	72.39	86.88	672
1,000,000.00 - 1,049,999.99	1	1,000,000.00	0.37	5.1500	4.6465	359	1	1,000,000.00	80.00	80.00	666
TOTAL	**950**	**269,315,148.87**	**100.00**	**6.3271**	**5.8236**	**359**	**1**	**283,489.63**	**81.38**	**82.63**	**644**

Collateral Grouped by Current Gross Coupon

CURRENT GROSS COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Min CURRENT GROSS COUPON	Max CURRENT GROSS COUPON	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
4.750 - 4.999	4	1,525,080	0.57	4.9900	4.4865	359	1	4.9900	4.9900	381,270	73.03	81.15	654
5.000 - 5.249	22	7,650,368	2.84	5.1558	4.6523	359	1	5.0500	5.2000	347,744	80.07	80.07	664
5.250 - 5.499	38	12,414,709	4.61	5.3812	4.8777	359	1	5.2500	5.4900	326,703	79.49	80.46	675
5.500 - 5.749	63	19,428,072	7.21	5.6006	5.0971	359	1	5.5000	5.7400	308,382	79.12	79.85	670
5.750 - 5.999	157	50,307,660	18.68	5.8971	5.3936	359	1	5.7500	5.9900	320,431	79.96	80.25	651
6.000 - 6.249	106	31,709,300	11.77	6.1187	5.6152	359	1	6.0000	6.2000	299,144	80.18	81.95	650
6.250 - 6.499	138	40,222,505	14.94	6.3338	5.8303	359	1	6.2500	6.4900	291,467	81.33	82.99	633
6.500 - 6.749	136	39,579,674	14.70	6.5809	6.0774	359	1	6.5000	6.7400	291,027	82.11	83.68	637
6.750 - 6.999	134	35,661,574	13.24	6.8665	6.3630	359	1	6.7500	6.9900	266,131	81.85	83.77	635
7.000 - 7.249	48	9,577,125	3.56	7.1080	6.6045	359	1	7.0000	7.2400	199,523	84.22	85.53	629

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Collateral Grouped by Current Gross Coupon

CURRENT GROSS COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Min CURRENT GROSS COUPON	Max CURRENT GROSS COUPON	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
7.250 - 7.499	41	8,796,507	3.27	7.3286	6.8251	359	1	7.2500	7.4900	214,549	83.59	83.59	621
7.500 - 7.749	25	4,823,187	1.79	7.5878	7.0843	359	1	7.5000	7.7400	192,927	88.12	88.66	624
7.750 - 7.999	22	5,258,118	1.95	7.8549	7.3514	359	1	7.7500	7.9900	239,005	89.76	92.05	622
8.000 - 8.249	4	497,420	0.18	8.1410	7.6375	359	1	8.0500	8.2000	124,355	91.16	93.60	611
8.250 - 8.499	4	667,050	0.25	8.3900	7.8865	359	1	8.3000	8.4500	166,763	95.58	95.58	621
8.500 - 8.749	5	660,900	0.25	8.6523	8.1488	359	1	8.5500	8.7000	132,180	100.00	100.00	616
8.750 - 8.999	3	535,900	0.20	8.8173	8.3138	359	1	8.7500	8.8500	178,633	94.33	94.33	600
TOTAL	950	269,315,149	100.00	6.3271	5.8236	359	1	4.9900	8.8500	283,490	81.38	82.63	644

Collateral Grouped by Original Loan-to-Value Ratio

LOAN TO VALUE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
0.01 - 50.00	3	735,990.37	0.27	6.42058	5.91708	359	1	245,330.12	45.70	45.70	607
50.01 - 55.00	4	796,140.00	0.30	6.06097	5.55747	359	1	199,035.00	53.49	53.49	646
55.01 - 60.00	3	862,000.00	0.32	6.45974	5.95624	358	2	287,333.33	57.11	57.11	594
60.01 - 65.00	2	772,597.97	0.29	5.48652	4.98302	359	1	386,298.99	64.42	64.42	642
65.01 - 70.00	11	3,533,177.02	1.31	6.05683	5.55333	358	2	321,197.91	68.48	68.48	623
70.01 - 75.00	16	6,141,650.00	2.28	6.14114	5.63764	359	1	383,853.13	73.70	76.05	661
75.01 - 80.00	729	203,732,140.04	75.65	6.22761	5.72411	359	1	279,467.96	79.95	81.44	647
80.01 - 85.00	39	12,231,389.07	4.54	6.32352	5.82002	359	1	313,625.36	84.33	84.33	636
85.01 - 90.00	94	27,881,627.77	10.35	6.69738	6.19388	359	1	296,613.06	89.79	90.41	623
90.01 - 95.00	24	6,706,436.63	2.49	7.06704	6.56354	359	1	279,434.86	94.53	94.53	642
95.01 - 100.00	25	5,922,000.00	2.20	7.64531	7.14181	359	1	236,880.00	99.51	99.51	657
TOTAL	950	269,315,148.87	100.00	6.32712	5.82362	359	1	283,489.63	81.38	82.63	644

Collateral Grouped by Original Combined Loan-to_Value Ratio

COMBO LTV	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
0.00 - 50.00	3	735,990.37	0.27	6.42058	5.91708	359	1	245,330.12	45.70	45.70	607
50.01 - 55.00	4	796,140.00	0.30	6.06097	5.55747	359	1	199,035.00	53.49	53.49	646
55.01 - 60.00	3	862,000.00	0.32	6.45974	5.95624	358	2	287,333.33	57.11	57.11	594
60.01 - 65.00	2	772,597.97	0.29	5.48652	4.98302	359	1	386,298.99	64.42	64.42	642
65.01 - 70.00	11	3,533,177.02	1.31	6.05683	5.55333	358	2	321,197.91	68.48	68.48	623
70.01 - 75.00	15	5,142,650.00	1.91	6.17827	5.67477	359	1	342,843.33	73.95	73.95	659
75.01 - 80.00	706	188,383,847.70	69.95	6.21506	5.71156	359	1	266,832.65	79.95	79.95	646
80.01 - 85.00	39	12,231,389.07	4.54	6.32352	5.82002	359	1	313,625.36	84.33	84.33	636
85.01 - 90.00	87	27,023,245.89	10.03	6.59600	6.09250	359	1	310,612.02	89.14	89.67	628
90.01 - 95.00	26	7,652,936.63	2.84	7.03249	6.52899	359	1	294,343.72	93.05	94.58	643
95.01 - 100.00	54	22,181,174.22	8.24	6.81802	6.31452	359	1	410,762.49	85.94	99.86	651
TOTAL	950	269,315,148.87	100.00	6.32712	5.82362	359	1	283,489.63	81.38	82.63	644

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

# BSABS 2005-FR1 {INTEREST ONLY}



**Collateral Grouped by Fico Score**

| FICO SCORE | Count | Total CURRENT BALANCE | Pct of overall CURRENT BALANCE | Avg CURRENT BALANCE | Wtd Avg CURRENT GROSS COUPON | Wtd Avg LOAN TO VALUE | Wtd Avg COMBO LTV | Wtd Avg FICO SCORE |
|---|---|---|---|---|---|---|---|---|
| 560 - 579 | 4 | 1,372,803.18 | 0.51 | 343,200.80 | 6.50504 | 71.25 | 71.25 | 574 |
| 580 - 599 | 198 | 46,868,612.66 | 17.40 | 236,710.16 | 6.68540 | 81.33 | 82.49 | 589 |
| 600 - 619 | 176 | 42,597,532.01 | 15.82 | 242,031.43 | 6.49026 | 82.28 | 83.01 | 609 |
| 620 - 639 | 138 | 38,374,343.94 | 14.25 | 278,074.96 | 6.20013 | 82.20 | 82.88 | 629 |
| 640 - 659 | 171 | 53,923,335.00 | 20.02 | 315,341.14 | 6.31537 | 81.15 | 82.40 | 650 |
| 660 - 679 | 112 | 37,404,192.98 | 13.89 | 333,966.01 | 6.15641 | 80.66 | 82.12 | 669 |
| 680 - 699 | 68 | 21,228,748.73 | 7.88 | 312,187.48 | 6.15923 | 80.61 | 82.97 | 688 |
| 700 - 719 | 31 | 9,806,718.38 | 3.64 | 316,345.75 | 6.04110 | 83.08 | 85.73 | 709 |
| 720 - 739 | 25 | 8,948,357.99 | 3.32 | 357,934.32 | 6.00374 | 80.81 | 83.58 | 731 |
| 740 - 759 | 12 | 3,601,284.00 | 1.34 | 300,107.00 | 6.02827 | 78.28 | 78.28 | 749 |
| 760 - 779 | 8 | 2,939,000.00 | 1.09 | 367,375.00 | 5.97424 | 82.82 | 82.82 | 767 |
| 780 - 799 | 6 | 1,930,220.00 | 0.72 | 321,703.33 | 6.09214 | 80.73 | 80.73 | 789 |
| 800 - 819 | 1 | 320,000.00 | 0.12 | 320,000.00 | 5.50000 | 80.00 | 80.00 | 808 |
| **TOTAL** | **950** | **269,315,148.87** | **100.00** | **283,489.63** | **6.32712** | **81.38** | **82.63** | **644** |

**Collateral Grouped by Property Type**

| PROPTYPE | Count | Total CURRENT BALANCE | Pct of overall CURRENT BALANCE |
|---|---|---|---|
| 2-4 Family | 42 | 15,613,271.62 | 5.80 |
| Condominium | 71 | 15,796,997.52 | 5.87 |
| PUD | 80 | 23,611,952.25 | 8.77 |
| Single Family | 757 | 214,292,927.48 | 79.57 |
| **TOTAL** | **950** | **269,315,148.87** | **100.00** |

**Collateral Grouped by Occupancy Type**

| OCCTYPE | Count | Total CURRENT BALANCE | Pct of overall CURRENT BALANCE |
|---|---|---|---|
| Investor | 1 | 472,000.00 | 0.18 |
| Owner Occupied | 949 | 268,843,148.87 | 99.82 |
| **TOTAL** | **950** | **269,315,148.87** | **100.00** |

**Collateral Grouped by Documentation Type**

| DOCTYPE | Count | Total CURRENT BALANCE | Pct of overall CURRENT BALANCE |
|---|---|---|---|
| Full/Alternative | 847 | 225,841,033.41 | 83.86 |
| Stated Income | 103 | 43,474,115.46 | 16.14 |
| **TOTAL** | **950** | **269,315,148.87** | **100.00** |

*The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of*

Collateral Grouped by Back Ratio (DTI)

BACK RATIO	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg BACK RATIO
5.01 - 10.00	2	759,717.00	0.28	379,858.50	7.35354	90.24	90.24	8.13
10.01 - 15.00	3	1,083,916.00	0.40	361,305.33	6.18544	80.00	80.00	12.39
15.01 - 20.00	7	2,051,672.82	0.76	293,096.12	6.48095	83.67	83.67	17.82
20.01 - 25.00	21	6,848,864.08	2.54	326,136.38	5.93678	80.23	80.23	22.50
25.01 - 30.00	46	13,227,205.57	4.91	287,547.95	6.38530	80.77	80.77	27.79
30.01 - 35.00	79	23,542,602.59	8.74	298,007.63	6.42457	82.23	83.49	32.65
35.01 - 40.00	136	38,855,963.01	14.43	285,705.61	6.32430	80.83	81.51	37.89
40.01 - 45.00	215	63,163,528.74	23.45	293,783.85	6.30103	81.38	83.25	42.84
45.01 - 50.00	377	103,335,516.17	38.37	274,099.51	6.34202	81.36	82.78	47.72
50.01 - 55.00	64	16,446,162.89	6.11	256,971.30	6.25931	82.01	82.84	52.03
TOTAL	**950**	**269,315,148.87**	**100.00**	**283,489.63**	**6.32712**	**81.38**	**82.63**	**42.00**

Collateral Grouped by Loan Purpose

LOAN PURP	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Cash Out Refinance	325	96,323,978.09	35.77
Purchase	613	169,549,722.41	62.96
Rate/Term Refinance	12	3,441,448.37	1.28
TOTAL	**950**	**269,315,148.87**	**100.00**

Collateral Grouped by Lien

LIEN	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
First Lien	950	269,315,148.87	100.00	283,489.63	6.32712	82.63	644
TOTAL	**950**	**269,315,148.87**	**100.00**	**283,489.63**	**6.32712**	**82.63**	**644**

Collateral Grouped by Balloon Flag

BALLOON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
No	950	269,315,148.87	100.00
TOTAL	**950**	**269,315,148.87**	**100.00**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of

Collateral Grouped by Prepay Penalty

PREPAY PP DESC	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
No	**146**	**33,651,199.29**	**12.50**
No PP	146	33,651,199.29	12.50
Yes	**804**	**235,663,949.58**	**87.50**
1Y PP	75	24,600,041.86	9.13
2Y PP	652	189,187,815.67	70.25
3Y PP	77	21,876,092.05	8.12
TOTAL	**950**	**269,315,148.87**	**100.00**

Collateral Grouped by Geographic Distribution

STATE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
AZ	29	6,304,995.70	2.34
CA	351	133,948,363.28	49.74
CO	46	8,365,511.72	3.11
CT	6	1,065,885.00	0.40
DC	6	1,342,379.34	0.50
DE	5	1,282,278.59	0.48
FL	89	19,631,558.09	7.29
GA	49	8,079,629.12	3.00
HI	7	2,666,850.00	0.99
IA	1	126,400.00	0.05
ID	2	216,965.00	0.08
IL	33	6,431,744.89	2.39
IN	1	111,919.93	0.04
KS	1	123,200.00	0.05
KY	3	573,350.00	0.21
MA	24	6,801,860.85	2.53
MD	42	12,600,334.22	4.68
MI	15	2,066,851.12	0.77
MN	25	4,657,331.47	1.73
MO	2	686,400.00	0.25
NC	14	1,832,353.99	0.68
NH	3	653,800.00	0.24
NJ	33	9,163,864.47	3.40
NV	20	4,410,364.00	1.64
NY	33	12,693,984.99	4.71
OH	11	1,536,782.76	0.57
OK	1	97,824.00	0.04
OR	12	1,775,558.90	0.66
PA	10	1,376,018.00	0.51
RI	1	205,020.00	0.08
SC	5	660,444.95	0.25
TN	1	228,000.00	0.08

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Collateral Grouped by Geographic Distribution

STATE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
TX	1	102,400.00	0.04
UT	9	1,353,454.99	0.50
VA	35	10,450,809.99	3.88
VT	1	157,900.00	0.06
WA	18	4,566,034.51	1.70
WI	2	210,200.00	0.08
WV	3	756,525.00	0.28
TOTAL	950	269,315,148.87	100.00

Collateral Grouped by Margin

AM TYPE MARGIN	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
ARMS	950	269,315,148.87	100.00
4.500 - 4.999	69	21,917,734.36	8.14
5.000 - 5.499	178	54,355,579.42	20.18
5.500 - 5.999	218	64,463,710.34	23.94
6.000 - 6.499	177	47,573,106.90	17.66
6.500 - 6.999	308	81,005,017.85	30.08
TOTAL	950	269,315,148.87	100.00

Collateral Grouped by Index

INDEX	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
WSJ-6MLIBOR	950	269,315,148.87	100.00
TOTAL	950	269,315,148.87	100.00

Collateral Grouped by Product Type

PRODUCT	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Avg ORIGINAL BALANCE	Wtd Avg STATED ORIGINAL TERM	Wtd Avg STATED REM TERM	Wtd Avg AGE	Wtd Avg FICO SCORE	Wtd Avg BACK RATIO	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg MARGIN	Wtd Avg INIT RATE CAP	Wtd Avg PER RATE CAP	Wtd Avg GROSS LIFE CAP	Wtd Avg ROLL
LIBOR 2/6 ARM IO	884	249,769,830.69	92.74	6.33538	5.83188	282,558.24	360	359	1	643	41.95	81.38	82.73	6.01022	3.00000	1.50000	7.00000	23
LIBOR 3/6 ARM IO	66	19,545,318.18	7.26	6.22155	5.71805	296,150.74	360	359	1	654	42.69	81.34	81.34	5.95215	3.00000	1.50000	7.00000	35
TOTAL	950	269,315,148.87	100.00	6.32712	5.82362	283,502.56	360	359	1	644	42.00	81.38	82.63	6.00600	3.00000	1.50000	7.00000	24

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of

Collateral Grouped by IO Term

IO PERIOD	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
1 YEARS	2	1,154,348.20	0.43
2 YEARS	150	44,500,804.53	16.52
3 YEARS	9	1,795,401.40	0.67
5 YEARS	789	221,864,594.74	82.38
TOTAL	**950**	**269,315,148.87**	**100.00**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of

BSABS 2005-FR1 {SILENT SECONDS}

Collateral Grouped by Product Type

PRODUCT	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Avg ORIGINAL BALANCE	Wtd Avg STATED ORIGINAL TERM	Wtd Avg STATED REM TERM	Wtd Avg AGE	Wtd Avg FICO SCORE	Wtd Avg BACK RATIO	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg MARGIN	Wtd Avg INIT RATE CAP	Wtd Avg PER RATE CAP	Wtd Avg GROSS LIFE CAP	Wtd Avg ROLL
FIXED	3	900,882.05	1.42	6.50053	5.99703	300,800.00	360	359	1	717	44.01	73.95	99.45	0.00000	0.00000	0.00000	0.00000	0
LIBOR 2/6 ARM	230	43,837,544.45	69.19	7.63768	7.13418	190,740.44	360	359	1	593	42.00	87.57	95.97	6.77834	3.00000	1.50000	7.00000	23
LIBOR 2/6 ARM IO	32	18,204,674.22	28.73	6.49969	5.99619	568,972.78	360	359	1	650	44.35	80.60	99.01	5.99885	3.00000	1.50000	7.00000	23
LIBOR 3/6 ARM	2	417,625.98	0.66	7.51504	7.01154	209,115.00	360	358	2	562	44.70	90.00	92.15	6.99000	3.00000	1.50000	7.00000	34
TOTAL	267	63,360,726.70	100.00	7.29374	6.79024	237,445.92	360	359	1	611	42.72	85.39	96.87	6.55256	3.00000	1.50000	7.00000	23

Collateral Grouped by Current Balance

CURRENT BALANCE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
50,000.00 - 99,999.99	54	4,331,836.04	6.84	8.3763	7.8728	359	1	80,219.19	88.74	97.13	574
100,000.00 - 149,999.99	84	10,403,314.21	16.42	8.0021	7.4986	359	1	123,848.98	89.55	96.26	576
150,000.00 - 199,999.99	41	7,096,662.62	11.20	7.5323	7.0288	359	1	173,089.33	89.92	95.85	577
200,000.00 - 249,999.99	16	3,546,891.71	5.60	7.6774	7.1739	359	1	221,680.73	87.63	93.36	578
250,000.00 - 299,999.99	9	2,535,686.19	4.00	7.8615	7.3580	359	1	281,742.91	89.45	95.61	600
300,000.00 - 349,999.99	10	3,327,585.86	5.25	7.2601	6.7566	359	1	332,758.59	90.00	96.01	577
350,000.00 - 399,999.99	6	2,214,981.34	3.50	7.4367	6.9332	359	1	369,163.56	88.17	95.34	570
400,000.00 - 449,999.99	3	1,243,796.88	1.96	7.6852	7.1817	359	1	414,598.96	90.00	96.64	562
450,000.00 - 499,999.99	3	1,447,840.45	2.29	7.5404	7.0369	359	1	482,613.48	90.00	94.85	606
500,000.00 - 549,999.99	2	1,020,007.30	1.61	7.6545	7.1510	359	1	510,003.65	80.00	92.47	577
550,000.00 - 599,999.99	1	599,452.29	0.95	6.4500	5.9465	359	1	599,452.29	80.00	95.00	707
600,000.00 - 649,999.99	14	8,689,836.63	13.71	6.7212	6.2177	359	1	620,702.62	80.73	98.60	661
650,000.00 - 699,999.99	16	10,810,999.49	17.06	6.7607	6.2572	359	1	675,687.47	79.91	99.26	662
700,000.00 - 749,999.99	7	5,092,835.69	8.04	6.2369	5.7334	359	1	727,547.96	81.30	99.26	635
950,000.00 - 999,999.99	1	999,000.00	1.58	5.9500	5.4465	359	1	999,000.00	72.39	86.88	672
TOTAL	267	63,360,726.70	100.00	7.2937	6.7902	359	1	237,306.09	85.39	96.87	611

Collateral Grouped by Current Gross Coupon

CURRENT GROSS COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Min CURRENT GROSS COUPON	Max CURRENT GROSS COUPON	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
4.750 - 4.999	1	619,080	0.98	4.9900	4.4865	359	1	4.9900	4.9900	619,080	80.00	100.00	620
5.250 - 5.499	1	604,000	0.95	5.4900	4.9865	359	1	5.4900	5.4900	604,000	80.00	100.00	712
5.500 - 5.749	1	712,704	1.12	5.7400	5.2365	359	1	5.7400	5.7400	712,704	80.00	100.00	679
5.750 - 5.999	5	3,384,107	5.34	5.9129	5.4094	359	1	5.8000	5.9900	676,821	76.28	95.02	662
6.000 - 6.249	6	3,305,782	5.22	6.1479	5.6444	359	1	6.1000	6.2200	550,964	81.49	99.24	627
6.250 - 6.499	8	5,069,183	8.00	6.3344	5.8309	359	1	6.2500	6.4500	633,648	80.00	99.05	642
6.500 - 6.749	8	4,728,622	7.46	6.5687	6.0652	359	1	6.5000	6.7000	591,078	83.18	98.37	665
6.750 - 6.999	12	5,492,542	8.67	6.8875	6.3840	359	1	6.7500	6.9900	457,712	82.15	98.30	651
7.000 - 7.249	16	3,782,352	5.97	7.1098	6.6063	359	1	7.0000	7.2400	236,397	87.24	96.23	593
7.250 - 7.499	34	7,733,547	12.21	7.3171	6.8136	359	1	7.2500	7.4500	227,457	89.13	95.69	592
7.500 - 7.749	25	4,730,385	7.47	7.5665	7.0630	359	1	7.5000	7.7000	189,215	88.53	96.81	594

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Collateral Grouped by Current Gross Coupon

CURRENT GROSS COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Min CURRENT GROSS COUPON	Max CURRENT GROSS COUPON	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
7.750 - 7.999	59	11,377,108	17.96	7.8872	7.3837	359	1	7.7500	7.9900	192,832	87.98	96.44	596
8.000 - 8.249	14	2,165,931	3.42	8.1350	7.6315	359	1	8.0500	8.2400	154,709	89.94	95.70	592
8.250 - 8.499	24	3,457,162	5.46	8.3044	7.8009	359	1	8.2500	8.4900	144,048	89.50	96.16	577
8.500 - 8.749	27	2,930,129	4.62	8.5725	8.0690	359	1	8.5000	8.7400	108,523	88.69	96.84	571
8.750 - 8.999	12	1,653,498	2.61	8.8705	8.3670	359	1	8.7500	8.9900	137,791	86.10	91.65	547
9.250 - 9.499	9	1,136,297	1.79	9.3175	8.8140	359	1	9.2500	9.4500	126,255	83.62	96.90	537
9.500 - 9.749	4	413,527	0.65	9.5756	9.0721	359	1	9.5000	9.6500	103,382	75.88	88.16	523
9.750 - 9.999	1	64,770	0.10	9.8500	9.3465	359	1	9.8500	9.8500	64,770	90.00	100.00	569
TOTAL	**267**	**63,360,727**	**100.00**	**7.2937**	**6.7902**	**359**	**1**	**4.9900**	**9.8500**	**237,306**	**85.39**	**96.87**	**611**

Collateral Grouped by Original Loan-to-Value Ratio

LOAN TO VALUE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
65.01 - 70.00	3	1,017,450.05	1.61	7.05289	6.54939	359	1	339,150.02	69.32	94.94	680
70.01 - 75.00	1	999,000.00	1.58	5.95000	5.44650	359	1	999,000.00	72.39	86.88	672
75.01 - 80.00	42	24,537,936.64	38.73	6.72085	6.21735	359	1	584,236.59	79.94	98.66	646
80.01 - 85.00	15	1,632,046.71	2.58	8.27144	7.76794	359	1	108,803.11	84.97	94.42	570
85.01 - 90.00	202	34,398,246.86	54.29	7.69998	7.19648	359	1	170,288.35	89.98	96.03	586
90.01 - 95.00	4	776,046.44	1.22	7.39053	6.88703	359	1	194,011.61	92.84	97.91	563
TOTAL	**267**	**63,360,726.70**	**100.00**	**7.29374**	**6.79024**	**359**	**1**	**237,306.09**	**85.39**	**96.87**	**611**

Collateral Grouped by Original Combined Loan-to_Value Ratio

COMBO LTV	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
75.01 - 80.00	1	223,890.97	0.35	9.55000	9.04650	359	1	223,890.97	70.00	79.33	501
80.01 - 85.00	2	731,805.61	1.15	8.30827	7.80477	359	1	365,902.81	80.00	84.83	535
85.01 - 90.00	7	1,933,574.67	3.05	6.92604	6.42254	359	1	276,224.95	77.61	87.80	625
90.01 - 95.00	154	30,038,786.42	47.41	7.62220	7.11870	359	1	195,057.05	88.72	94.86	590
95.01 - 100.00	103	30,432,669.03	48.03	6.95189	6.44839	359	1	295,462.81	82.83	99.85	634
TOTAL	**267**	**63,360,726.70**	**100.00**	**7.29374**	**6.79024**	**359**	**1**	**237,306.09**	**85.39**	**96.87**	**611**

Collateral Grouped by Fico Score

FICO SCORE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
500 - 519	6	1,764,755.62	2.79	294,125.94	9.02525	77.84	89.01	509
520 - 539	7	881,328.95	1.39	125,904.14	7.83004	87.63	95.69	535
540 - 559	49	7,958,455.53	12.56	162,417.46	7.68376	89.47	95.93	554

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of

Collateral Grouped by Fico Score

FICO SCORE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
560 - 579	89	13,607,596.41	21.48	152,894.34	7.81152	89.74	95.72	569
580 - 599	35	6,842,403.93	10.80	195,497.26	7.48338	86.95	98.86	587
600 - 619	23	6,396,441.24	10.10	278,106.14	7.11151	84.97	96.10	611
620 - 639	27	6,891,015.94	10.88	255,222.81	7.19131	86.15	97.28	630
640 - 659	11	5,546,133.77	8.75	504,193.98	6.52656	81.86	98.88	648
660 - 679	7	5,037,658.44	7.95	719,665.49	6.54095	79.96	97.40	672
680 - 699	6	3,987,284.71	6.29	664,547.45	6.79486	81.58	98.06	688
700 - 719	4	2,519,032.04	3.98	629,758.01	6.73796	80.00	97.58	706
720 - 739	2	1,240,000.00	1.96	620,000.00	6.67258	80.00	100.00	731
760 - 779	1	688,620.12	1.09	688,620.12	5.99000	69.00	100.00	763
TOTAL	267	63,360,726.70	100.00	237,306.09	7.29374	85.39	96.87	611

Collateral Grouped by Property Type

PROPTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
2-4 Family	30	8,721,760.80	13.77
Condominium	17	2,352,626.30	3.71
PUD	14	4,434,098.30	7.00
Single Family	206	47,852,241.30	75.52
TOTAL	267	63,360,726.70	100.00

Collateral Grouped by Occupancy Type

OCCTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Investor	47	7,172,178.30	11.32
Owner Occupied	217	55,098,994.57	86.96
Second Home	3	1,089,553.83	1.72
TOTAL	267	63,360,726.70	100.00

Collateral Grouped by Documentation Type

DOCTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Full/Alternative	238	47,058,051.96	74.27
Stated Income	29	16,302,674.74	25.73
TOTAL	267	63,360,726.70	100.00

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Collateral Grouped by Back Ratio (DTI)

BACK RATIO	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg BACK RATIO
15.01 - 20.00	3	485,309.34	0.77	161,769.78	7.73828	85.68	94.91	18.13
20.01 - 25.00	8	1,232,917.68	1.95	154,114.71	8.00927	90.00	95.85	22.79
25.01 - 30.00	13	3,423,650.11	5.40	263,357.70	7.26930	87.58	94.83	27.22
30.01 - 35.00	28	5,082,590.18	8.02	181,521.08	7.35055	85.10	95.24	32.41
35.01 - 40.00	36	7,598,149.54	11.99	211,059.71	7.44610	86.32	97.03	38.05
40.01 - 45.00	62	17,088,734.25	26.97	275,624.75	7.18853	84.48	97.47	43.20
45.01 - 50.00	86	23,389,613.25	36.92	271,972.25	7.13735	85.05	97.58	47.83
50.01 - 55.00	31	5,059,762.35	7.99	163,218.14	7.88564	86.24	94.74	52.53
TOTAL	**267**	**63,360,726.70**	**100.00**	**237,306.09**	**7.29374**	**85.39**	**96.87**	**42.72**

Collateral Grouped by Loan Purpose

LOAN PURP	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Cash Out Refinance	47	13,771,627.16	21.74
Purchase	217	48,975,646.34	77.30
Rate/Term Refinance	3	613,453.20	0.97
TOTAL	**267**	**63,360,726.70**	**100.00**

Collateral Grouped by Lien

LIEN	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
First Lien	267	63,360,726.70	100.00	237,306.09	7.29374	96.87	611
TOTAL	**267**	**63,360,726.70**	**100.00**	**237,306.09**	**7.29374**	**96.87**	**611**

Collateral Grouped by Balloon Flag

BALLOON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
No	267	63,360,726.70	100.00
TOTAL	**267**	**63,360,726.70**	**100.00**

Collateral Grouped by Prepay Penalty

PREPAY PP DESC	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
No	**60**	**11,737,678.31**	**18.53**
No PP	60	11,737,678.31	18.53

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Collateral Grouped by Prepay Penalty

PREPAY PP DESC	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Yes	207	51,623,048.39	81.47
1Y PP	38	11,188,111.19	17.66
2Y PP	158	38,386,148.96	60.58
3Y PP	11	2,048,788.24	3.23
TOTAL	267	63,360,726.70	100.00

Collateral Grouped by Geographic Distribution

STATE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
AZ	4	1,326,493.60	2.09
CA	36	21,834,772.91	34.46
CO	7	1,891,410.49	2.99
CT	3	513,000.00	0.81
DC	1	669,902.46	1.06
FL	29	4,944,206.32	7.80
GA	20	2,781,683.55	4.39
HI	2	989,839.44	1.56
IA	1	110,172.97	0.17
ID	2	177,034.74	0.28
IL	22	4,130,112.65	6.52
IN	2	242,827.69	0.38
KS	1	208,800.00	0.33
KY	1	148,384.15	0.23
MA	7	2,190,101.99	3.46
MD	6	906,511.16	1.43
ME	3	533,058.60	0.84
MI	18	1,756,459.82	2.77
MN	6	1,300,475.97	2.05
MO	9	778,725.37	1.23
NC	14	1,724,686.37	2.72
NJ	7	1,392,789.47	2.20
NV	2	324,634.32	0.51
NY	11	3,674,841.90	5.80
OH	9	1,265,881.86	2.00
OR	1	152,902.44	0.24
PA	6	744,498.52	1.18
RI	2	498,485.29	0.79
SC	3	297,688.94	0.47
TN	2	221,416.72	0.35
TX	13	2,343,025.91	3.70
UT	1	663,439.40	1.05
VA	8	1,493,203.27	2.36
WA	3	367,923.63	0.58

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of

Collateral Grouped by Geographic Distribution

STATE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
WI	4	415,049.78	0.66
WV	1	346,285.00	0.55
TOTAL	267	63,360,726.70	100.00

Collateral Grouped by Margin

AM TYPE MARGIN	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
ARMS	264	62,459,844.65	98.58
4.500 - 4.999	1	604,000.00	0.95
5.000 - 5.499	6	4,194,099.06	6.62
5.500 - 5.999	15	8,880,014.48	14.02
6.000 - 6.499	16	7,605,089.17	12.00
6.500 - 6.999	226	41,176,641.94	64.99
FIXED	3	900,882.05	1.42
0.000 - 0.499	3	900,882.05	1.42
TOTAL	267	63,360,726.70	100.00

Collateral Grouped by Index

INDEX	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
FIXED	3	900,882.05	1.42
WSJ-6MLIBOR	264	62,459,844.65	98.58
TOTAL	267	63,360,726.70	100.00

Collateral Grouped by Product Type

PRODUCT	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Avg ORIGINAL BALANCE	Wtd Avg STATED ORIGINAL TERM	Wtd Avg STATED REM TERM	Wtd Avg AGE	Wtd Avg FICO SCORE	Wtd Avg BACK RATIO	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg MARGIN	Wtd Avg INIT RATE CAP	Wtd Avg PER RATE CAP	Wtd Avg GROSS LIFE CAP	Wtd Avg ROLL
FIXED	3	900,882.05	1.42	6.50053	5.99703	300,800.00	360	359	1	717	44.01	73.95	99.45	0.00000	0.00000	0.00000	0.00000	0
LIBOR 2/6 ARM	230	43,837,544.45	69.19	7.63768	7.13418	190,740.44	360	359	1	593	42.00	87.57	95.97	6.77834	3.00000	1.50000	7.00000	23
LIBOR 2/6 ARM IO	32	18,204,674.22	28.73	6.49969	5.99619	568,972.78	360	359	1	650	44.35	80.60	99.01	5.99885	3.00000	1.50000	7.00000	23
LIBOR 3/6 ARM	2	417,625.98	0.66	7.51504	7.01154	209,115.00	360	358	2	562	44.70	90.00	92.15	6.99000	3.00000	1.50000	7.00000	34
TOTAL	267	63,360,726.70	100.00	7.29374	6.79024	237,445.92	360	359	1	611	42.72	85.39	96.87	6.55256	3.00000	1.50000	7.00000	23

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

Collateral Grouped by IO Term			
IO PERIOD	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
2 YEARS	5	3,227,000.00	5.09
5 YEARS	27	14,977,674.22	23.64
NON-IO	235	45,156,052.48	71.27
TOTAL	267	63,360,726.70	100.00

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

			Data	Data
Loan Balance Distribution	$ 0-25,000	# & %	222	0.305
	$ 25,001-50,000	# & %	309	1.143
	$ 50,001-75,000	# & %	292	1.861
	$ 75,001-100,000	# & %	388	3.496
	$ 100,001-150,000	# & %	882	11.158
	$ 150,001-200,000	# & %	754	13.331
	$ 200,001-250,000	# & %	512	11.670
	$ 250,001-300,000	# & %	351	9.855
	$ 300,001-350,000	# & %	342	11.304
	$ 350,001-400,000	# & %	238	9.074
	$ 400,001-450,000	# & %	145	6.259
	$ 450,001-500,000	# & %	124	5.991
	$ 500,001-550,000	# & %	70	3.741
	$ 550,001-600,000	# & %	57	3.327
	$ 600,001-650,000	# & %	28	1.781
	$ 650,001-700,000	# & %	36	2.468
	$ 700,001-750,000	# & %	34	2.543
	$ 750,001-800,000	# & %	3	0.235
	$ 800,001-850,000	# & %	3	0.257
	$ 850,001+	# & %	2	0.203
Geographic Distribution	AK	%		0.034
	AR	%		0.035
	AZ	%		1.583
	CA	%		30.071
	CO	%		1.951
	CT	%		1.872
	DC	%		0.892
	DE	%		0.352
	FL	%		9.403
	GA	%		3.259
	HI	%		1.284
	IA	%		0.065
	ID	%		0.216

Please populate column D (&E) with the corresponding pool characteristics in Column B.
- For values in currency format, omit $.
- For values in percentage format, provide data to 3 decimal places and omit %.
- For WAC Net Rate, subtract servicing fee, trustee fee, and initial MI fee.
- For MI Flag, Y or N.

IL	%	4.633
IN	%	0.334
KS	%	0.063
KY	%	0.102
MA	%	3.095
MD	%	5.086
ME	%	0.133
MI	%	1.173
MN	%	1.627
MO	%	0.361
MT	%	0.009
NC	%	1.000
NE	%	0.016
NH	%	0.274
NJ	%	7.420
NM	%	0.205
NV	%	1.511
NY	%	11.372
OH	%	0.832
OK	%	0.053
OR	%	0.444
PA	%	1.176
RI	%	0.416
SC	%	0.217
TN	%	0.358
TX	%	0.952
UT	%	0.382
VA	%	3.644
VT	%	0.071
WA	%	1.066
WI	%	0.842
WV	%	0.120

Balance	# of loans	WAC	WA FICO	WA LTV	Owner Occ %	Cashout Refi%	Full Doc%
$600,000-650,000	28	6.718	657	91.15	96.31	42.8	0
$650,001-700,000	36	6.704	655	91.97	86.07	33.19	0
$700,001-750,000	34	7.055	621	82.81	91.02	61.98	0
$751,001-800,000	3	6.583	657	86.65	100	66.93	0
$800,001-850,000	3	6.035	684	73.23	100	66.41	0
$950,001-1,000,000	2	5.550	669	83.44	100	50.03	0

Please populate appropriate loan characteristics for each loan bucket.

Product Type	WA IO Term	Number of Loans	Loan Balance	Avg. Loan Balance	% of Total IO	WA FICO	WA LTV	% Owner Occupied	% Purchase	WA DTI	% Full Doc
2/28 ARM 12 Month IO	na	2	1154348.2	577174.1	0.43%	661	80	100	0	46.53	0
2/28 ARM 24 Month IO	na	146	43358179.53	296973.83	16.10%	645	83.05	100	59.07	43.15	0
2/28 ARM 36 Month IO	na	1	171919.4	171919.4	0.06%	586	80	100	100	46.3	0
2/28 ARM 60 Month IO	na	735	205085383.6	279027.73	76.15%	642	82.68	99.77	66.03	41.66	0
3/27 ARM 24 Month IO	na	4	1142625	285656.25	0.42%	631	76.92	100	36.99	44.2	0
3/27 ARM 36 Month IO	na	8	1623482	202935.25	0.60%	663	88.79	100	19.71	47.05	0
3/27 ARM 60 Month IO	na	54	16779211.18	310726.13	6.23%	655	80.92	100	45.34	42.17	0
30 Fixed IO											
15 Fixed IO											
Other IO											
Totals:											

Please fill out chart with the appropriate characteristics for each rep line. Please note '% of total IO' should add up to 100%. Column F, I, J, L, and M refer to % within the specific product type so they should not sum to 100%.

	Initial Periodic Caps								
Product Type	1.00%	1.50%	2.00%	2.50%	3.00%	3.50%	4.00%	4.50%	5.00%
2/28 ARM 12 Month IO					1,154,348				
2/28 ARM 24 Month IO					43,358,180				
2/28 ARM 36 Month IO					171,919				
2/28 ARM 60 Month IO					205,085,384				
3/27 ARM 24 Month IO					1,142,625				
3/27 ARM 36 Month IO					1,623,482				
3/27 ARM 60 Month IO					16,779,211				
30 Fixed IO									
15 Fixed IO									
Other IO									
Other									

Please fill out with total value dollars for loans in the pool that fall into teach cell of the matrix.

Deal Name: BSABS 2005-FR1

Detailed collateral info

	# of Loans	Balance	Avg. Balance	% of group balance	WAC	WALA	WARM	FICO	OLTV	DTI	% of Full Doc	% of Primary Owner	% Single Family & PUD	% of IO loans	% Cashout
Aggregate															
<$50k	530	14,197,020.39	26,786.83	1.63%	10.148	1.00	311	634	98.78	41.96	82.42	96.14	86.38	-	21.65
50-75k	291	18,222,370.78	62,619.83	3.80%	9.412	1.00	357	630	93.31	41.92	67.79	87.44	81.42	0.37	24.75
75-100k	390	34,567,586.12	88,634.84	5.38%	8.408	1.00	359	622	86.30	40.32	70.17	88.21	81.66	6.30	34.69
100-500K	3,345	772,681,264.29	230,995.89	14.01%	7.088	1.00	358	622	80.83	42.57	66.04	92.94	81.99	26.74	50.75
500-600K	128	69,871,863.52	545,873.93	33.12%	6.847	1.00	359	638	81.97	42.25	51.54	92.89	80.43	37.91	44.39
600+	108	74,897,659.81	693,496.85	42.07%	6.793	1.00	359	645	81.32	41.27	62.88	91.61	83.60	45.40	47.94
FICO															
500-525	259	55,038,819.32	212,505.09	5.59%	8.788	1.00	359	514	74.05	44.24	55.34	96.00	84.73	-	93.28
526-550	302	66,269,258.51	219,434.63	6.73%	8.015	1.00	358	538	76.20	42.59	65.05	97.14	84.36	-	84.89
551-575	465	84,945,623.12	182,678.76	8.63%	7.623	1.00	358	562	82.25	42.58	79.87	95.21	84.14	0.36	68.19
576-600	750	137,071,678.08	182,762.24	13.92%	7.234	1.00	357	589	81.92	42.42	87.51	95.82	84.46	37.89	52.62
601-625	689	131,675,855.41	191,111.55	13.38%	6.994	1.00	357	613	82.16	43.12	80.66	93.90	87.69	37.87	50.61
626-650	786	164,298,515.16	209,031.19	16.69%	6.929	1.00	357	638	82.41	42.45	61.66	89.25	82.41	33.57	46.11
651+	1,541	345,138,015.31	223,970.16	35.06%	6.830	1.00	358	689	83.04	41.57	50.08	90.39	77.37	32.47	28.56
LTV															
80	1,661	411,069,505.79	247,483.15	41.76%	6.713	1.00	359	642	80.00	42.46	52.20	97.84	82.09	28.80	-
80.01-85	340	83,073,391.94	244,333.51	8.44%	7.068	1.00	359	603	84.25	42.36	89.25	91.88	82.44	73.88	0.88
85.01-90	670	151,726,623.75	226,457.65	15.41%	7.122	1.00	358	631	89.62	42.18	91.94	75.60	78.81	57.52	1.27
90.01-95	371	52,175,636.80	140,635.14	5.30%	7.655	1.00	354	610	91.14	42.18	88.19	88.35	77.23	42.19	57.57
95.01-100	961	96,292,682.55	100,200.50	9.78%	8.518	1.00	355	650	94.47	42.91	60.89	97.72	85.30	22.14	31.60
Cash Out	2,090	478,596,708.31	228,993.64	48.62%	7.236	1.00	358	602	79.29	42.56	72.23	93.99	85.14	20.13	100.00
2-4 family	478	126,497,210.39	264,638.52	12.85%	7.218	1.00	358	640	81.74	42.85	52.53	83.82	-	12.34	41.68
Investment & 2nd hor	385	63,838,356.48	165,813.91	6.48%	7.650	1.00	357	651	84.89	39.34	90.77	-	61.79	0.74	38.19
CA	1,043	296,026,183.10	283,821.84	30.07%	6.800	1.00	358	637	80.40	42.70	63.83	95.40	88.59	45.25	46.12
NY	383	111,952,890.37	292,305.20	11.37%	7.127	1.00	357	629	79.90	42.83	48.12	90.39	53.60	11.34	49.34
MA	141	30,472,288.28	216,115.52	3.10%	7.131	1.00	358	642	81.52	42.88	57.60	93.81	56.72	22.32	29.91
GA	260	32,082,397.89	123,393.84	3.26%	7.585	1.00	354	616	84.50	41.97	81.03	88.05	95.72	25.18	28.21
Stated Doc	1,422	342,727,091.90	241,017.65	34.81%	7.476	1.00	358	640	79.40	42.77	-	97.24	78.38	12.68	38.78
Lite Doc	-	-													
IO	950	269,315,148.87	283,489.63	27.36%	6.327	1.00	359	644	81.38	42.00	83.86	99.82	88.34	100.00	35.77
2nd lien	925	48,261,551.22	52,174.65	4.90%	9.835	1.00	344	651	99.53	42.51	64.33	98.86	83.98	-	19.10
Loans w/ silent 2nds	267	63,360,726.70	237,306.09	6.44%	7.294	1.00	359	611	85.39	42.72	74.27	86.96	82.52	28.73	21.74

Collateral Grouped by Product Type

PRODUCT	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Avg ORIGINAL BALANCE	Wtd Avg STATED ORIGINAL TERM	Wtd Avg STATED REM TERM	Wtd Avg AGE	Wtd Avg FICO SCORE	Wtd Avg BACK RATIO	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg MARGIN	Wtd Avg INIT RATE CAP	Wtd Avg PER RATE CAP	Wtd Avg GROSS LIFE CAP	Wtd Avg ROLL
FIXED	323	40,235,391.55	11.74	8.31311	7.80961	124,694.62	356	355	1	652	43.38	83.54	84.07	0.00000	0.00000	0.00000	0.00000	0
LIBOR 2/6 ARM	974	253,145,723.70	73.86	7.48758	6.98408	260,122.38	360	359	1	633	43.13	78.82	79.35	6.65346	3.00000	1.50000	6.97897	23
LIBOR 2/6 ARM IO	100	42,195,077.04	12.31	6.61198	6.10848	421,956.91	360	359	1	676	39.72	79.61	82.98	6.19695	3.00000	1.50000	7.00000	23
LIBOR 3/6 ARM	14	3,388,704.09	0.99	7.98579	7.48229	242,293.29	360	358	2	629	43.17	76.67	76.67	6.95641	3.00000	1.50000	7.00000	34
LIBOR 3/6 ARM IO	3	1,279,038.42	0.37	6.28027	5.77677	426,366.67	360	357	3	659	44.81	73.82	73.82	6.71823	3.00000	1.50000	7.00000	33
LIBOR 5/6 ARM	8	2,483,157.10	0.72	7.28651	6.78301	310,750.00	360	359	1	600	46.20	74.80	74.80	6.72877	3.00000	1.50000	7.00000	59
TOTAL	**1,422**	**342,727,091.90**	**100.00**	**7.47566**	**6.97216**	**241,201.45**	**360**	**358**	**1**	**640**	**42.77**	**79.40**	**80.27**	**6.59406**	**3.00000**	**1.50000**	**6.98240**	**23**

Collateral Grouped by Current Balance

CURRENT BALANCE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
0.00 - 49,999.99	72	2,495,879.86	0.73	9.8465	9.3430	331	1	34,665.00	99.17	99.17	669
50,000.00 - 99,999.99	208	16,181,561.59	4.72	9.2277	8.7242	358	1	77,795.97	88.26	88.26	648
100,000.00 - 149,999.99	204	25,641,102.70	7.48	8.3431	7.8396	358	1	125,691.68	80.61	80.76	635
150,000.00 - 199,999.99	202	35,411,738.36	10.33	7.7122	7.2087	359	1	175,305.64	77.47	77.50	618
200,000.00 - 249,999.99	162	36,649,751.62	10.69	7.6407	7.1372	359	1	226,233.03	76.52	76.62	627
250,000.00 - 299,999.99	136	37,711,354.68	11.00	7.5394	7.0359	359	1	277,289.37	78.21	78.21	636
300,000.00 - 349,999.99	134	43,704,942.60	12.75	7.3035	6.8000	358	1	326,156.29	78.22	78.22	637
350,000.00 - 399,999.99	95	35,634,559.54	10.40	7.0174	6.5139	359	1	375,100.63	78.33	78.33	641
400,000.00 - 449,999.99	55	23,458,314.87	6.84	6.9353	6.4318	359	1	426,514.82	79.70	79.70	653
450,000.00 - 499,999.99	51	24,178,348.93	7.05	6.8098	6.3063	359	1	474,085.27	79.96	79.96	660
500,000.00 - 549,999.99	36	18,883,909.83	5.51	6.9807	6.4772	359	1	524,553.05	81.86	82.54	653
550,000.00 - 599,999.99	26	14,975,774.75	4.37	7.0766	6.5731	359	1	575,991.34	80.72	81.32	654
600,000.00 - 649,999.99	15	9,344,233.01	2.73	7.3298	6.8263	359	1	622,948.87	80.11	91.41	659
650,000.00 - 699,999.99	13	8,828,927.73	2.58	6.9678	6.4643	359	1	679,148.29	78.53	94.35	665
700,000.00 - 749,999.99	12	8,876,691.83	2.59	7.5756	7.0721	359	1	739,724.32	79.55	82.04	633
750,000.00 - 799,999.99	1	750,000.00	0.22	6.9000	6.3965	359	1	750,000.00	77.40	77.40	653
TOTAL	**1,422**	**342,727,091.90**	**100.00**	**7.4757**	**6.9722**	**358**	**1**	**241,017.65**	**79.40**	**80.27**	**640**

Collateral Grouped by Current Gross Coupon

CURRENT GROSS COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Min CURRENT GROSS COUPON	Max CURRENT GROSS COUPON	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
5.250 - 5.499	3	1,193,116	0.35	5.4276	4.9241	359	1	5.3500	5.4900	397,705	80.00	80.00	703
5.500 - 5.749	7	2,311,570	0.67	5.5593	5.0558	358	2	5.5000	5.7000	330,224	75.23	75.23	658
5.750 - 5.999	25	9,770,575	2.85	5.9338	5.4303	359	1	5.7500	5.9900	390,823	76.28	79.71	691
6.000 - 6.249	43	15,649,111	4.57	6.1058	5.6023	359	1	6.0000	6.2400	363,933	79.10	80.04	674
6.250 - 6.499	64	22,663,232	6.61	6.3450	5.8415	359	1	6.2500	6.4900	354,113	79.53	81.00	680
6.500 - 6.749	130	43,933,045	12.82	6.5854	6.0819	359	1	6.5000	6.7000	337,947	78.53	79.77	664
6.750 - 6.999	180	56,233,590	16.41	6.8666	6.3631	358	1	6.7500	6.9900	312,409	78.58	79.77	660
7.000 - 7.249	67	17,495,934	5.10	7.1203	6.6168	359	1	7.0000	7.2400	261,133	79.96	80.67	656

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Collateral Grouped by Current Gross Coupon

CURRENT GROSS COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Min CURRENT GROSS COUPON	Max CURRENT GROSS COUPON	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
7.250 - 7.499	129	34,482,929	10.06	7.3531	6.8496	359	1	7.2500	7.4900	267,310	78.97	79.35	647
7.500 - 7.749	116	26,851,574	7.83	7.5984	7.0949	359	1	7.5000	7.7400	231,479	78.20	78.70	632
7.750 - 7.999	117	29,519,474	8.61	7.8863	7.3828	359	1	7.7500	7.9900	252,303	78.93	80.19	622
8.000 - 8.249	51	11,823,295	3.45	8.1063	7.6028	359	1	8.0000	8.2400	231,829	79.25	79.25	596
8.250 - 8.499	49	11,184,062	3.26	8.3475	7.8440	359	1	8.2500	8.4900	228,246	78.39	78.46	592
8.500 - 8.749	45	9,133,048	2.66	8.5930	8.0895	359	1	8.5000	8.7400	202,957	80.44	80.86	598
8.750 - 8.999	77	14,022,214	4.09	8.8693	8.3658	357	1	8.7500	8.9900	182,107	81.47	81.65	584
9.000 - 9.249	25	4,266,024	1.24	9.0912	8.5877	359	1	9.0000	9.2250	170,641	79.43	79.43	569
9.250 - 9.499	51	6,348,172	1.85	9.3855	8.8820	358	1	9.2500	9.4900	124,474	84.00	85.46	602
9.500 - 9.749	66	7,896,938	2.30	9.6206	9.1171	358	1	9.5000	9.7490	119,651	85.27	85.53	607
9.750 - 9.999	73	7,508,680	2.19	9.8851	9.3816	355	1	9.7500	9.9990	102,859	86.93	86.93	599
10.000 - 10.249	21	1,343,564	0.39	10.0306	9.5271	350	1	10.0000	10.1700	63,979	100.00	100.00	658
10.250 - 10.499	13	1,927,048	0.56	10.3240	9.8205	354	1	10.2500	10.4500	148,234	73.93	73.93	550
10.500 - 10.749	9	850,133	0.25	10.6199	10.1164	354	2	10.5000	10.7250	94,459	86.07	86.07	590
10.750 - 10.999	24	2,064,092	0.60	10.9127	10.4092	355	1	10.7500	10.9900	86,004	86.78	86.78	629
11.000 - 11.249	17	1,374,555	0.40	11.1125	10.6090	352	1	11.0000	11.2000	80,856	90.13	90.13	610
11.250 - 11.499	8	738,169	0.22	11.3590	10.8555	359	1	11.2500	11.4500	92,271	70.13	70.13	543
11.500 - 11.749	2	257,931	0.08	11.5326	11.0291	359	1	11.5000	11.6500	128,966	62.17	62.17	525
11.750 - 11.999	6	831,550	0.24	11.9389	11.4354	359	1	11.8500	11.9900	138,592	68.13	68.13	554
12.000 - 12.249	2	679,061	0.20	12.1261	11.6226	359	1	12.0500	12.2000	339,531	64.69	64.69	532
12.500 - 12.749	2	374,406	0.11	12.5836	12.0801	359	1	12.5250	12.6000	187,203	72.66	72.66	604
TOTAL	**1,422**	**342,727,092**	**100.00**	**7.4757**	**6.9722**	**358**	**1**	**5.3500**	**12.6000**	**241,018**	**79.40**	**80.27**	**640**

Collateral Grouped by Original Loan-to-Value Ratio

LOAN TO VALUE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
0.01 - 50.00	28	4,718,122.27	1.38	7.78561	7.28211	359	1	168,504.37	40.49	40.49	602
50.01 - 55.00	14	3,288,846.97	0.96	7.13606	6.63256	359	1	234,917.64	53.31	53.31	611
55.01 - 60.00	16	3,522,871.66	1.03	8.05860	7.55510	359	1	220,179.48	57.95	57.95	583
60.01 - 65.00	52	12,120,388.64	3.54	8.68108	8.17758	359	1	233,084.40	63.55	63.55	577
65.01 - 70.00	62	14,914,038.62	4.35	8.26076	7.75726	359	1	240,549.01	69.04	70.79	571
70.01 - 75.00	103	27,989,823.10	8.17	8.00808	7.50458	359	1	271,745.86	74.14	74.14	573
75.01 - 80.00	807	226,250,196.09	66.01	7.07763	6.57413	359	1	280,359.60	79.86	81.02	653
80.01 - 85.00	28	8,429,301.82	2.46	7.27133	6.76783	359	1	301,046.49	83.67	83.67	637
85.01 - 90.00	37	13,014,725.49	3.80	7.34946	6.84596	359	1	351,749.34	89.87	90.59	652
90.01 - 95.00	11	3,366,784.67	0.98	7.82773	7.32423	359	1	306,071.33	93.94	93.94	687
95.01 - 100.00	264	25,111,992.57	7.33	9.41155	8.90805	354	1	95,121.18	99.87	99.87	685
TOTAL	**1,422**	**342,727,091.90**	**100.00**	**7.47566**	**6.97216**	**358**	**1**	**241,017.65**	**79.40**	**80.27**	**640**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

Collateral Grouped by Original Combined Loan-to_Value Ratio												
COMBO LTV	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE	
0.00 - 50.00	28	4,718,122.27	1.38	7.78561	7.28211	359	1	168,504.37	40.49	40.49	602	
50.01 - 55.00	14	3,288,846.97	0.96	7.13606	6.63256	359	1	234,917.64	53.31	53.31	611	
55.01 - 60.00	16	3,522,871.66	1.03	8.05860	7.55510	359	1	220,179.48	57.95	57.95	583	
60.01 - 65.00	52	12,120,388.64	3.54	8.68108	8.17758	359	1	233,084.40	63.55	63.55	577	
65.01 - 70.00	59	13,896,588.57	4.05	8.34919	7.84569	359	1	235,535.40	69.02	69.02	563	
70.01 - 75.00	103	27,989,823.10	8.17	8.00808	7.50458	359	1	271,745.86	74.14	74.14	573	
75.01 - 80.00	785	212,202,091.21	61.92	7.08113	6.57763	359	1	270,321.14	79.84	79.85	652	
80.01 - 85.00	29	8,933,301.82	2.61	7.36829	6.86479	359	1	308,044.89	83.46	83.73	630	
85.01 - 90.00	35	12,234,578.67	3.57	7.37761	6.87411	359	1	349,559.39	89.62	89.76	650	
90.01 - 95.00	17	6,161,540.45	1.80	7.72858	7.22508	359	1	362,443.56	87.68	94.40	667	
95.01 - 100.00	284	37,658,938.54	10.99	8.54498	8.04148	356	1	132,601.90	93.28	99.91	682	
TOTAL	**1,422**	**342,727,091.90**	**100.00**	**7.47566**	**6.97216**	**358**	**1**	**241,017.65**	**79.40**	**80.27**	**640**	

Collateral Grouped by Fico Score								
FICO SCORE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
500 - 519	71	17,530,171.46	5.11	246,903.82	9.06821	73.19	74.23	510
520 - 539	89	20,399,231.50	5.95	229,204.85	8.72919	73.44	73.44	529
540 - 559	71	16,277,333.62	4.75	229,258.22	8.20235	73.06	73.06	549
560 - 579	60	13,171,205.89	3.84	219,520.10	8.06958	73.12	73.12	568
580 - 599	56	13,723,002.55	4.00	245,053.62	7.68406	75.06	75.06	591
600 - 619	68	18,638,115.44	5.44	274,089.93	7.50578	76.15	76.26	610
620 - 639	178	39,299,249.33	11.47	220,782.30	7.30621	80.32	81.00	631
640 - 659	245	61,685,852.96	18.00	251,778.99	7.09161	80.06	81.08	650
660 - 679	218	52,213,788.08	15.23	239,512.79	7.21375	81.57	82.44	669
680 - 699	163	39,460,373.66	11.51	242,088.18	7.11600	83.50	85.11	689
700 - 719	82	19,210,385.72	5.61	234,273.00	7.12125	83.13	84.81	710
720 - 739	55	14,301,542.18	4.17	260,028.04	7.07711	83.12	84.85	729
740 - 759	37	9,087,187.18	2.65	245,599.65	7.17007	82.97	82.97	750
760 - 779	18	5,047,982.30	1.47	280,443.46	7.02218	82.96	87.19	766
780 - 799	8	2,143,027.15	0.63	267,878.39	6.94995	82.05	82.05	791
800 - 819	3	538,642.88	0.16	179,547.63	8.13854	87.89	87.89	807
TOTAL	**1,422**	**342,727,091.90**	**100.00**	**241,017.65**	**7.47566**	**79.40**	**80.27**	**640**

Collateral Grouped by Property Type			
PROPTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
2-4 Family	214	60,042,808.13	17.52
Condominium	81	14,050,340.40	4.10
PUD	63	15,999,559.60	4.67

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Collateral Grouped by Property Type

PROPTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Single Family	1,064	252,634,383.77	73.71
TOTAL	1,422	342,727,091.90	100.00

Collateral Grouped by Occupancy Type

OCCTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Investor	33	5,894,846.14	1.72
Owner Occupied	1,377	333,262,205.11	97.24
Second Home	12	3,570,040.65	1.04
TOTAL	1,422	342,727,091.90	100.00

Collateral Grouped by Documentation Type

DOCTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Stated Income	1,422	342,727,091.90	100.00
TOTAL	1,422	342,727,091.90	100.00

Collateral Grouped by Back Ratio (DTI)

BACK RATIO	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg BACK RATIO
0.01 - 5.00	1	229,375.38	0.07	229,375.38	9.10000	54.76	54.76	2.90
5.01 - 10.00	1	79,950.00	0.02	79,950.00	11.30000	65.00	65.00	10.00
10.01 - 15.00	3	300,638.05	0.09	100,212.68	9.05145	69.56	69.56	11.79
15.01 - 20.00	10	1,102,133.83	0.32	110,213.38	8.10938	73.56	75.94	19.09
20.01 - 25.00	36	6,102,393.72	1.78	169,510.94	7.63048	78.73	78.73	23.15
25.01 - 30.00	61	12,269,736.35	3.58	201,143.22	7.29304	78.54	78.54	27.60
30.01 - 35.00	126	26,712,864.28	7.79	212,006.86	7.36083	79.56	80.07	32.82
35.01 - 40.00	222	52,277,167.37	15.25	235,482.74	7.48427	78.40	79.07	37.91
40.01 - 45.00	379	92,595,667.42	27.02	244,315.75	7.44782	79.61	80.53	42.81
45.01 - 50.00	449	114,251,028.98	33.34	254,456.63	7.35931	80.40	81.77	47.38
50.01 - 55.00	134	36,806,136.52	10.74	274,672.66	7.96292	77.92	78.04	52.04
TOTAL	1,422	342,727,091.90	100.00	241,017.65	7.47566	79.40	80.27	42.77

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Collateral Grouped by Loan Purpose			
LOAN PURP	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Cash Out Refinance	513	132,905,877.91	38.78
Purchase	894	206,884,812.24	60.36
Rate/Term Refinance	15	2,936,401.75	0.86
TOTAL	1,422	342,727,091.90	100.00

Collateral Grouped by Lien							
LIEN	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
First Lien	1,187	325,512,688.67	94.98	274,231.41	7.34761	79.23	639
Second Lien	235	17,214,403.23	5.02	73,252.78	9.89702	99.89	674
TOTAL	1,422	342,727,091.90	100.00	241,017.65	7.47566	80.27	640

Collateral Grouped by Balloon Flag			
BALLOON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
No	1,422	342,727,091.90	100.00
TOTAL	1,422	342,727,091.90	100.00

Collateral Grouped by Prepay Penalty			
PREPAY PP DESC	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
No	359	81,095,376.92	23.66
No PP	359	81,095,376.92	23.66
Yes	1,063	261,631,714.98	76.34
1Y PP	238	65,704,208.65	19.17
2.5Y PP	1	224,841.20	0.07
2Y PP	733	175,595,777.38	51.23
3Y PP	91	20,106,887.75	5.87
TOTAL	1,422	342,727,091.90	100.00

Collateral Grouped by Geographic Distribution			
STATE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
AK	1	168,680.86	0.05
AR	3	248,422.38	0.07

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of

Collateral Grouped by Geographic Distribution

STATE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
AZ	11	1,832,061.97	0.53
CA	361	107,071,560.39	31.24
CO	20	3,822,186.48	1.12
CT	29	5,719,180.26	1.67
DC	13	4,262,512.42	1.24
DE	2	199,885.99	0.06
FL	142	26,755,770.81	7.81
GA	36	6,087,395.10	1.78
HI	16	4,220,565.95	1.23
IA	1	219,868.08	0.06
ID	2	550,495.91	0.16
IL	81	17,237,494.31	5.03
IN	8	780,422.80	0.23
KS	2	158,416.08	0.05
MA	54	12,919,474.78	3.77
MD	62	13,487,563.65	3.94
MI	24	2,910,876.78	0.85
MN	21	4,485,721.73	1.31
MO	10	1,281,801.58	0.37
NC	14	1,871,602.21	0.55
NH	3	498,619.27	0.15
NJ	132	33,785,152.15	9.86
NM	5	1,769,099.84	0.52
NV	24	5,049,071.95	1.47
NY	198	58,084,221.75	16.95
OH	12	1,102,750.30	0.32
OR	4	546,428.79	0.16
PA	16	2,976,679.14	0.87
RI	5	1,084,297.39	0.32
TN	5	339,469.35	0.10
TX	24	3,899,269.77	1.14
UT	6	1,197,408.36	0.35
VA	42	10,576,237.89	3.09
WA	9	2,206,196.06	0.64
WI	23	3,063,729.37	0.89
WV	1	256,500.00	0.07
TOTAL	**1,422**	**342,727,091.90**	**100.00**

Collateral Grouped by Margin

AM TYPE MARGIN	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
ARMS	**1,099**	**302,491,700.35**	**88.26**
4.500 - 4.999	3	986,917.64	0.29

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Collateral Grouped by Margin

AM TYPE MARGIN	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
5.000 - 5.499	34	12,914,443.23	3.77
5.500 - 5.999	109	38,766,956.60	11.31
6.000 - 6.499	163	52,768,309.09	15.40
6.500 - 6.999	790	197,055,073.79	57.50
FIXED	**323**	**40,235,391.55**	**11.74**
0.000 - 0.499	323	40,235,391.55	11.74
TOTAL	**1,422**	**342,727,091.90**	**100.00**

Collateral Grouped by Index

INDEX	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
FIXED	323	40,235,391.55	11.74
WSJ-6MLIBOR	1,099	302,491,700.35	88.26
TOTAL	**1,422**	**342,727,091.90**	**100.00**

Collateral Grouped by Product Type

PRODUCT	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Avg ORIGINAL BALANCE	Wtd Avg STATED ORIGINAL TERM	Wtd Avg STATED REM TERM	Wtd Avg AGE	Wtd Avg FICO SCORE	Wtd Avg BACK RATIO	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg MARGIN	Wtd Avg INIT RATE CAP	Wtd Avg PER RATE CAP	Wtd Avg GROSS LIFE CAP	Wtd Avg ROLL
FIXED	323	40,235,391.55	11.74	8.31311	7.80961	124,694.62	356	355	1	652	43.38	83.54	84.07	0.00000	0.00000	0.00000	0.00000	0
LIBOR 2/6 ARM	974	253,145,723.70	73.86	7.48758	6.98408	260,122.38	360	359	1	633	43.13	78.82	79.35	6.65346	3.00000	1.50000	6.97897	23
LIBOR 2/6 ARM IO	100	42,195,077.04	12.31	6.61198	6.10848	421,956.91	360	359	1	676	39.72	79.61	82.98	6.19695	3.00000	1.50000	7.00000	23
LIBOR 3/6 ARM	14	3,388,704.09	0.99	7.98579	7.48229	242,293.29	360	358	2	629	43.17	76.67	76.67	6.95641	3.00000	1.50000	7.00000	34
LIBOR 3/6 ARM IO	3	1,279,038.42	0.37	6.28027	5.77677	426,366.67	360	357	3	659	44.81	73.82	73.82	6.71823	3.00000	1.50000	7.00000	33
LIBOR 5/6 ARM	8	2,483,157.10	0.72	7.28651	6.78301	310,750.00	360	359	1	600	46.20	74.80	74.80	6.72877	3.00000	1.50000	7.00000	59
TOTAL	**1,422**	**342,727,091.90**	**100.00**	**7.47566**	**6.97216**	**241,201.45**	**360**	**358**	**1**	**640**	**42.77**	**79.40**	**80.27**	**6.59406**	**3.00000**	**1.50000**	**6.98240**	**23**

Collateral Grouped by IO Term

IO PERIOD	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
1 YEARS	1	324,000.00	0.09
2 YEARS	24	10,926,422.89	3.19
3 YEARS	1	185,600.00	0.05
5 YEARS	77	32,038,092.57	9.35
NON-IO	1,319	299,252,976.44	87.32
TOTAL	**1,422**	**342,727,091.90**	**100.00**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Collateral Grouped by Product Type

PRODUCT	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Avg ORIGINAL BALANCE	Wtd Avg STATED ORIGINAL TERM	Wtd Avg STATED REM TERM	Wtd Avg AGE	Wtd Avg FICO SCORE	Wtd Avg BACK RATIO	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg MARGIN	Wtd Avg INIT RATE CAP	Wtd Avg PER RATE CAP	Wtd Avg GROSS LIFE CAP	Wtd Avg ROLL
FIXED	82	4,474,797.88	6.15	8.24972	7.74622	54,648.29	327	326	1	676	39.13	82.28	87.30	0.00000	0.00000	0.00000	0.00000	0
LIBOR 2/6 ARM	325	65,495,978.44	90.03	7.54897	7.04547	201,696.04	360	359	1	648	39.46	84.75	85.53	6.78119	3.00000	1.50000	6.98404	23
LIBOR 2/6 ARM IO	1	472,000.00	0.65	6.40000	5.89650	472,000.00	360	358	2	590	45.20	80.00	80.00	6.99000	3.00000	1.50000	7.00000	22
LIBOR 3/6 ARM	6	1,731,350.22	2.38	6.88650	6.38300	294,250.00	360	358	2	657	32.11	84.32	84.32	6.23423	3.00000	1.50000	7.00000	34
LIBOR 5/6 ARM	3	571,122.41	0.79	7.50740	7.00390	190,533.33	360	359	1	629	43.47	82.49	82.49	6.68418	3.00000	1.50000	7.00000	59
TOTAL	**417**	**72,745,248.95**	**100.00**	**7.56853**	**7.06503**	**174,679.79**	**358**	**357**	**1**	**649**	**39.34**	**84.54**	**85.55**	**6.76796**	**3.00000**	**1.50000**	**6.98469**	**23**

Collateral Grouped by Current Balance

CURRENT BALANCE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
0.00 - 49,999.99	58	548,526.70	0.75	12.1132	11.6097	122	1	9,457.36	94.39	94.39	668
50,000.00 - 99,999.99	83	6,363,817.48	8.75	8.4218	7.9183	359	1	76,672.50	84.31	86.05	634
100,000.00 - 149,999.99	88	11,137,707.54	15.31	7.8496	7.3461	359	1	126,564.86	84.88	85.74	644
150,000.00 - 199,999.99	63	10,952,566.81	15.06	7.4800	6.9765	357	1	173,850.27	85.04	85.67	650
200,000.00 - 249,999.99	38	8,393,916.28	11.54	7.3435	6.8400	359	1	220,892.53	85.11	85.87	650
250,000.00 - 299,999.99	22	6,077,913.54	8.36	7.7167	7.2132	359	1	276,268.80	81.87	83.04	663
300,000.00 - 349,999.99	18	5,857,341.38	8.05	6.9974	6.4939	359	1	325,407.85	84.55	85.12	670
350,000.00 - 399,999.99	14	5,289,098.50	7.27	7.4572	6.9537	359	1	377,792.75	86.15	87.65	633
400,000.00 - 449,999.99	6	2,595,284.24	3.57	7.2702	6.7667	359	1	432,547.37	83.17	83.17	645
450,000.00 - 499,999.99	9	4,279,625.34	5.88	7.2800	6.7765	359	1	475,513.93	85.82	85.82	630
500,000.00 - 549,999.99	4	2,135,526.25	2.94	6.9549	6.4514	359	1	533,881.56	88.73	88.73	653
550,000.00 - 599,999.99	5	2,833,693.52	3.90	8.3016	7.7981	359	1	566,738.70	83.00	83.00	609
600,000.00 - 649,999.99	1	647,519.08	0.89	7.5000	6.9965	359	1	647,519.08	77.14	77.14	670
650,000.00 - 699,999.99	5	3,384,963.56	4.65	6.6355	6.1320	359	1	676,992.71	82.74	89.05	715
700,000.00 - 749,999.99	3	2,247,748.73	3.09	7.2499	6.7464	359	1	749,249.58	81.80	81.80	640
TOTAL	**417**	**72,745,248.95**	**100.00**	**7.5685**	**7.0650**	**357**	**1**	**174,449.04**	**84.54**	**85.55**	**649**

Collateral Grouped by Current Gross Coupon

CURRENT GROSS COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Min CURRENT GROSS COUPON	Max CURRENT GROSS COUPON	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
5.000 - 5.249	2	741,856	1.02	5.1500	4.6465	359	1	5.1500	5.1500	370,928	84.41	84.41	698
5.250 - 5.499	1	673,491	0.93	5.4000	4.8965	359	1	5.4000	5.4000	673,491	75.00	75.00	656
5.500 - 5.749	1	140,849	0.19	5.6000	5.0965	359	1	5.6000	5.6000	140,849	88.13	88.13	774
5.750 - 5.999	5	1,568,781	2.16	5.9791	5.4756	359	1	5.9000	5.9900	313,756	70.39	84.00	729
6.000 - 6.249	7	1,365,857	1.88	6.1262	5.6227	359	1	6.0000	6.2200	195,122	86.44	87.04	707
6.250 - 6.499	4	1,221,596	1.68	6.4030	5.8995	359	1	6.2500	6.4900	305,399	81.71	81.71	628
6.500 - 6.749	14	4,035,732	5.55	6.5937	6.0902	359	1	6.5000	6.7000	288,267	86.15	86.15	684
6.750 - 6.999	30	7,827,370	10.76	6.8602	6.3567	359	1	6.7500	6.9900	260,912	85.39	85.66	675
7.000 - 7.249	31	6,855,218	9.42	7.0973	6.5938	359	1	7.0000	7.2400	221,136	85.01	86.61	650
7.250 - 7.499	46	10,985,618	15.10	7.3519	6.8484	359	1	7.2500	7.4900	238,818	86.00	86.86	652

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

Collateral Grouped by Current Gross Coupon

CURRENT GROSS COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Min CURRENT GROSS COUPON	Max CURRENT GROSS COUPON	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
7.500 - 7.749	36	8,092,301	11.12	7.5787	7.0752	359	1	7.5000	7.7000	224,786	85.00	85.33	669
7.750 - 7.999	68	12,452,345	17.12	7.8591	7.3556	359	1	7.7500	7.9900	183,123	87.19	87.91	653
8.000 - 8.249	23	4,218,539	5.80	8.0699	7.5664	359	1	8.0000	8.2000	183,415	85.04	85.77	614
8.250 - 8.499	33	4,821,092	6.63	8.3137	7.8102	355	1	8.2500	8.4900	146,094	84.52	85.59	631
8.500 - 8.749	12	1,123,876	1.54	8.5660	8.0625	359	1	8.5000	8.7000	93,656	82.35	84.50	602
8.750 - 8.999	16	2,715,645	3.73	8.8739	8.3704	359	1	8.7500	8.9900	169,728	79.13	79.66	552
9.000 - 9.249	8	891,072	1.22	9.1129	8.6094	358	2	9.0000	9.2000	111,384	74.52	74.52	584
9.250 - 9.499	6	937,605	1.29	9.3627	8.8592	357	1	9.2500	9.4500	156,268	80.54	83.22	555
9.500 - 9.749	5	424,829	0.58	9.5982	9.0947	359	1	9.5000	9.7400	84,966	79.80	86.20	551
9.750 - 9.999	2	146,733	0.20	9.9033	9.3998	358	2	9.7500	9.9900	73,367	80.42	80.42	557
10.250 - 10.499	1	139,694	0.19	10.4500	9.9465	359	1	10.4500	10.4500	139,694	65.00	65.00	568
10.500 - 10.749	3	195,092	0.27	10.5615	10.0580	359	1	10.5000	10.6500	65,031	85.90	85.90	543
10.750 - 10.999	2	62,207	0.09	10.7500	10.2465	329	1	10.7500	10.7500	31,104	67.04	67.04	555
11.000 - 11.249	1	56,250	0.08	11.2000	10.6965	359	1	11.2000	11.2000	56,250	75.00	75.00	515
11.250 - 11.499	6	251,409	0.35	11.3316	10.8281	337	1	11.2500	11.4900	41,902	64.05	64.05	517
11.500 - 11.749	3	36,825	0.05	11.5000	10.9965	119	1	11.5000	11.5000	12,275	95.00	95.00	652
11.750 - 11.999	10	94,429	0.13	11.8976	11.3941	111	1	11.7500	11.9900	9,443	95.15	95.15	686
12.000 - 12.249	2	12,911	0.02	12.0000	11.4965	118	2	12.0000	12.0000	6,455	95.00	95.00	696
12.250 - 12.499	28	258,628	0.36	12.2500	11.7465	120	1	12.2500	12.2500	9,237	94.17	94.17	662
12.500 - 12.749	7	354,463	0.49	12.5825	12.0790	321	1	12.5000	12.6000	50,638	70.17	70.17	607
12.750 - 12.999	2	26,686	0.04	12.9900	12.4865	164	1	12.9900	12.9900	13,343	95.00	95.00	729
13.250 - 13.499	2	16,250	0.02	13.2500	12.7465	100	1	13.2500	13.2500	8,125	95.00	95.00	652
TOTAL	*417*	*72,745,249*	*100.00*	*7.5685*	*7.0650*	*357*	*1*	*5.1500*	*13.2500*	*174,449*	*84.54*	*85.55*	*649*

Collateral Grouped by Original Loan-to-Value Ratio

LOAN TO VALUE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
0.01 - 50.00	3	369,331.73	0.51	7.93831	7.43481	358	2	123,110.58	31.33	31.33	579
50.01 - 55.00	4	705,290.63	0.97	7.94924	7.44574	357	3	176,322.66	53.28	53.28	588
55.01 - 60.00	3	804,505.30	1.11	7.20652	6.70302	359	1	268,168.43	57.23	57.23	669
60.01 - 65.00	12	2,067,715.13	2.84	8.89933	8.39583	359	1	172,309.59	63.35	63.35	588
65.01 - 70.00	6	1,718,127.61	2.36	6.77200	6.26850	359	1	286,354.60	68.98	81.40	696
70.01 - 75.00	13	3,253,935.36	4.47	7.03750	6.53400	359	1	250,302.72	74.51	74.51	630
75.01 - 80.00	62	13,291,492.50	18.27	7.92287	7.41937	359	1	214,378.91	79.55	80.54	607
80.01 - 85.00	35	7,392,896.12	10.16	7.46272	6.95922	358	1	211,225.60	84.41	85.24	634
85.01 - 90.00	227	42,198,777.65	58.01	7.43193	6.92843	358	1	185,897.70	89.90	90.68	669
90.01 - 95.00	51	935,431.92	1.29	9.74237	9.23887	235	1	18,341.80	92.64	92.64	642
95.01 - 100.00	1	7,745.00	0.01	11.99000	11.48650	59	1	7,745.00	96.81	96.81	713
TOTAL	**417**	**72,745,248.95**	**100.00**	**7.56853**	**7.06503**	**357**	**1**	**174,449.04**	**84.54**	**85.55**	**649**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Collateral Grouped by Original Combined Loan-to_Value Ratio

COMBO LTV	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
0.00 - 50.00	3	369,331.73	0.51	7.93831	7.43481	358	2	123,110.58	31.33	31.33	579
50.01 - 55.00	4	705,290.63	0.97	7.94924	7.44574	357	3	176,322.66	53.28	53.28	588
55.01 - 60.00	3	804,505.30	1.11	7.20652	6.70302	359	1	268,168.43	57.23	57.23	669
60.01 - 65.00	12	2,067,715.13	2.84	8.89933	8.39583	359	1	172,309.59	63.35	63.35	588
65.01 - 70.00	5	1,029,507.49	1.42	7.29507	6.79157	359	1	205,901.50	68.96	68.96	651
70.01 - 75.00	13	3,253,935.36	4.47	7.03750	6.53400	359	1	250,302.72	74.51	74.51	630
75.01 - 80.00	57	12,468,331.16	17.14	7.94251	7.43901	359	1	218,742.65	79.53	79.53	609
80.01 - 85.00	28	6,743,444.05	9.27	7.33909	6.83559	358	1	240,837.29	84.19	84.36	638
85.01 - 90.00	196	37,027,577.31	50.90	7.40281	6.89931	358	1	188,916.21	89.79	89.89	675
90.01 - 95.00	82	6,077,613.47	8.35	7.98105	7.47755	340	1	74,117.24	90.40	94.62	626
95.01 - 100.00	14	2,197,997.32	3.02	7.41255	6.90905	358	1	156,999.81	80.26	99.98	645
TOTAL	417	72,745,248.95	100.00	7.56853	7.06503	357	1	174,449.04	84.54	85.55	649

Collateral Grouped by Fico Score

FICO SCORE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
500 - 519	11	1,843,210.79	2.53	167,564.62	9.45417	75.95	76.82	513
520 - 539	9	1,936,760.18	2.66	215,195.58	8.96679	76.24	76.24	531
540 - 559	10	1,995,609.41	2.74	199,560.94	7.79871	74.97	79.45	555
560 - 579	24	3,450,073.12	4.74	143,753.05	8.32944	79.85	81.12	570
580 - 599	28	4,263,689.72	5.86	152,274.63	7.96929	79.99	81.09	590
600 - 619	39	7,390,979.37	10.16	189,512.29	7.65706	83.54	84.91	611
620 - 639	59	9,269,065.75	12.74	157,102.81	7.65207	87.50	89.74	632
640 - 659	65	12,389,960.61	17.03	190,614.78	7.32742	85.13	85.28	649
660 - 679	63	11,540,140.43	15.86	183,176.83	7.33440	86.30	86.30	669
680 - 699	34	5,654,182.81	7.77	166,299.49	7.39120	87.40	87.40	689
700 - 719	18	3,547,618.34	4.88	197,089.91	7.37083	84.40	84.40	708
720 - 739	23	3,583,783.68	4.93	155,816.68	7.27432	88.14	88.14	730
740 - 759	22	2,687,069.42	3.69	122,139.52	7.17239	88.44	88.44	746
760 - 779	4	1,209,151.40	1.66	302,287.85	6.43499	77.91	95.56	764
780 - 799	8	1,983,953.92	2.73	247,994.24	6.80083	88.37	88.37	790
TOTAL	417	72,745,248.95	100.00	174,449.04	7.56853	84.54	85.55	649

Collateral Grouped by Property Type

PROPTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
2-4 Family	97	20,471,511.44	28.14
Condominium	39	6,468,129.48	8.89
PUD	7	1,291,647.04	1.78
Single Family	274	44,513,960.99	61.19

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Collateral Grouped by Property Type			
PROPTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
TOTAL	417	72,745,248.95	100.00

Collateral Grouped by Occupancy Type			
OCCTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Investor	385	63,838,356.48	87.76
Second Home	32	8,906,892.47	12.24
TOTAL	417	72,745,248.95	100.00

Collateral Grouped by Documentation Type			
DOCTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Full/Alternative	372	63,280,362.16	86.99
Stated Income	45	9,464,886.79	13.01
TOTAL	417	72,745,248.95	100.00

Collateral Grouped by Back Ratio (DTI)								
BACK RATIO	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg BACK RATIO
0.01 - 5.00	4	485,158.82	0.67	121,289.71	8.42326	71.11	71.11	2.57
5.01 - 10.00	6	1,152,414.61	1.58	192,069.10	7.94765	86.46	86.46	7.58
10.01 - 15.00	11	1,753,468.92	2.41	159,406.27	7.62846	88.38	88.38	11.71
15.01 - 20.00	13	2,784,584.05	3.83	214,198.77	7.50953	81.83	82.19	17.56
20.01 - 25.00	12	2,360,440.88	3.24	196,703.41	7.33516	85.64	85.64	22.30
25.01 - 30.00	36	7,912,202.66	10.88	219,783.41	7.42482	84.20	84.81	27.74
30.01 - 35.00	37	6,474,011.89	8.90	174,973.29	7.59407	86.15	86.65	32.67
35.01 - 40.00	48	6,820,535.29	9.38	142,094.49	7.38413	87.37	88.66	37.85
40.01 - 45.00	73	13,840,305.78	19.03	189,593.23	7.76345	83.21	83.73	42.68
45.01 - 50.00	91	16,325,748.15	22.44	179,403.83	7.52429	84.81	87.38	47.57
50.01 - 55.00	86	12,836,377.90	17.65	149,260.21	7.56948	83.70	84.21	52.43
TOTAL	417	72,745,248.95	100.00	174,449.04	7.56853	84.54	85.55	39.34

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Collateral Grouped by Loan Purpose

LOAN PURP	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Cash Out Refinance	138	28,740,970.07	39.51
Purchase	272	42,917,207.06	59.00
Rate/Term Refinance	7	1,087,071.82	1.49
TOTAL	**417**	**72,745,248.95**	**100.00**

Collateral Grouped by Lien

LIEN	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
First Lien	359	72,196,722.25	99.25	201,105.08	7.53400	85.48	649
Second Lien	58	548,526.70	0.75	9,457.36	12.11322	94.39	668
TOTAL	**417**	**72,745,248.95**	**100.00**	**174,449.04**	**7.56853**	**85.55**	**649**

Collateral Grouped by Balloon Flag

BALLOON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
No	417	72,745,248.95	100.00
TOTAL	**417**	**72,745,248.95**	**100.00**

Collateral Grouped by Prepay Penalty

PREPAY PP DESC	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
No	**94**	**17,716,275.82**	**24.35**
No PP	94	17,716,275.82	24.35
Yes	**323**	**55,028,973.13**	**75.65**
1Y PP	58	12,549,998.54	17.25
2Y PP	233	37,914,353.37	52.12
3Y PP	32	4,564,621.22	6.27
TOTAL	**417**	**72,745,248.95**	**100.00**

Collateral Grouped by Geographic Distribution

STATE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
AZ	8	1,248,595.87	1.72
CA	58	13,615,068.60	18.72
CO	8	956,193.70	1.31

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Collateral Grouped by Geographic Distribution

STATE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
CT	12	3,073,351.86	4.22
DC	6	1,229,121.06	1.69
DE	1	119,923.48	0.16
FL	62	10,356,639.39	14.24
GA	34	3,832,465.82	5.27
HI	5	1,399,395.69	1.92
IL	29	3,582,804.16	4.93
IN	9	509,706.88	0.70
MA	11	1,885,723.68	2.59
MD	15	2,247,815.82	3.09
ME	1	198,594.85	0.27
MI	17	1,592,766.21	2.19
MN	7	974,438.19	1.34
MO	6	459,628.08	0.63
NC	7	692,325.49	0.95
NJ	20	4,339,630.87	5.97
NV	6	1,379,652.39	1.90
NY	32	10,757,648.85	14.79
OH	10	870,869.50	1.20
OK	1	127,803.89	0.18
OR	4	470,691.81	0.65
PA	9	1,059,496.99	1.46
SC	1	213,084.28	0.29
TN	2	147,927.86	0.20
TX	5	1,007,716.17	1.39
UT	2	304,652.24	0.42
VA	14	2,464,215.18	3.39
WA	4	692,798.56	0.95
WI	11	934,501.53	1.28
TOTAL	**417**	**72,745,248.95**	**100.00**

Collateral Grouped by Margin

AM TYPE MARGIN	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
ARMS	**335**	**68,270,451.07**	**93.85**
4.500 - 4.999	4	1,556,195.38	2.14
5.000 - 5.499	4	884,108.48	1.22
5.500 - 5.999	7	1,762,066.30	2.42
6.000 - 6.499	31	7,627,194.18	10.48
6.500 - 6.999	289	56,440,886.73	77.59
FIXED	**82**	**4,474,797.88**	**6.15**
0.000 - 0.499	82	4,474,797.88	6.15
TOTAL	**417**	**72,745,248.95**	**100.00**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Collateral Grouped by Index

INDEX	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
FIXED	82	4,474,797.88	6.15
WSJ-6MLIBOR	335	68,270,451.07	93.85
TOTAL	417	72,745,248.95	100.00

Collateral Grouped by Product Type

PRODUCT	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Avg ORIGINAL BALANCE	Wtd Avg STATED ORIGINAL TERM	Wtd Avg STATED REM TERM	Wtd Avg AGE	Wtd Avg FICO SCORE	Wtd Avg BACK RATIO	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg MARGIN	Wtd Avg INIT RATE CAP	Wtd Avg PER RATE CAP	Wtd Avg GROSS LIFE CAP	Wtd Avg ROLL
FIXED	82	4,474,797.88	6.15	8.24972	7.74622	54,648.29	327	326	1	676	39.13	82.28	87.30	0.00000	0.00000	0.00000	0.00000	0
LIBOR 2/6 ARM	325	65,495,978.44	90.03	7.54897	7.04547	201,696.04	360	359	1	648	39.46	84.75	85.53	6.78119	3.00000	1.50000	6.98404	23
LIBOR 2/6 ARM IO	1	472,000.00	0.65	6.40000	5.89650	472,000.00	360	358	2	590	45.20	80.00	80.00	6.99000	3.00000	1.50000	7.00000	22
LIBOR 3/6 ARM	6	1,731,350.22	2.38	6.88650	6.38300	294,250.00	360	358	2	657	32.11	84.32	84.32	6.23423	3.00000	1.50000	7.00000	34
LIBOR 5/6 ARM	3	571,122.41	0.79	7.50740	7.00390	190,533.33	360	359	1	629	43.47	82.49	82.49	6.68418	3.00000	1.50000	7.00000	59
TOTAL	417	72,745,248.95	100.00	7.56853	7.06503	174,679.79	358	357	1	649	39.34	84.54	85.55	6.76796	3.00000	1.50000	6.98469	23

Collateral Grouped by IO Term

IO PERIOD	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
5 YEARS	1	472,000.00	0.65
NON-IO	416	72,273,248.95	99.35
TOTAL	417	72,745,248.95	100.00

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Collateral Grouped by Product Type

PRODUCT	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Avg ORIGINAL BALANCE	Wtd Avg STATED ORIGINAL TERM	Wtd Avg STATED REM TERM	Wtd Avg AGE	Wtd Avg FICO SCORE	Wtd Avg BACK RATIO	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg MARGIN	Wtd Avg INIT RATE CAP	Wtd Avg PER RATE CAP	Wtd Avg GROSS LIFE CAP	Wtd Avg ROLL
FIXED	3	900,882.05	1.42	6.50053	5.99703	300,800.00	360	359	1	717	44.01	73.95	99.45	0.00000	0.00000	0.00000	0.00000	0
LIBOR 2/6 ARM	230	43,837,544.45	69.19	7.63768	7.13418	190,740.44	360	359	1	593	42.00	87.57	95.97	6.77834	3.00000	1.50000	7.00000	23
LIBOR 2/6 ARM IO	32	18,204,674.22	28.73	6.49969	5.99619	568,972.78	360	359	1	650	44.35	80.60	99.01	5.99885	3.00000	1.50000	7.00000	23
LIBOR 3/6 ARM	2	417,625.98	0.66	7.51504	7.01154	209,115.00	360	358	2	562	44.70	90.00	92.15	6.99000	3.00000	1.50000	7.00000	34
TOTAL	267	63,360,726.70	100.00	7.29374	6.79024	237,445.92	360	359	1	611	42.72	85.39	96.87	6.55256	3.00000	1.50000	7.00000	23

Collateral Grouped by Current Balance

CURRENT BALANCE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
50,000.00 - 99,999.99	54	4,331,836.04	6.84	8.3763	7.8728	359	1	80,219.19	88.74	97.13	574
100,000.00 - 149,999.99	84	10,403,314.21	16.42	8.0021	7.4986	359	1	123,848.98	89.55	96.26	576
150,000.00 - 199,999.99	41	7,096,662.62	11.20	7.5323	7.0288	359	1	173,089.33	89.92	95.85	577
200,000.00 - 249,999.99	16	3,546,891.71	5.60	7.6774	7.1739	359	1	221,680.73	87.63	93.36	578
250,000.00 - 299,999.99	9	2,535,686.19	4.00	7.8615	7.3580	359	1	281,742.91	89.45	95.61	600
300,000.00 - 349,999.99	10	3,327,585.86	5.25	7.2601	6.7566	359	1	332,758.59	90.00	96.01	577
350,000.00 - 399,999.99	6	2,214,981.34	3.50	7.4367	6.9332	359	1	369,163.56	88.17	95.34	570
400,000.00 - 449,999.99	3	1,243,796.88	1.96	7.6852	7.1817	359	1	414,598.96	90.00	96.64	562
450,000.00 - 499,999.99	3	1,447,840.45	2.29	7.5404	7.0369	359	1	482,613.48	90.00	94.85	606
500,000.00 - 549,999.99	2	1,020,007.30	1.61	7.6545	7.1510	359	1	510,003.65	80.00	92.47	577
550,000.00 - 599,999.99	1	599,452.29	0.95	6.4500	5.9465	359	1	599,452.29	80.00	95.00	707
600,000.00 - 649,999.99	14	8,689,836.63	13.71	6.7212	6.2177	359	1	620,702.62	80.73	98.60	661
650,000.00 - 699,999.99	16	10,810,999.49	17.06	6.7607	6.2572	359	1	675,687.47	79.91	99.26	662
700,000.00 - 749,999.99	7	5,092,835.69	8.04	6.2369	5.7334	359	1	727,547.96	81.30	99.26	635
950,000.00 - 999,999.99	1	999,000.00	1.58	5.9500	5.4465	359	1	999,000.00	72.39	86.88	672
TOTAL	267	63,360,726.70	100.00	7.2937	6.7902	359	1	237,306.09	85.39	96.87	611

Collateral Grouped by Current Gross Coupon

CURRENT GROSS COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Min CURRENT GROSS COUPON	Max CURRENT GROSS COUPON	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
4.750 - 4.999	1	619,080	0.98	4.9900	4.4865	359	1	4.9900	4.9900	619,080	80.00	100.00	620
5.250 - 5.499	1	604,000	0.95	5.4900	4.9865	359	1	5.4900	5.4900	604,000	80.00	100.00	712
5.500 - 5.749	1	712,704	1.12	5.7400	5.2365	359	1	5.7400	5.7400	712,704	80.00	100.00	679
5.750 - 5.999	5	3,384,107	5.34	5.9129	5.4094	359	1	5.8000	5.9900	676,821	76.28	95.02	662
6.000 - 6.249	6	3,305,782	5.22	6.1479	5.6444	359	1	6.1000	6.2200	550,964	81.49	99.24	627
6.250 - 6.499	8	5,069,183	8.00	6.3344	5.8309	359	1	6.2500	6.4500	633,648	80.00	99.05	642
6.500 - 6.749	8	4,728,622	7.46	6.5687	6.0652	359	1	6.5000	6.7000	591,078	83.18	98.37	665
6.750 - 6.999	12	5,492,542	8.67	6.8875	6.3840	359	1	6.7500	6.9900	457,712	82.15	98.30	651
7.000 - 7.249	16	3,782,352	5.97	7.1098	6.6063	359	1	7.0000	7.2400	236,397	87.24	96.23	593
7.250 - 7.499	34	7,733,547	12.21	7.3171	6.8136	359	1	7.2500	7.4500	227,457	89.13	95.69	592
7.500 - 7.749	25	4,730,385	7.47	7.5665	7.0630	359	1	7.5000	7.7000	189,215	88.53	96.81	594

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Collateral Grouped by Current Gross Coupon

CURRENT GROSS COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Min CURRENT GROSS COUPON	Max CURRENT GROSS COUPON	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
7.750 - 7.999	59	11,377,108	17.96	7.8872	7.3837	359	1	7.7500	7.9900	192,832	87.98	96.44	596
8.000 - 8.249	14	2,165,931	3.42	8.1350	7.6315	359	1	8.0500	8.2400	154,709	89.94	95.70	592
8.250 - 8.499	24	3,457,162	5.46	8.3044	7.8009	359	1	8.2500	8.4900	144,048	89.50	96.16	577
8.500 - 8.749	27	2,930,129	4.62	8.5725	8.0690	359	1	8.5000	8.7400	108,523	88.69	96.84	571
8.750 - 8.999	12	1,653,498	2.61	8.8705	8.3670	359	1	8.7500	8.9900	137,791	86.10	91.65	547
9.250 - 9.499	9	1,136,297	1.79	9.3175	8.8140	359	1	9.2500	9.4500	126,255	83.62	96.90	537
9.500 - 9.749	4	413,527	0.65	9.5756	9.0721	359	1	9.5000	9.6500	103,382	75.88	88.16	523
9.750 - 9.999	1	64,770	0.10	9.8500	9.3465	359	1	9.8500	9.8500	64,770	90.00	100.00	569
TOTAL	**267**	**63,360,727**	**100.00**	**7.2937**	**6.7902**	**359**	**1**	**4.9900**	**9.8500**	**237,306**	**85.39**	**96.87**	**611**

Collateral Grouped by Original Loan-to-Value Ratio

LOAN TO VALUE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
65.01 - 70.00	3	1,017,450.05	1.61	7.05289	6.54939	359	1	339,150.02	69.32	94.94	680
70.01 - 75.00	1	999,000.00	1.58	5.95000	5.44650	359	1	999,000.00	72.39	86.88	672
75.01 - 80.00	42	24,537,936.64	38.73	6.72085	6.21735	359	1	584,236.59	79.94	98.66	646
80.01 - 85.00	15	1,632,046.71	2.58	8.27144	7.76794	359	1	108,803.11	84.97	94.42	570
85.01 - 90.00	202	34,398,246.86	54.29	7.69998	7.19648	359	1	170,288.35	89.98	96.03	586
90.01 - 95.00	4	776,046.44	1.22	7.39053	6.88703	359	1	194,011.61	92.84	97.91	563
TOTAL	**267**	**63,360,726.70**	**100.00**	**7.29374**	**6.79024**	**359**	**1**	**237,306.09**	**85.39**	**96.87**	**611**

Collateral Grouped by Original Combined Loan-to_Value Ratio

COMBO LTV	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
75.01 - 80.00	1	223,890.97	0.35	9.55000	9.04650	359	1	223,890.97	70.00	79.33	501
80.01 - 85.00	2	731,805.61	1.15	8.30827	7.80477	359	1	365,902.81	80.00	84.83	535
85.01 - 90.00	7	1,933,574.67	3.05	6.92604	6.42254	359	1	276,224.95	77.61	87.80	625
90.01 - 95.00	154	30,038,786.42	47.41	7.62220	7.11870	359	1	195,057.05	88.72	94.86	590
95.01 - 100.00	103	30,432,669.03	48.03	6.95189	6.44839	359	1	295,462.81	82.83	99.85	634
TOTAL	**267**	**63,360,726.70**	**100.00**	**7.29374**	**6.79024**	**359**	**1**	**237,306.09**	**85.39**	**96.87**	**611**

Collateral Grouped by Fico Score

FICO SCORE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
500 - 519	6	1,764,755.62	2.79	294,125.94	9.02525	77.84	89.01	509
520 - 539	7	881,328.95	1.39	125,904.14	7.83004	87.63	95.69	535
540 - 559	49	7,958,455.53	12.56	162,417.46	7.68376	89.47	95.93	554

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

**Collateral Grouped by Fico Score**

| FICO SCORE | Count | Total CURRENT BALANCE | Pct of overall CURRENT BALANCE | Avg CURRENT BALANCE | Wtd Avg CURRENT GROSS COUPON | Wtd Avg LOAN TO VALUE | Wtd Avg COMBO LTV | Wtd Avg FICO SCORE |
|---|---|---|---|---|---|---|---|---|
| 560 - 579 | 89 | 13,607,596.41 | 21.48 | 152,894.34 | 7.81152 | 89.74 | 95.72 | 569 |
| 580 - 599 | 35 | 6,842,403.93 | 10.80 | 195,497.26 | 7.48338 | 86.95 | 98.86 | 587 |
| 600 - 619 | 23 | 6,396,441.24 | 10.10 | 278,106.14 | 7.11151 | 84.97 | 96.10 | 611 |
| 620 - 639 | 27 | 6,891,015.94 | 10.88 | 255,222.81 | 7.19131 | 86.15 | 97.28 | 630 |
| 640 - 659 | 11 | 5,546,133.77 | 8.75 | 504,193.98 | 6.52656 | 81.86 | 98.88 | 648 |
| 660 - 679 | 7 | 5,037,658.44 | 7.95 | 719,665.49 | 6.54095 | 79.96 | 97.40 | 672 |
| 680 - 699 | 6 | 3,987,284.71 | 6.29 | 664,547.45 | 6.79486 | 81.58 | 98.06 | 688 |
| 700 - 719 | 4 | 2,519,032.04 | 3.98 | 629,758.01 | 6.73796 | 80.00 | 97.58 | 706 |
| 720 - 739 | 2 | 1,240,000.00 | 1.96 | 620,000.00 | 6.67258 | 80.00 | 100.00 | 731 |
| 760 - 779 | 1 | 688,620.12 | 1.09 | 688,620.12 | 5.99000 | 69.00 | 100.00 | 763 |
| TOTAL | 267 | 63,360,726.70 | 100.00 | 237,306.09 | 7.29374 | 85.39 | 96.87 | 611 |

**Collateral Grouped by Property Type**

| PROPTYPE | Count | Total CURRENT BALANCE | Pct of overall CURRENT BALANCE |
|---|---|---|---|
| 2-4 Family | 30 | 8,721,760.80 | 13.77 |
| Condominium | 17 | 2,352,626.30 | 3.71 |
| PUD | 14 | 4,434,098.30 | 7.00 |
| Single Family | 206 | 47,852,241.30 | 75.52 |
| TOTAL | 267 | 63,360,726.70 | 100.00 |

**Collateral Grouped by Occupancy Type**

| OCCTYPE | Count | Total CURRENT BALANCE | Pct of overall CURRENT BALANCE |
|---|---|---|---|
| Investor | 47 | 7,172,178.30 | 11.32 |
| Owner Occupied | 217 | 55,098,994.57 | 86.96 |
| Second Home | 3 | 1,089,553.83 | 1.72 |
| TOTAL | 267 | 63,360,726.70 | 100.00 |

**Collateral Grouped by Documentation Type**

| DOCTYPE | Count | Total CURRENT BALANCE | Pct of overall CURRENT BALANCE |
|---|---|---|---|
| Full/Alternative | 238 | 47,058,051.96 | 74.27 |
| Stated Income | 29 | 16,302,674.74 | 25.73 |
| TOTAL | 267 | 63,360,726.70 | 100.00 |

*The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.*

Collateral Grouped by Back Ratio (DTI)

BACK RATIO	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg BACK RATIO
15.01 - 20.00	3	485,309.34	0.77	161,769.78	7.73828	85.68	94.91	18.13
20.01 - 25.00	8	1,232,917.68	1.95	154,114.71	8.00927	90.00	95.85	22.79
25.01 - 30.00	13	3,423,650.11	5.40	263,357.70	7.26930	87.58	94.83	27.22
30.01 - 35.00	28	5,082,590.18	8.02	181,521.08	7.35055	85.10	95.24	32.41
35.01 - 40.00	36	7,598,149.54	11.99	211,059.71	7.44610	86.32	97.03	38.05
40.01 - 45.00	62	17,088,734.25	26.97	275,624.75	7.18853	84.48	97.47	43.20
45.01 - 50.00	86	23,389,613.25	36.92	271,972.25	7.13735	85.05	97.58	47.83
50.01 - 55.00	31	5,059,762.35	7.99	163,218.14	7.88564	86.24	94.74	52.53
TOTAL	**267**	**63,360,726.70**	**100.00**	**237,306.09**	**7.29374**	**85.39**	**96.87**	**42.72**

Collateral Grouped by Loan Purpose

LOAN PURP	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Cash Out Refinance	47	13,771,627.16	21.74
Purchase	217	48,975,646.34	77.30
Rate/Term Refinance	3	613,453.20	0.97
TOTAL	**267**	**63,360,726.70**	**100.00**

Collateral Grouped by Lien

LIEN	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
First Lien	267	63,360,726.70	100.00	237,306.09	7.29374	96.87	611
TOTAL	**267**	**63,360,726.70**	**100.00**	**237,306.09**	**7.29374**	**96.87**	**611**

Collateral Grouped by Balloon Flag

BALLOON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
No	267	63,360,726.70	100.00
TOTAL	**267**	**63,360,726.70**	**100.00**

Collateral Grouped by Prepay Penalty

PREPAY PP DESC	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
No	**60**	**11,737,678.31**	**18.53**
No PP	60	11,737,678.31	18.53

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of

Collateral Grouped by Prepay Penalty

PREPAY PP DESC	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Yes	207	51,623,048.39	81.47
1Y PP	38	11,188,111.19	17.66
2Y PP	158	38,386,148.96	60.58
3Y PP	11	2,048,788.24	3.23
TOTAL	267	63,360,726.70	100.00

Collateral Grouped by Geographic Distribution

STATE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
AZ	4	1,326,493.60	2.09
CA	36	21,834,772.91	34.46
CO	7	1,891,410.49	2.99
CT	3	513,000.00	0.81
DC	1	669,902.46	1.06
FL	29	4,944,206.32	7.80
GA	20	2,781,683.55	4.39
HI	2	989,839.44	1.56
IA	1	110,172.97	0.17
ID	2	177,034.74	0.28
IL	22	4,130,112.65	6.52
IN	2	242,827.69	0.38
KS	1	208,800.00	0.33
KY	1	148,384.15	0.23
MA	7	2,190,101.99	3.46
MD	6	906,511.16	1.43
ME	3	533,058.60	0.84
MI	18	1,756,459.82	2.77
MN	6	1,300,475.97	2.05
MO	9	778,725.37	1.23
NC	14	1,724,686.37	2.72
NJ	7	1,392,789.47	2.20
NV	2	324,634.32	0.51
NY	11	3,674,841.90	5.80
OH	9	1,265,881.86	2.00
OR	1	152,902.44	0.24
PA	6	744,498.52	1.18
RI	2	498,485.29	0.79
SC	3	297,688.94	0.47
TN	2	221,416.72	0.35
TX	13	2,343,025.91	3.70
UT	1	663,439.40	1.05
VA	8	1,493,203.27	2.36
WA	3	367,923.63	0.58

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

Collateral Grouped by Geographic Distribution

STATE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
WI	4	415,049.78	0.66
WV	1	346,285.00	0.55
TOTAL	267	63,360,726.70	100.00

Collateral Grouped by Margin

AM TYPE MARGIN	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
ARMS	264	62,459,844.65	98.58
4.500 - 4.999	1	604,000.00	0.95
5.000 - 5.499	6	4,194,099.06	6.62
5.500 - 5.999	15	8,880,014.48	14.02
6.000 - 6.499	16	7,605,089.17	12.00
6.500 - 6.999	226	41,176,641.94	64.99
FIXED	3	900,882.05	1.42
0.000 - 0.499	3	900,882.05	1.42
TOTAL	267	63,360,726.70	100.00

Collateral Grouped by Index

INDEX	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
FIXED	3	900,882.05	1.42
WSJ-6MLIBOR	264	62,459,844.65	98.58
TOTAL	267	63,360,726.70	100.00

Collateral Grouped by Product Type

PRODUCT	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Avg ORIGINAL BALANCE	Wtd Avg STATED ORIGINAL TERM	Wtd Avg STATED REM TERM	Wtd Avg AGE	Wtd Avg FICO SCORE	Wtd Avg BACK RATIO	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg MARGIN	Wtd Avg INIT RATE CAP	Wtd Avg PER RATE CAP	Wtd Avg GROSS LIFE CAP	Wtd Avg ROLL
FIXED	3	900,882.05	1.42	6.50053	5.99703	300,800.00	360	359	1	717	44.01	73.95	99.45	0.00000	0.00000	0.00000	0.00000	0
LIBOR 2/6 ARM	230	43,837,544.45	69.19	7.63768	7.13418	190,740.44	360	359	1	593	42.00	87.57	95.97	6.77834	3.00000	1.50000	7.00000	23
LIBOR 2/6 ARM IO	32	18,204,674.22	28.73	6.49969	5.99619	568,972.78	360	359	1	650	44.35	80.60	99.01	5.99885	3.00000	1.50000	7.00000	23
LIBOR 3/6 ARM	2	417,625.98	0.66	7.51504	7.01154	209,115.00	360	358	2	562	44.70	90.00	92.15	6.99000	3.00000	1.50000	7.00000	34
TOTAL	267	63,360,726.70	100.00	7.29374	6.79024	237,445.92	360	359	1	611	42.72	85.39	96.87	6.55256	3.00000	1.50000	7.00000	23

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

Collateral Grouped by IO Term			
IO PERIOD	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
2 YEARS	5	3,227,000.00	5.09
5 YEARS	27	14,977,674.22	23.64
NON-IO	235	45,156,052.48	71.27
TOTAL	**267**	**63,360,726.70**	**100.00**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Collateral Grouped by Product Type

PRODUCT	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Avg ORIGINAL BALANCE	Wtd Avg STATED ORIGINAL TERM	Wtd Avg STATED REM TERM	Wtd Avg AGE	Wtd Avg FICO SCORE	Wtd Avg BACK RATIO	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg MARGIN	Wtd Avg INIT RATE CAP	Wtd Avg PER RATE CAP	Wtd Avg GROSS LIFE CAP	Wtd Avg ROLL
FIXED	80	3,686,245.55	5.77	8.67998	8.17648	46,139.50	320	319	1	663	37.82	84.82	85.13	0.00000	0.00000	0.00000	0.00000	0
LIBOR 2/6 ARM	297	58,031,464.19	90.90	7.59488	7.09138	195,550.27	360	359	1	651	39.49	85.03	85.88	6.82765	3.00000	1.50000	6.98199	23
LIBOR 2/6 ARM IO	1	472,000.00	0.74	6.40000	5.89650	472,000.00	360	358	2	590	45.20	80.00	80.00	6.99000	3.00000	1.50000	7.00000	22
LIBOR 3/6 ARM	4	1,077,524.33	1.69	7.72277	7.21927	269,700.00	360	358	2	647	31.63	80.87	80.87	6.93641	3.00000	1.50000	7.00000	34
LIBOR 5/6 ARM	3	571,122.41	0.89	7.50740	7.00390	190,533.33	360	359	1	629	43.47	82.49	82.49	6.68418	3.00000	1.50000	7.00000	59
TOTAL	**385**	**63,838,356.48**	**100.00**	**7.65008**	**7.14658**	**165,953.22**	**358**	**357**	**1**	**651**	**39.34**	**84.89**	**85.68**	**6.82951**	**3.00000**	**1.50000**	**6.98263**	**23**

Collateral Grouped by Current Balance

CURRENT BALANCE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
0.00 - 49,999.99	58	548,526.70	0.86	12.1132	11.6097	122	1	9,457.36	94.39	94.39	668
50,000.00 - 99,999.99	80	6,132,152.91	9.61	8.4280	7.9245	359	1	76,651.91	84.25	86.07	636
100,000.00 - 149,999.99	80	10,037,244.47	15.72	7.9144	7.4109	359	1	125,465.56	85.04	85.99	644
150,000.00 - 199,999.99	59	10,224,431.79	16.02	7.4670	6.9635	357	1	173,295.45	85.40	85.98	653
200,000.00 - 249,999.99	34	7,505,746.57	11.76	7.3918	6.8883	359	1	220,757.25	84.85	85.57	651
250,000.00 - 299,999.99	21	5,825,237.76	9.12	7.7652	7.2617	359	1	277,392.27	81.52	82.73	663
300,000.00 - 349,999.99	16	5,220,386.83	8.18	7.0228	6.5193	359	1	326,274.18	85.72	86.35	672
350,000.00 - 399,999.99	11	4,129,953.01	6.47	7.3979	6.8944	359	1	375,450.27	88.08	90.01	645
400,000.00 - 449,999.99	4	1,713,962.04	2.68	7.2418	6.7383	359	1	428,490.51	83.59	83.59	656
450,000.00 - 499,999.99	8	3,794,747.17	5.94	7.2711	6.7676	359	1	474,343.40	85.29	85.29	639
500,000.00 - 549,999.99	3	1,628,119.90	2.55	7.5174	7.0139	359	1	542,706.63	88.33	88.33	646
550,000.00 - 599,999.99	5	2,833,693.52	4.44	8.3016	7.7981	359	1	566,738.70	83.00	83.00	609
600,000.00 - 649,999.99	1	647,519.08	1.01	7.5000	6.9965	359	1	647,519.08	77.14	77.14	670
650,000.00 - 699,999.99	2	1,348,886.00	2.11	6.9750	6.4715	359	1	674,443.00	90.00	90.00	752
700,000.00 - 749,999.99	3	2,247,748.73	3.52	7.2499	6.7464	359	1	749,249.58	81.80	81.80	640
TOTAL	**385**	**63,838,356.48**	**100.00**	**7.6501**	**7.1466**	**357**	**1**	**165,813.91**	**84.89**	**85.68**	**651**

Collateral Grouped by Current Gross Coupon

CURRENT GROSS COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Min CURRENT GROSS COUPON	Max CURRENT GROSS COUPON	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
5.000 - 5.249	1	234,450	0.37	5.1500	4.6465	359	1	5.1500	5.1500	234,450	72.31	72.31	743
5.750 - 5.999	2	395,455	0.62	5.9707	5.4672	358	2	5.9500	5.9900	197,727	67.54	67.54	649
6.000 - 6.249	6	1,152,772	1.81	6.1310	5.6275	359	1	6.0000	6.2200	192,129	85.79	86.49	725
6.250 - 6.499	3	992,520	1.55	6.4037	5.9002	359	1	6.2500	6.4900	330,840	79.80	79.80	616
6.500 - 6.749	12	3,453,355	5.41	6.6021	6.0986	359	1	6.5000	6.7000	287,780	86.93	86.93	693
6.750 - 6.999	28	7,537,069	11.81	6.8606	6.3571	359	1	6.7500	6.9900	269,181	85.40	85.68	676
7.000 - 7.249	28	6,185,753	9.69	7.0928	6.5893	359	1	7.0000	7.2400	220,920	85.27	86.87	648
7.250 - 7.499	41	9,273,338	14.53	7.3561	6.8526	359	1	7.2500	7.4900	226,179	85.99	86.90	663
7.500 - 7.749	34	7,765,689	12.16	7.5780	7.0745	359	1	7.5000	7.7000	228,403	85.21	85.55	672
7.750 - 7.999	65	11,434,776	17.91	7.8561	7.3526	359	1	7.7500	7.9900	175,920	87.24	88.03	655

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Collateral Grouped by Current Gross Coupon

CURRENT GROSS COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Min CURRENT GROSS COUPON	Max CURRENT GROSS COUPON	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
8.000 - 8.249	22	3,838,791	6.01	8.0719	7.5684	359	1	8.0000	8.2000	174,491	85.53	86.34	622
8.250 - 8.499	32	4,762,216	7.46	8.3133	7.8098	355	1	8.2500	8.4900	148,819	84.45	85.54	631
8.500 - 8.749	10	863,269	1.35	8.5775	8.0740	359	1	8.5000	8.7000	86,327	86.00	88.81	617
8.750 - 8.999	14	2,177,348	3.41	8.8770	8.3735	358	2	8.7500	8.9900	155,525	78.28	78.93	558
9.000 - 9.249	7	757,544	1.19	9.1328	8.6293	358	2	9.0500	9.2000	108,221	73.55	73.55	595
9.250 - 9.499	6	937,605	1.47	9.3627	8.8592	357	1	9.2500	9.4500	156,268	80.54	83.22	555
9.500 - 9.749	5	424,829	0.67	9.5982	9.0947	359	1	9.5000	9.7400	84,966	79.80	86.20	551
9.750 - 9.999	2	146,733	0.23	9.9033	9.3998	358	2	9.7500	9.9900	73,367	80.42	80.42	557
10.250 - 10.499	1	139,694	0.22	10.4500	9.9465	359	1	10.4500	10.4500	139,694	65.00	65.00	568
10.500 - 10.749	3	195,092	0.31	10.5615	10.0580	359	1	10.5000	10.6500	65,031	85.90	85.90	543
10.750 - 10.999	2	62,207	0.10	10.7500	10.2465	329	1	10.7500	10.7500	31,104	67.04	67.04	555
11.000 - 11.249	1	56,250	0.09	11.2000	10.6965	359	1	11.2000	11.2000	56,250	75.00	75.00	515
11.250 - 11.499	6	251,409	0.39	11.3316	10.8281	337	1	11.2500	11.4900	41,902	64.05	64.05	517
11.500 - 11.749	3	36,825	0.06	11.5000	10.9965	119	1	11.5000	11.5000	12,275	95.00	95.00	652
11.750 - 11.999	10	94,429	0.15	11.8976	11.3941	111	1	11.7500	11.9900	9,443	95.15	95.15	686
12.000 - 12.249	2	12,911	0.02	12.0000	11.4965	118	2	12.0000	12.0000	6,455	95.00	95.00	696
12.250 - 12.499	28	258,628	0.41	12.2500	11.7465	120	1	12.2500	12.2500	9,237	94.17	94.17	662
12.500 - 12.749	7	354,463	0.56	12.5825	12.0790	321	1	12.5000	12.6000	50,638	70.17	70.17	607
12.750 - 12.999	2	26,686	0.04	12.9900	12.4865	164	1	12.9900	12.9900	13,343	95.00	95.00	729
13.250 - 13.499	2	16,250	0.03	13.2500	12.7465	100	1	13.2500	13.2500	8,125	95.00	95.00	652
TOTAL	385	63,838,356	100.00	7.6501	7.1466	357	1	5.1500	13.2500	165,814	84.89	85.68	651

Collateral Grouped by Original Loan-to-Value Ratio

LOAN TO VALUE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
0.01 - 50.00	3	369,331.73	0.58	7.93831	7.43481	358	2	123,110.58	31.33	31.33	579
50.01 - 55.00	4	705,290.63	1.10	7.94924	7.44574	357	3	176,322.66	53.28	53.28	588
55.01 - 60.00	3	804,505.30	1.26	7.20652	6.70302	359	1	268,168.43	57.23	57.23	669
60.01 - 65.00	10	1,774,879.76	2.78	9.11915	8.61565	359	1	177,487.98	63.40	63.40	581
65.01 - 70.00	5	1,029,507.49	1.61	7.29507	6.79157	359	1	205,901.50	68.96	68.96	651
70.01 - 75.00	9	1,493,834.01	2.34	7.78747	7.28397	359	1	165,981.56	73.93	73.93	618
75.01 - 80.00	53	11,184,723.27	17.52	7.95678	7.45328	359	1	211,032.51	79.54	80.72	609
80.01 - 85.00	35	7,392,896.12	11.58	7.46272	6.95922	358	1	211,225.60	84.41	85.24	634
85.01 - 90.00	211	38,140,211.25	59.74	7.48113	6.97763	358	1	180,759.30	89.91	90.72	672
90.01 - 95.00	51	935,431.92	1.47	9.74237	9.23887	235	1	18,341.80	92.64	92.64	642
95.01 - 100.00	1	7,745.00	0.01	11.99000	11.48650	59	1	7,745.00	96.81	96.81	713
TOTAL	385	63,838,356.48	100.00	7.65008	7.14658	357	1	165,813.91	84.89	85.68	651

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

Collateral Grouped by Original Combined Loan-to_Value Ratio

COMBO LTV	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
0.00 - 50.00	3	369,331.73	0.58	7.93831	7.43481	358	2	123,110.58	31.33	31.33	579
50.01 - 55.00	4	705,290.63	1.10	7.94924	7.44574	357	3	176,322.66	53.28	53.28	588
55.01 - 60.00	3	804,505.30	1.26	7.20652	6.70302	359	1	268,168.43	57.23	57.23	669
60.01 - 65.00	10	1,774,879.76	2.78	9.11915	8.61565	359	1	177,487.98	63.40	63.40	581
65.01 - 70.00	5	1,029,507.49	1.61	7.29507	6.79157	359	1	205,901.50	68.96	68.96	651
70.01 - 75.00	9	1,493,834.01	2.34	7.78747	7.28397	359	1	165,981.56	73.93	73.93	618
75.01 - 80.00	48	10,361,561.93	16.23	7.98310	7.47960	359	1	215,865.87	79.52	79.52	613
80.01 - 85.00	28	6,743,444.05	10.56	7.33909	6.83559	358	1	240,837.29	84.19	84.36	638
85.01 - 90.00	182	33,369,944.62	52.27	7.45366	6.95016	358	1	183,351.34	89.79	89.89	678
90.01 - 95.00	80	5,676,679.76	8.89	8.03275	7.52925	338	1	70,958.50	90.43	94.60	628
95.01 - 100.00	13	1,509,377.20	2.36	8.06155	7.55805	357	1	116,105.94	85.40	99.98	591
TOTAL	385	63,838,356.48	100.00	7.65008	7.14658	357	1	165,813.91	84.89	85.68	651

Collateral Grouped by Fico Score

FICO SCORE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
500 - 519	10	1,443,433.88	2.26	144,343.39	9.60766	74.83	75.94	514
520 - 539	7	1,423,484.58	2.23	203,354.94	9.20825	74.89	74.89	532
540 - 559	6	1,024,454.18	1.60	170,742.36	7.95478	66.73	74.50	556
560 - 579	22	3,238,696.13	5.07	147,213.46	8.30537	79.19	80.54	570
580 - 599	27	4,118,994.00	6.45	152,555.33	7.98050	79.99	81.12	591
600 - 619	34	5,972,950.53	9.36	175,675.02	7.78928	84.68	86.38	610
620 - 639	57	8,922,846.10	13.98	156,541.16	7.67477	87.57	89.78	632
640 - 659	59	10,151,800.58	15.90	172,064.42	7.43506	85.05	85.23	648
660 - 679	61	10,886,314.54	17.05	178,464.17	7.44407	86.08	86.08	669
680 - 699	31	4,957,980.21	7.77	159,934.85	7.46121	88.03	88.03	689
700 - 719	18	3,547,618.34	5.56	197,089.91	7.37083	84.40	84.40	708
720 - 739	22	3,204,162.70	5.02	145,643.76	7.42648	89.38	89.38	730
740 - 759	22	2,687,069.42	4.21	122,139.52	7.17239	88.44	88.44	746
760 - 779	2	379,682.74	0.59	189,841.37	7.55181	90.26	90.26	763
780 - 799	7	1,878,868.55	2.94	268,409.79	6.85122	89.73	89.73	790
TOTAL	385	63,838,356.48	100.00	165,813.91	7.65008	84.89	85.68	651

Collateral Grouped by Property Type

PROPTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
2-4 Family	96	19,964,105.09	31.27
Condominium	32	4,426,489.03	6.93
PUD	5	971,210.54	1.52
Single Family	252	38,476,551.82	60.27

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Collateral Grouped by Property Type			
PROPTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
TOTAL	385	63,838,356.48	100.00

Collateral Grouped by Occupancy Type			
OCCTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Investor	385	63,838,356.48	100.00
TOTAL	385	63,838,356.48	100.00

Collateral Grouped by Documentation Type			
DOCTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Full/Alternative	352	57,943,510.34	90.77
Stated Income	33	5,894,846.14	9.23
TOTAL	385	63,838,356.48	100.00

Collateral Grouped by Back Ratio (DTI)								
BACK RATIO	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg BACK RATIO
0.01 - 5.00	4	485,158.82	0.76	121,289.71	8.42326	71.11	71.11	2.57
5.01 - 10.00	4	520,051.59	0.81	130,012.90	8.70274	82.15	82.15	6.77
10.01 - 15.00	11	1,753,468.92	2.75	159,406.27	7.62846	88.38	88.38	11.71
15.01 - 20.00	11	2,435,825.65	3.82	221,438.70	7.58505	80.66	80.66	17.82
20.01 - 25.00	10	2,034,908.37	3.19	203,490.84	7.38116	84.94	84.94	22.33
25.01 - 30.00	34	7,387,885.96	11.57	217,290.76	7.49413	84.62	85.27	27.71
30.01 - 35.00	34	5,823,156.02	9.12	171,269.29	7.59747	87.10	87.66	32.75
35.01 - 40.00	46	5,983,427.27	9.37	130,074.51	7.62231	87.83	89.30	37.72
40.01 - 45.00	66	11,993,237.37	18.79	181,715.72	7.74352	83.07	83.60	42.72
45.01 - 50.00	84	13,871,879.50	21.73	165,141.42	7.59512	85.92	87.41	47.49
50.01 - 55.00	81	11,549,357.01	18.09	142,584.65	7.74424	84.14	84.70	52.38
TOTAL	385	63,838,356.48	100.00	165,813.91	7.65008	84.89	85.68	39.34

Collateral Grouped by Loan Purpose			
LOAN PURP	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Cash Out Refinance	122	24,381,270.48	38.19

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Collateral Grouped by Loan Purpose			
LOAN PURP	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Purchase	256	38,370,014.18	60.10
Rate/Term Refinance	7	1,087,071.82	1.70
TOTAL	385	63,838,356.48	100.00

Collateral Grouped by Lien							
LIEN	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
First Lien	327	63,289,829.78	99.14	193,546.88	7.61140	85.60	651
Second Lien	58	548,526.70	0.86	9,457.36	12.11322	94.39	668
TOTAL	385	63,838,356.48	100.00	165,813.91	7.65008	85.68	651

Collateral Grouped by Balloon Flag			
BALLOON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
No	385	63,838,356.48	100.00
TOTAL	385	63,838,356.48	100.00

Collateral Grouped by Prepay Penalty			
PREPAY PP DESC	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
No	86	14,828,673.17	23.23
No PP	86	14,828,673.17	23.23
Yes	299	49,009,683.31	76.77
1Y PP	55	10,944,833.92	17.14
2Y PP	215	34,190,664.79	53.56
3Y PP	29	3,874,184.60	6.07
TOTAL	385	63,838,356.48	100.00

Collateral Grouped by Geographic Distribution			
STATE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
AZ	8	1,248,595.87	1.96
CA	56	13,097,616.93	20.52
CO	7	808,708.85	1.27
CT	12	3,073,351.86	4.81

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

Collateral Grouped by Geographic Distribution

STATE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
DC	6	1,229,121.06	1.93
DE	1	119,923.48	0.19
FL	51	7,943,336.16	12.44
GA	33	3,650,549.58	5.72
HI	4	1,252,976.15	1.96
IL	29	3,582,804.16	5.61
IN	9	509,706.88	0.80
MA	11	1,885,723.68	2.95
MD	14	2,188,940.19	3.43
MI	16	1,432,892.28	2.24
MN	6	874,505.98	1.37
MO	6	459,628.08	0.72
NC	6	619,468.76	0.97
NJ	16	2,579,362.55	4.04
NV	5	705,685.88	1.11
NY	28	8,697,123.23	13.62
OH	10	870,869.50	1.36
OK	1	127,803.89	0.20
OR	4	470,691.81	0.74
PA	9	1,059,496.99	1.66
TN	2	147,927.86	0.23
TX	5	1,007,716.17	1.58
UT	2	304,652.24	0.48
VA	13	2,261,876.32	3.54
WA	4	692,798.56	1.09
WI	11	934,501.53	1.46
TOTAL	**385**	**63,838,356.48**	**100.00**

Collateral Grouped by Margin

AM TYPE MARGIN	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
ARMS	**305**	**60,152,110.93**	**94.23**
4.500 - 4.999	1	234,449.56	0.37
5.000 - 5.499	1	186,317.85	0.29
5.500 - 5.999	5	1,179,688.85	1.85
6.000 - 6.499	29	7,176,060.51	11.24
6.500 - 6.999	269	51,375,594.16	80.48
FIXED	**80**	**3,686,245.55**	**5.77**
0.000 - 0.499	80	3,686,245.55	5.77
TOTAL	**385**	**63,838,356.48**	**100.00**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Collateral Grouped by Index

INDEX	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
FIXED	80	3,686,245.55	5.77
WSJ-6MLIBOR	305	60,152,110.93	94.23
TOTAL	385	63,838,356.48	100.00

Collateral Grouped by Product Type

PRODUCT	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Avg ORIGINAL BALANCE	Wtd Avg STATED ORIGINAL TERM	Wtd Avg STATED REM TERM	Wtd Avg AGE	Wtd Avg FICO SCORE	Wtd Avg BACK RATIO	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg MARGIN	Wtd Avg INIT RATE CAP	Wtd Avg PER RATE CAP	Wtd Avg GROSS LIFE CAP	Wtd Avg ROLL
FIXED	80	3,686,245.55	5.77	8.67998	8.17648	46,139.50	320	319	1	663	37.82	84.82	85.13	0.00000	0.00000	0.00000	0.00000	0
LIBOR 2/6 ARM	297	58,031,464.19	90.90	7.59488	7.09138	195,550.27	360	359	1	651	39.49	85.03	85.88	6.82765	3.00000	1.50000	6.98199	23
LIBOR 2/6 ARM IO	1	472,000.00	0.74	6.40000	5.89650	472,000.00	360	358	2	590	45.20	80.00	80.00	6.99000	3.00000	1.50000	7.00000	22
LIBOR 3/6 ARM	4	1,077,524.33	1.69	7.72277	7.21927	269,700.00	360	358	2	647	31.63	80.87	80.87	6.93641	3.00000	1.50000	7.00000	34
LIBOR 5/6 ARM	3	571,122.41	0.89	7.50740	7.00390	190,533.33	360	359	1	629	43.47	82.49	82.49	6.68418	3.00000	1.50000	7.00000	59
TOTAL	385	63,838,356.48	100.00	7.65008	7.14658	165,953.22	358	357	1	651	39.34	84.89	85.68	6.82951	3.00000	1.50000	6.98263	23

Collateral Grouped by IO Term

IO PERIOD	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
5 YEARS	1	472,000.00	0.74
NON-IO	384	63,366,356.48	99.26
TOTAL	385	63,838,356.48	100.00

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

BSABS 2005-FR1 {SECOND LIENS}

Collateral Grouped by Product Type

PRODUCT	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Avg ORIGINAL BALANCE	Wtd Avg STATED ORIGINAL TERM	Wtd Avg STATED REM TERM	Wtd Avg AGE	Wtd Avg FICO SCORE	Wtd Avg BACK RATIO	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg MARGIN	Wtd Avg INIT RATE CAP	Wtd Avg PER RATE CAP	Wtd Avg GROSS LIFE CAP	Wtd Avg ROLL
FIXED	925	48,261,551.22	100.00	9.83496	9.33146	52,217.14	345	344	1	651	42.51	99.53	99.53	0.00000	0.00000	0.00000	0.00000	0
TOTAL	925	48,261,551.22	100.00	9.83496	9.33146	52,217.14	345	344	1	651	42.51	99.53	99.53	0.00000	0.00000	0.00000	0.00000	0

Collateral Grouped by Current Balance

CURRENT BALANCE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
0.00 - 49,999.99	528	14,097,112.03	29.21	10.1614	9.6579	311	1	26,699.08	99.04	99.04	635
50,000.00 - 99,999.99	297	21,398,102.53	44.34	9.7264	9.2229	357	1	72,047.48	99.73	99.73	656
100,000.00 - 149,999.99	86	10,425,250.80	21.60	9.6254	9.1219	356	1	121,223.85	99.77	99.77	660
150,000.00 - 199,999.99	14	2,341,085.86	4.85	9.7944	9.2909	359	1	167,220.42	99.67	99.67	655
TOTAL	925	48,261,551.22	100.00	9.8350	9.3315	344	1	52,174.65	99.53	99.53	651

Collateral Grouped by Current Gross Coupon

CURRENT GROSS COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Min CURRENT GROSS COUPON	Max CURRENT GROSS COUPON	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
7.000 - 7.249	1	24,980	0.05	7.0500	6.5465	359	1	7.0500	7.0500	24,980	100.00	100.00	611
7.750 - 7.999	6	412,128	0.85	7.9403	7.4368	350	1	7.8750	7.9900	68,688	100.00	100.00	679
8.000 - 8.249	5	332,395	0.69	8.0203	7.5168	359	1	8.0000	8.2250	66,479	100.00	100.00	654
8.250 - 8.499	16	1,249,764	2.59	8.2963	7.7928	356	1	8.2500	8.4900	78,110	98.97	98.97	673
8.500 - 8.749	32	2,056,851	4.26	8.5895	8.0860	356	1	8.5000	8.7300	64,277	99.61	99.61	674
8.750 - 8.999	122	7,562,016	15.67	8.9345	8.4310	348	1	8.7500	8.9990	61,984	99.36	99.36	677
9.000 - 9.249	47	2,601,756	5.39	9.0693	8.5658	350	1	9.0000	9.2250	55,357	99.66	99.66	664
9.250 - 9.499	65	4,641,713	9.62	9.3608	8.8573	355	1	9.2500	9.4900	71,411	99.83	99.83	676
9.500 - 9.749	61	4,599,348	9.53	9.6364	9.1329	357	1	9.5000	9.7490	75,399	99.96	99.96	679
9.750 - 9.999	111	7,198,863	14.92	9.9089	9.4054	352	1	9.7500	9.9990	64,855	99.81	99.81	649
10.000 - 10.249	44	2,670,055	5.53	10.0735	9.5700	350	1	10.0000	10.1700	60,683	100.00	100.00	640
10.250 - 10.499	50	2,557,518	5.30	10.3545	9.8510	343	1	10.2500	10.4900	51,150	99.83	99.83	618
10.500 - 10.749	56	2,416,268	5.01	10.5920	10.0885	339	1	10.5000	10.7400	43,148	99.41	99.41	618
10.750 - 10.999	88	4,247,331	8.80	10.9074	10.4039	344	1	10.7500	10.9900	48,265	99.57	99.57	619
11.000 - 11.249	43	2,097,011	4.35	11.0667	10.5632	339	1	11.0000	11.2000	48,768	99.58	99.58	615
11.250 - 11.499	54	1,859,902	3.85	11.2588	10.7553	329	1	11.2500	11.4900	34,443	99.60	99.60	595
11.500 - 11.749	22	402,332	0.83	11.5000	10.9965	246	1	11.5000	11.5000	18,288	97.74	97.74	592
11.750 - 11.999	40	681,475	1.41	11.9109	11.4074	229	1	11.7500	11.9900	17,037	95.66	95.66	615
12.000 - 12.249	2	12,911	0.03	12.0000	11.4965	118	2	12.0000	12.0000	6,455	95.00	95.00	696
12.250 - 12.499	41	394,887	0.82	12.2500	11.7465	127	1	12.2500	12.2500	9,631	94.30	94.30	636
12.500 - 12.749	14	192,442	0.40	12.5106	12.0071	226	1	12.5000	12.5250	13,746	96.99	96.99	626
12.750 - 12.999	3	33,358	0.07	12.9420	12.4385	155	1	12.7500	12.9900	11,119	95.00	95.00	698
13.250 - 13.499	2	16,250	0.03	13.2500	12.7465	100	1	13.2500	13.2500	8,125	95.00	95.00	652

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Collateral Grouped by Current Gross Coupon

CURRENT GROSS COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Min CURRENT GROSS COUPON	Max CURRENT GROSS COUPON	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
TOTAL	925	48,261,551	100.00	9.8350	9.3315	344	1	7.0500	13.2500	52,175	99.53	99.53	651

Collateral Grouped by Original Loan-to-Value Ratio

LOAN TO VALUE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
0.01 - 50.00	1	22,765.75	0.05	8.97500	8.47150	239	1	22,765.75	40.00	40.00	706
80.01 - 85.00	4	55,041.23	0.11	11.40535	10.90185	180	1	13,760.31	83.66	83.66	603
85.01 - 90.00	14	251,256.78	0.52	10.76071	10.25721	243	1	17,946.91	89.66	89.66	619
90.01 - 95.00	144	2,936,012.61	6.08	10.44612	9.94262	266	1	20,388.98	94.79	94.79	631
95.01 - 100.00	762	44,996,474.85	93.23	9.78842	9.28492	350	1	59,050.49	99.95	99.95	652
TOTAL	925	48,261,551.22	100.00	9.83496	9.33146	344	1	52,174.65	99.53	99.53	651

Collateral Grouped by Original Combined Loan-to_Value Ratio

COMBO LTV	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
0.00 - 50.00	1	22,765.75	0.05	8.97500	8.47150	239	1	22,765.75	40.00	40.00	706
80.01 - 85.00	4	55,041.23	0.11	11.40535	10.90185	180	1	13,760.31	83.66	83.66	603
85.01 - 90.00	14	251,256.78	0.52	10.76071	10.25721	243	1	17,946.91	89.66	89.66	619
90.01 - 95.00	144	2,936,012.61	6.08	10.44612	9.94262	266	1	20,388.98	94.79	94.79	631
95.01 - 100.00	762	44,996,474.85	93.23	9.78842	9.28492	350	1	59,050.49	99.95	99.95	652
TOTAL	925	48,261,551.22	100.00	9.83496	9.33146	344	1	52,174.65	99.53	99.53	651

Collateral Grouped by Fico Score

FICO SCORE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
540 - 559	17	181,055.78	0.38	10,650.34	11.67557	94.42	94.42	555
560 - 579	36	336,123.27	0.70	9,336.76	11.87448	93.75	93.75	568
580 - 599	141	5,569,149.30	11.54	39,497.51	10.90122	99.47	99.47	589
600 - 619	128	5,598,999.86	11.60	43,742.19	10.33901	99.58	99.58	611
620 - 639	143	8,013,497.35	16.60	56,038.44	10.24650	99.56	99.56	630
640 - 659	156	9,752,968.70	20.21	62,519.03	9.38662	99.70	99.70	651
660 - 679	131	8,092,566.49	16.77	61,775.32	9.33704	99.51	99.51	669
680 - 699	82	5,120,654.20	10.61	62,447.00	9.47221	99.79	99.79	689
700 - 719	38	2,245,561.86	4.65	59,093.73	9.30106	99.16	99.16	710
720 - 739	28	2,038,043.40	4.22	72,787.26	9.18954	99.84	99.84	730
740 - 759	18	910,421.63	1.89	50,578.98	9.47981	99.64	99.64	748

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

### Collateral Grouped by Fico Score

| FICO SCORE | Count | Total CURRENT BALANCE | Pct of overall CURRENT BALANCE | Avg CURRENT BALANCE | Wtd Avg CURRENT GROSS COUPON | Wtd Avg LOAN TO VALUE | Wtd Avg COMBO LTV | Wtd Avg FICO SCORE |
|---|---|---|---|---|---|---|---|---|
| 760 - 779 | 5 | 244,986.24 | 0.51 | 48,997.25 | 10.10365 | 99.59 | 99.59 | 764 |
| 780 - 799 | 1 | 75,961.42 | 0.16 | 75,961.42 | 9.35000 | 100.00 | 100.00 | 788 |
| 800 - 819 | 1 | 81,561.72 | 0.17 | 81,561.72 | 9.72500 | 100.00 | 100.00 | 809 |
| TOTAL | 925 | 48,261,551.22 | 100.00 | 52,174.65 | 9.83496 | 99.53 | 99.53 | 651 |

### Collateral Grouped by Property Type

| PROPTYPE | Count | Total CURRENT BALANCE | Pct of overall CURRENT BALANCE |
|---|---|---|---|
| 2-4 Family | 74 | 4,696,111.84 | 9.73 |
| Condominium | 70 | 3,037,293.19 | 6.29 |
| PUD | 80 | 4,711,914.70 | 9.76 |
| Single Family | 701 | 35,816,231.49 | 74.21 |
| TOTAL | 925 | 48,261,551.22 | 100.00 |

### Collateral Grouped by Occupancy Type

| OCCTYPE | Count | Total CURRENT BALANCE | Pct of overall CURRENT BALANCE |
|---|---|---|---|
| Investor | 58 | 548,526.70 | 1.14 |
| Owner Occupied | 867 | 47,713,024.52 | 98.86 |
| TOTAL | 925 | 48,261,551.22 | 100.00 |

### Collateral Grouped by Documentation Type

| DOCTYPE | Count | Total CURRENT BALANCE | Pct of overall CURRENT BALANCE |
|---|---|---|---|
| Full/Alternative | 690 | 31,047,147.99 | 64.33 |
| Stated Income | 235 | 17,214,403.23 | 35.67 |
| TOTAL | 925 | 48,261,551.22 | 100.00 |

### Collateral Grouped by Back Ratio (DTI)

| BACK RATIO | Count | Total CURRENT BALANCE | Pct of overall CURRENT BALANCE | Avg CURRENT BALANCE | Wtd Avg CURRENT GROSS COUPON | Wtd Avg LOAN TO VALUE | Wtd Avg COMBO LTV | Wtd Avg BACK RATIO |
|---|---|---|---|---|---|---|---|---|
| 10.01 - 15.00 | 5 | 316,865.05 | 0.66 | 63,373.01 | 9.88890 | 99.17 | 99.17 | 12.31 |
| 15.01 - 20.00 | 5 | 287,480.91 | 0.60 | 57,496.18 | 9.56108 | 99.64 | 99.64 | 18.15 |

*The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates*

**Collateral Grouped by Back Ratio (DTI)**

| BACK RATIO | Count | Total CURRENT BALANCE | Pct of overall CURRENT BALANCE | Avg CURRENT BALANCE | Wtd Avg CURRENT GROSS COUPON | Wtd Avg LOAN TO VALUE | Wtd Avg COMBO LTV | Wtd Avg BACK RATIO |
|---|---|---|---|---|---|---|---|---|
| 20.01 - 25.00 | 18 | 646,850.82 | 1.34 | 35,936.16 | 9.88276 | 99.25 | 99.25 | 22.81 |
| 25.01 - 30.00 | 47 | 2,255,618.88 | 4.67 | 47,991.89 | 9.92252 | 99.20 | 99.20 | 27.47 |
| 30.01 - 35.00 | 83 | 3,727,652.50 | 7.72 | 44,911.48 | 9.68043 | 99.37 | 99.37 | 32.67 |
| 35.01 - 40.00 | 122 | 6,778,693.46 | 14.05 | 55,563.06 | 9.73878 | 99.60 | 99.60 | 37.93 |
| 40.01 - 45.00 | 218 | 12,323,381.10 | 25.53 | 56,529.27 | 9.80641 | 99.54 | 99.54 | 42.86 |
| 45.01 - 50.00 | 358 | 18,696,061.12 | 38.74 | 52,223.63 | 9.87209 | 99.58 | 99.58 | 47.68 |
| 50.01 - 55.00 | 69 | 3,228,947.38 | 6.69 | 46,796.34 | 10.05752 | 99.59 | 99.59 | 51.82 |
| **TOTAL** | **925** | **48,261,551.22** | **100.00** | **52,174.65** | **9.83496** | **99.53** | **99.53** | **42.51** |

**Collateral Grouped by Loan Purpose**

| LOAN PURP | Count | Total CURRENT BALANCE | Pct of overall CURRENT BALANCE |
|---|---|---|---|
| Cash Out Refinance | 191 | 9,216,290.97 | 19.10 |
| Purchase | 726 | 38,840,409.47 | 80.48 |
| Rate/Term Refinance | 8 | 204,850.78 | 0.42 |
| **TOTAL** | **925** | **48,261,551.22** | **100.00** |

**Collateral Grouped by Lien**

| LIEN | Count | Total CURRENT BALANCE | Pct of overall CURRENT BALANCE | Avg CURRENT BALANCE | Wtd Avg CURRENT GROSS COUPON | Wtd Avg COMBO LTV | Wtd Avg FICO SCORE |
|---|---|---|---|---|---|---|---|
| Second Lien | 925 | 48,261,551.22 | 100.00 | 52,174.65 | 9.83496 | 99.53 | 651 |
| **TOTAL** | **925** | **48,261,551.22** | **100.00** | **52,174.65** | **9.83496** | **99.53** | **651** |

**Collateral Grouped by Balloon Flag**

| BALLOON | Count | Total CURRENT BALANCE | Pct of overall CURRENT BALANCE |
|---|---|---|---|
| No | 925 | 48,261,551.22 | 100.00 |
| **TOTAL** | **925** | **48,261,551.22** | **100.00** |

**Collateral Grouped by Prepay Penalty**

| PREPAY PP DESC | Count | Total CURRENT BALANCE | Pct of overall CURRENT BALANCE |
|---|---|---|---|
| No | 292 | 12,508,905.84 | 25.92 |

*The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.*

Collateral Grouped by Prepay Penalty

PREPAY PP DESC	Count	*Total* CURRENT BALANCE	Pct of overall CURRENT BALANCE
No PP	292	12,508,905.84	25.92
Yes	633	35,752,645.38	74.08
1Y PP	102	5,699,686.74	11.81
2Y PP	468	27,009,009.72	55.96
3Y PP	63	3,043,948.92	6.31
TOTAL	925	48,261,551.22	100.00

Collateral Grouped by Geographic Distribution

STATE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
AR	2	45,364.26	0.09
AZ	22	1,107,785.65	2.30
CA	217	18,153,713.26	37.62
CO	29	1,230,383.69	2.55
CT	15	546,628.49	1.13
DC	4	361,039.70	0.75
DE	4	141,911.78	0.29
FL	88	3,488,862.98	7.23
GA	74	1,917,876.32	3.97
HI	9	767,040.39	1.59
ID	3	48,796.62	0.10
IL	65	2,352,898.70	4.88
IN	10	135,162.37	0.28
KS	2	42,380.35	0.09
KY	2	22,523.74	0.05
MA	38	2,095,009.90	4.34
MD	26	1,401,404.39	2.90
ME	1	21,134.49	0.04
MI	9	245,390.96	0.51
MN	28	1,328,669.20	2.75
MO	4	83,256.34	0.17
NC	28	639,546.53	1.33
NH	4	222,411.56	0.46
NJ	31	1,841,439.04	3.82
NV	20	978,517.97	2.03
NY	59	4,134,645.54	8.57
OH	22	554,431.75	1.15
OK	1	20,774.33	0.04
OR	7	246,493.51	0.51
PA	11	287,492.21	0.60
RI	1	51,226.26	0.11

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Collateral Grouped by Geographic Distribution

STATE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
SC	7	165,033.58	0.34
TN	7	125,523.86	0.26
TX	13	311,306.36	0.65
UT	7	336,963.91	0.70
VA	29	1,683,911.01	3.49
WA	13	674,892.76	1.40
WI	11	385,093.82	0.80
WV	2	64,613.64	0.13
TOTAL	925	48,261,551.22	100.00

Collateral Grouped by Margin

AM TYPE MARGIN	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
FIXED	925	48,261,551.22	100.00
0.000 - 0.499	925	48,261,551.22	100.00
TOTAL	925	48,261,551.22	100.00

Collateral Grouped by Index

INDEX	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
FIXED	925	48,261,551.22	100.00
TOTAL	925	48,261,551.22	100.00

Collateral Grouped by Product Type

PRODUCT	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Avg ORIGINAL BALANCE	Wtd Avg STATED ORIGINAL TERM	Wtd Avg STATED REM TERM	Wtd Avg AGE	Wtd Avg FICO SCORE	Wtd Avg BACK RATIO	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg MARGIN	Wtd Avg INIT RATE CAP	Wtd Avg PER RATE CAP	Wtd Avg GROSS LIFE CAP	Wtd Avg ROLL
FIXED	925	48,261,551.22	100.00	9.83496	9.33146	52,217.14	345	344	1	651	42.51	99.53	99.53	0.00000	0.00000	0.00000	0.00000	0
TOTAL	925	48,261,551.22	100.00	9.83496	9.33146	52,217.14	345	344	1	651	42.51	99.53	99.53	0.00000	0.00000	0.00000	0.00000	0

Collateral Grouped by IO Term

IO PERIOD	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
NON-IO	925	48,261,551.22	100.00

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of

Collateral Grouped by IO Term

IO PERIOD	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
TOTAL	925	48,261,551.22	100.00

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Collateral Grouped by FICO

FICO LTV	AVG BALANCE	% POOL	WA FICO	WA DTI	WA CLTV	GWAC	% SF	% PUD	% O/O	Wtd Avg INV BAL	Wtd Avg TFAM BAL	% FULL DOC	% LIMITED DOC	Wtd Avg ND BAL	% MI	% IO	Wtd Avg SEC BAL	Count	Total CURRENT BALANCE
500-524, >65% LTV	4.49	219,020.64	513	44.74	76.26	8.73375	82.33	2.36	96.27	2.82	10.26	54.19	0.00	0.00	0.00	0.00	3.99	202	44,242,169.59
525-574, >65% LTV	13.75	210,849.29	551	42.49	82.28	7.72077	80.93	4.11	96.55	2.44	9.41	74.70	0.00	0.00	0.00	0.22	14.62	642	135,365,241.94
575-599, >65% LTV	11.92	214,833.98	588	42.62	83.02	7.06856	79.12	5.72	95.89	3.87	9.27	88.50	0.00	0.00	0.00	39.65	8.10	546	117,299,351.57
600-619, >70% LTV	9.60	236,252.08	610	43.53	83.58	6.86417	78.78	7.09	92.64	5.86	10.09	84.26	0.00	0.00	0.00	43.63	6.77	400	94,500,831.65
620-639, >70% LTV	10.53	247,410.40	630	42.67	82.76	6.73077	82.44	2.39	91.15	8.51	10.81	67.00	0.00	0.00	0.00	36.63	6.65	419	103,664,956.87
640-659, >70% LTV	12.16	272,670.73	650	42.38	82.69	6.68069	72.21	8.06	90.47	7.66	14.24	55.98	0.00	0.00	0.00	44.10	4.63	439	119,702,451.94
660-679, >80% LTV	2.59	255,174.65	669	41.16	90.17	6.94913	67.15	0.00	63.54	33.90	27.01	84.52	0.00	0.00	0.00	15.35	2.90	100	25,517,465.06
680-699, >80% LTV	1.78	243,237.25	689	42.06	90.81	7.09345	63.76	0.00	72.83	24.95	29.47	62.44	0.00	0.00	0.00	9.24	3.65	72	17,513,081.88
700-724, >80% LTV	1.38	309,557.94	713	39.26	92.10	7.14489	73.95	0.00	79.63	20.37	18.03	66.92	0.00	0.00	0.00	20.94	0.00	44	13,620,549.30
725-749, >80% LTV	0.82	196,175.06	734	39.27	89.04	7.00965	57.36	0.00	39.97	60.03	32.74	90.63	0.00	0.00	0.00	6.71	0.00	41	8,043,177.42
750-999, >90% LTV	0.24	293,342.60	766	44.28	99.01	8.30477	58.00	0.00	100.00	0.00	42.00	16.02	0.00	0.00	0.00	16.02	0.00	8	2,346,740.81
NO-BUCKET	30.74	161,054.68	668	41.66	65.29	7.23261	74.53	6.78	95.90	3.50	14.02	48.72	0.00	0.00	0.00	26.83	4.00	1,879	302,621,746.88
TOTAL	**100.00**	**205,433.59**	**626**	**42.35**	**77.69**	**7.18202**	**76.70**	**5.35**	**92.61**	**6.48**	**12.85**	**65.19**	**0.00**	**0.00**	**0.00**	**27.36**	**6.44**	**4,792**	**984,437,764.91**

Collateral Grouped by CLTV

LTV DTI	AVG BALANCE	% POOL	WA FICO	WA DTI	WA CLTV	GWAC	% SF	% PUD	% O/O	% FULL DOC	% LIMITED DOC	% STATED DOC	% IO	% CA	% NY	% FL	Count	Total CURRENT BALANCE	Wtd Avg TFAM BAL	Wtd Avg INV BAL	Wtd Avg SEC BAL	Wtd Avg ND BAL	% MI
100.00, >50% DTI	0.12	230,740.61	655	52.39	100.00	7.89006	49.58	0.00	100.00	63.19	0.00	36.81	63.19	22.10	36.81	0.00	5	1,153,703.05	36.81	0.00	0.00	0.00	0.00
70.00-79.99, >50% DTI	2.19	280,466.05	573	52.40	74.90	7.54452	85.71	0.00	94.02	66.45	0.00	33.55	0.60	27.48	13.03	9.93	77	21,595,885.66	12.25	2.86	1.04	0.00	0.00
80.00-84.99, >50% DTI	4.63	246,130.04	604	52.21	80.57	7.01318	77.73	3.71	97.42	63.07	0.00	36.93	25.97	23.60	10.92	9.64	185	45,534,058.09	12.90	2.58	2.75	0.00	0.00
85.00-89.99, >50% DTI	1.83	240,447.98	599	52.73	86.22	7.15280	79.17	1.60	87.74	91.53	0.00	8.47	3.78	23.83	12.22	14.89	75	18,033,598.39	16.42	11.48	3.66	0.00	0.00
90.00-94.99, >50% DTI	3.03	232,664.94	621	52.48	90.23	7.22089	66.66	5.60	77.91	88.06	0.00	11.94	7.49	20.55	10.09	13.42	128	29,781,112.32	16.44	20.86	9.81	0.00	0.00
95.00-99.99, >50% DTI	0.10	246,431.07	587	50.65	95.85	8.32353	28.69	11.56	100.00	40.25	0.00	59.75	0.00	0.00	59.75	0.00	4	985,724.29	59.75	0.00	0.00	0.00	0.00
NO-BUCKET	88.11	200,869.31	629	40.99	76.95	7.17889	76.80	5.64	92.91	63.96	0.00	36.04	29.25	30.98	11.29	9.15	4,318	867,353,683.11	12.58	6.20	6.72	0.00	0.00
TOTAL	**100.00**	**205,433.59**	**626**	**42.35**	**77.69**	**7.18202**	**76.70**	**5.35**	**92.61**	**65.19**	**0.00**	**34.81**	**27.36**	**30.07**	**11.37**	**9.40**	**4,792**	**984,437,764.91**	**12.85**	**6.48**	**6.44**	**0.00**	**0.00**

Collateral Grouped by DTI

DTI FICO	AVG BALANCE	% POOL	GWAC	% MI	WA FICO	WA DTI	WA CLTV	% SF	% PUD	% O/O	% FULL DOC	% LIMITED DOC	% STATED DOC	% IO	% CA	% NY	% FL	Count	Total CURRENT BALANCE	Wtd Avg ND BAL	Wtd Avg TFAM BAL	Wtd Avg INV BAL	Wtd Avg SEC BAL
20.00-29.99, <550 FICO	164,653.68	0.65	8.23247	0.00	529	25.41	72.72	91.27	0.00	100.00	66.00	0.00	34.00	0.00	13.96	6.03	17.83	39	6,421,493.70	0.00	4.98	0.00	2.38
30.00-34.99, <600 FICO	167,532.05	2.60	7.64749	0.00	558	32.91	80.13	79.55	5.64	96.09	78.31	0.00	21.69	10.48	9.95	14.93	18.21	153	25,632,403.09	0.00	7.00	3.52	11.98
35.00-39.99, <675 FICO	203,160.44	10.38	7.30328	0.00	606	37.76	77.04	81.65	4.03	96.06	64.33	0.00	35.67	30.57	26.68	10.38	6.67	503	102,189,701.44	0.00	10.94	3.94	6.72
40.00-44.99, <675 FICO	206,239.87	18.18	7.25042	0.00	610	42.75	76.66	77.75	7.55	94.20	63.38	0.00	36.62	27.81	32.67	9.93	9.74	868	179,016,211.09	0.00	9.93	4.67	7.68
45.00-49.99, <700 FICO	199,420.37	28.66	7.14597	0.00	619	47.57	77.48	75.85	5.85	94.97	66.15	0.00	33.85	32.71	32.90	11.46	7.14	1,415	282,179,820.30	0.00	13.45	4.41	7.21
50.00-54.99, <750 FICO	220,751.69	13.97	7.38337	0.00	598	52.22	79.12	75.66	3.50	90.69	71.92	0.00	28.08	13.01	23.62	13.38	10.53	623	137,528,300.53	0.00	15.25	8.56	4.57
55.00-MAX, <750 FICO	205,095.90	0.27	7.00230	0.00	574	55.00	80.85	91.49	4.31	100.00	100.00	0.00	0.00	4.20	31.11	10.99	20.54	13	2,666,246.70	0.00	0.00	0.00	8.26
NO-BUCKET	211,208.48	25.27	6.93945	0.00	678	33.85	77.98	74.61	4.87	87.81	60.27	0.00	39.73	30.27	32.43	11.38	10.98	1,178	248,803,588.06	0.00	14.68	10.59	5.09
TOTAL	**205,433.59**	**100.00**	**7.18202**	**0.00**	**626**	**42.35**	**77.69**	**76.70**	**5.35**	**92.61**	**65.19**	**0.00**	**34.81**	**27.36**	**30.07**	**11.37**	**9.40**	**4,792**	**984,437,764.91**	**0.00**	**12.85**	**6.48**	**6.44**

Collateral Grouped by DOCS

ST LI DOC *FICO SCORE*	AVG BALANCE	% POOL	GWAC	% MI	WA FICO	WA DTI	WA CLTV	% SF	% PUD	% O/O	% FULL DOC	% LIMITED DOC	% STATED DOC	% IO	% CA	% NY	% FL	Count	Total CURRENT BALANCE	Wtd Avg ND BAL	Wtd Avg TFAM BAL	Wtd Avg INV BAL	Wtd Avg SEC BAL
NOT STATED	**190,418.60**	**65.19**	**7.02519**	**0.00**	**618**	**42.12**	**78.92**	**78.29**	**5.71**	**90.14**	**100.00**	**0.00**	**0.00**	**35.19**	**29.45**	**8.39**	**10.26**	**3,370**	**641,710,673**	**0.00**	**10.36**	**9.03**	**7.33**
500 - 524	193,067.17	2.80	8.61985	0.00	513	44.82	74.49	84.76	0.68	93.28	100.00	0.00	0.00	0.00	23.07	11.01	8.64	143	27,608,605	0.00	8.65	5.27	0.29
525 - 574	188,413.72	11.33	7.63098	0.00	552	42.62	81.28	81.97	3.54	96.25	100.00	0.00	0.00	0.27	17.65	11.60	10.40	592	111,540,924	0.00	9.05	2.98	17.74
575 - 599	174,016.59	11.68	7.19882	0.00	587	42.40	79.26	80.50	5.89	95.57	100.00	0.00	0.00	41.68	28.86	7.18	8.81	661	115,024,966	0.00	7.65	4.31	8.26
600 - 619	181,898.11	9.35	6.92746	0.00	610	43.61	78.50	81.70	6.24	95.14	100.00	0.00	0.00	46.28	27.45	7.21	9.56	506	92,040,441	0.00	7.75	4.63	6.65
620 - 639	192,457.22	8.15	6.76818	0.00	630	41.64	77.89	85.00	3.15	88.77	100.00	0.00	0.00	47.82	32.73	5.56	14.29	417	80,254,662	0.00	7.95	10.98	6.92
640 - 659	199,778.47	7.85	6.66806	0.00	650	41.49	78.12	72.81	9.47	84.92	100.00	0.00	0.00	48.73	36.16	5.82	11.14	387	77,314,269	0.00	10.00	12.19	3.10
660 - 679	209,674.14	6.13	6.50576	0.00	669	40.35	78.12	67.51	9.09	82.09	100.00	0.00	0.00	42.65	34.64	12.02	7.45	288	60,386,151	0.00	19.29	16.82	3.93
680 - 699	183,791.13	2.88	6.52091	0.00	689	40.85	78.50	71.10	6.33	82.99	100.00	0.00	0.00	44.94	40.45	6.17	8.79	154	28,303,834	0.00	13.51	15.63	2.26
700 - 724	223,399.93	2.00	6.43673	0.00	711	39.78	78.83	70.49	5.05	83.94	100.00	0.00	0.00	46.13	31.57	6.38	14.80	88	19,659,194	0.00	17.21	16.06	3.07
725 - 749	188,823.19	1.57	6.57546	0.00	736	40.74	79.56	66.60	7.12	66.98	100.00	0.00	0.00	36.17	40.17	9.75	9.85	82	15,483,502	0.00	19.38	33.02	0.00
750 +	271,040.87	1.43	6.30417	0.00	773	42.22	82.73	72.41	5.42	77.97	100.00	0.00	0.00	41.22	38.51	16.07	9.84	52	14,094,125	0.00	14.60	20.28	0.00
Stated/Limited	***241,017.65***	***34.81***	***7.47566***	***0.00***	***640***	***42.77***	***75.38***	***73.78***	***4.67***	***97.24***	***0.00***	***0.00***	***100.00***	***12.68***	***31.24***	***16.95***	***7.81***	***1,422***	***342,727,092***	***0.00***	***17.52***	***1.72***	***4.76***
500 - 524	242,255.90	2.34	9.13305	0.00	512	44.09	73.72	80.35	3.72	99.07	0.00	0.00	100.00	0.00	24.33	13.73	14.23	95	23,014,310	0.00	12.23	0.93	7.32
525 - 574	229,195.53	4.24	8.25415	0.00	547	42.24	73.29	77.32	3.92	96.45	0.00	0.00	100.00	0.00	21.13	17.87	13.52	182	41,713,586	0.00	13.54	1.87	0.00
575 - 599	233,900.70	1.66	7.80440	0.00	589	41.94	73.88	68.59	3.42	95.94	0.00	0.00	100.00	0.00	22.94	15.43	12.76	70	16,373,049	0.00	24.77	3.18	0.00
600 - 619	274,089.93	1.89	7.50578	0.00	610	43.81	75.99	68.36	9.57	84.36	0.00	0.00	100.00	0.00	26.71	22.20	5.79	68	18,638,115	0.00	20.01	9.17	1.47
620 - 639	220,782.30	3.99	7.30621	0.00	631	43.75	74.63	79.47	0.62	99.35	0.00	0.00	100.00	0.00	27.51	18.89	5.27	178	39,299,249	0.00	15.76	0.28	3.40
640 - 659	251,778.99	6.27	7.09161	0.00	650	42.98	74.81	72.92	6.93	98.82	0.00	0.00	100.00	26.34	34.18	16.18	5.57	245	61,685,853	0.00	16.99	1.18	5.11

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Collateral Grouped by DOCS

ST LI DOC FICO SCORE	AVG BALANCE	% POOL	GWAC	% MI	WA FICO	WA DTI	WA CLTV	% SF	% PUD	% O/O	% FULL DOC	% LIMITED DOC	% STATED DOC	% IO	% CA	% NY	% FL	Count	Total CURRENT BALANCE	Wtd Avg ND BAL	Wtd Avg TFAM BAL	Wtd Avg INV BAL	Wtd Avg SEC BAL
660 - 679	239,512.79	5.30	7.21375	0.00	669	42.20	75.17	67.70	9.05	98.61	0.00	0.00	100.00	22.31	38.65	12.95	6.07	218	52,213,788	0.00	18.22	1.39	5.11
680 - 699	242,088.18	4.01	7.11600	0.00	689	42.12	77.42	76.28	2.01	97.87	0.00	0.00	100.00	21.56	39.91	18.26	5.07	163	39,460,374	0.00	18.16	1.35	8.49
700 - 724	238,716.00	2.38	7.16680	0.00	712	43.10	78.20	72.87	2.68	97.57	0.00	0.00	100.00	12.45	27.46	18.50	10.61	98	23,394,168	0.00	16.82	2.43	10.75
725 - 749	249,042.58	1.44	6.99969	0.00	735	42.86	76.50	66.57	2.36	97.33	0.00	0.00	100.00	25.84	38.90	17.31	6.40	57	14,195,427	0.00	27.15	0.00	4.51
750 +	265,399.42	1.29	7.13327	0.00	767	41.19	79.48	76.57	1.29	94.59	0.00	0.00	100.00	3.83	32.61	20.79	4.73	48	12,739,172	0.00	20.78	0.00	5.41
TOTAL	**205,433.59**	**100.00**	**7.18202**	**0.00**	**626**	**42.35**	**77.69**	**76.70**	**5.35**	**92.61**	**65.19**	**0.00**	**34.81**	**27.36**	**30.07**	**11.37**	**9.40**	**4,792**	**984,437,765**	**0.00**	**12.85**	**6.48**	**6.44**

Collateral Grouped by IO

IO FLAG FICO SCORE	AVG BALANCE	% POOL	GWAC	% MI	WA FICO	WA DTI	WA CLTV	% SF	% PUD	% O/O	% FULL DOC	% LIMITED DOC	% STATED DOC	% IO	% CA	% NY	% FL	Count	Total CURRENT BALANCE	Wtd Avg ND BAL	Wtd Avg TFAM BAL	Wtd Avg INV BAL	Wtd Avg SEC BAL	Wtd Avg IO2 BAL	Wtd Avg IO3 BAL	Wtd Avg IO5 BAL
NO	**186,132.90**	**72.64**	**7.50398**	**0.00**	**619**	**42.48**	**76.30**	**75.61**	**4.06**	**89.89**	**58.15**	**0.00**	**41.85**	**0.00**	**22.66**	**13.88**	**10.20**	**3,842**	**715,122,616**	**0.00**	**15.51**	**8.86**	**6.31**	**0.00**	**0.00**	**0.00**
500 - 524	212,701.33	5.14	8.85316	0.00	513	44.49	74.14	82.76	2.06	95.91	54.54	0.00	45.46	0.00	23.65	12.25	11.18	238	50,622,916	0.00	10.28	3.30	3.49	0.00	0.00	0.00
525 - 574	197,865.47	15.54	7.80380	0.00	550	42.50	79.12	80.67	3.65	96.30	72.73	0.00	27.27	0.00	18.43	13.33	11.27	773	152,950,009	0.00	10.29	2.68	12.94	0.00	0.00	0.00
575 - 599	157,473.77	8.48	7.61367	0.00	587	41.83	77.13	78.72	4.78	93.67	80.38	0.00	19.62	0.00	23.05	9.68	10.11	530	83,461,099	0.00	11.95	5.99	7.19	0.00	0.00	0.00
600 - 619	171,057.85	6.92	7.35933	0.00	610	43.54	75.44	78.08	5.91	89.14	72.62	0.00	27.38	0.00	21.02	11.27	9.86	398	68,081,025	0.00	12.22	8.77	6.79	0.00	0.00	0.00
620 - 639	177,635.82	8.25	7.29716	0.00	631	42.27	74.28	79.14	2.22	88.58	51.59	0.00	48.41	0.00	22.94	13.05	9.87	457	81,179,568	0.00	14.41	10.99	6.87	0.00	0.00	0.00
640 - 659	184,548.35	8.64	7.19871	0.00	650	42.80	73.81	70.62	5.07	85.44	46.59	0.00	53.41	0.00	23.17	15.81	9.05	461	85,076,787	0.00	19.34	11.93	2.54	0.00	0.00	0.00
660 - 679	190,852.15	7.64	7.17114	0.00	669	42.01	74.81	64.32	6.66	84.65	46.06	0.00	53.94	0.00	24.76	16.09	9.10	394	75,195,746	0.00	23.92	14.48	2.70	0.00	0.00	0.00
680 - 699	186,889.39	4.73	7.19052	0.00	689	42.01	76.62	71.90	1.19	87.85	33.49	0.00	66.51	0.00	26.65	18.09	7.99	249	46,535,458	0.00	21.87	10.65	2.81	0.00	0.00	0.00
700 - 724	207,158.96	3.16	7.14244	0.00	711	41.68	76.82	71.53	3.05	88.01	34.08	0.00	65.92	0.00	23.81	15.34	16.93	150	31,073,844	0.00	18.15	11.99	3.92	0.00	0.00	0.00
725 - 749	183,873.75	2.07	7.11483	0.00	735	40.54	77.07	63.39	4.05	73.09	48.42	0.00	51.58	0.00	24.92	17.57	10.83	111	20,409,987	0.00	28.12	25.05	0.00	0.00	0.00	0.00
750 +	253,533.06	2.09	6.92388	0.00	769	41.90	81.36	74.44	4.52	81.53	40.34	0.00	59.66	0.00	31.78	19.49	5.55	81	20,536,178	0.00	19.26	13.92	3.35	0.00	0.00	0.00
YES	**283,489.43**	**27.36**	**6.32712**	**0.00**	**644**	**42.00**	**81.38**	**79.57**	**8.77**	**99.82**	**83.86**	**0.00**	**16.14**	**100.00**	**49.74**	**4.71**	**7.29**	**950**	**269,315,149**	**0.00**	**5.80**	**0.18**	**6.76**	**16.52**	**0.67**	**81.38**
525 - 574	304,500.00	0.03	6.19000	0.00	560	49.70	70.00	100.00	0.00	100.00	100.00	0.00	0.00	100.00	100.00	0.00	0.00	1	304,500	0.00	0.00	0.00	0.00	0.00	0.00	100.00
575 - 599	238,492.12	4.87	6.68338	0.00	588	43.24	81.11	79.53	6.97	99.02	100.00	0.00	0.00	100.00	36.94	5.64	7.89	201	47,936,916	0.00	6.02	0.98	7.31	15.83	0.59	83.58
600 - 619	242,031.43	4.33	6.49026	0.00	609	43.81	82.28	81.64	8.21	100.00	100.00	0.00	0.00	100.00	37.39	7.27	7.43	176	42,597,532	0.00	5.99	0.00	4.16	13.35	0.49	86.15
620 - 639	278,074.96	3.90	6.20013	0.00	629	42.46	82.20	91.75	2.51	100.00	100.00	0.00	0.00	100.00	48.10	3.38	14.42	138	38,374,344	0.00	2.30	0.00	3.43	17.34	0.65	82.01
640 - 659	315,341.14	5.48	6.31537	0.00	650	41.13	81.15	76.39	13.51	100.00	69.87	0.00	30.13	100.00	54.38	1.91	8.07	171	53,923,335	0.00	3.26	0.00	6.28	21.29	0.00	78.11
660 - 679	333,966.01	3.80	6.15641	0.00	669	39.58	80.66	74.18	13.92	100.00	68.85	0.00	31.15	100.00	60.11	5.14	2.20	112	37,404,193	0.00	8.50	0.00	8.03	12.91	2.35	82.51
680 - 699	312,187.48	2.16	6.15923	0.00	688	40.67	80.61	78.95	9.58	100.00	59.92	0.00	40.08	100.00	69.69	2.51	3.64	68	21,228,749	0.00	3.83	0.00	12.62	20.68	0.00	79.32
700 - 724	332,764.40	1.22	6.03190	0.00	711	41.34	82.80	72.45	5.61	100.00	75.70	0.00	24.30	100.00	43.67	6.80	1.11	36	11,979,518	0.00	14.01	0.00	15.86	16.10	0.00	83.90
725 - 749	331,033.64	0.94	6.03748	0.00	737	44.43	80.36	73.62	6.60	100.00	60.42	0.00	39.58	100.00	71.81	4.13	2.42	28	9,268,942	0.00	12.04	0.00	6.90	6.90	0.00	93.10
750 +	331,427.37	0.64	5.96045	0.00	773	41.18	80.64	74.21	0.00	100.00	92.25	0.00	7.75	100.00	48.50	14.49	13.49	19	6,297,120	0.00	11.93	0.00	0.00	20.62	2.73	76.65
TOTAL	**205,433.59**	**100.00**	**7.18202**	**0.00**	**626**	**42.35**	**77.69**	**76.70**	**5.35**	**92.61**	**65.19**	**0.00**	**34.81**	**27.36**	**30.07**	**11.37**	**9.40**	**4,792**	**984,437,765**	**0.00**	**12.85**	**6.48**	**6.44**	**4.52**	**0.18**	**22.54**

Collateral Grouped by HIGH CLTV

LOAN TO VALUE	AVG BALANCE	% POOL	GWAC	% MI	WA FICO	WA DTI	WA CLTV	% SF	% PUD	% O/O	% FULL DOC	% LIMITED DOC	% STATED DOC	% IO	% CA	% NY	% FL	Count	Total CURRENT BALANCE	Wtd Avg ND BAL	Wtd Avg TFAM BAL	Wtd Avg INV BAL	Wtd Avg SEC BAL	Wtd Avg HP2 BAL	Wtd Avg HP3 BAL	Wtd Avg HP5 BAL
- 79.99	140,815.28	24.60	7.93637	0.00	601	42.03	58.79	79.56	4.50	94.45	58.64	0.00	41.36	8.46	31.24	13.97	8.11	1,720	242,202,277	0.00	12.40	4.27	1.69	53.61	2.49	0.77
80.00 - 89.99	252,018.01	54.99	6.78486	0.00	635	42.60	81.04	76.19	6.26	96.38	59.51	0.00	40.49	39.29	33.79	10.75	8.25	2,148	541,334,686	0.00	12.21	3.24	4.63	87.68	3.28	0.65
90.00 - 94.99	214,948.09	16.94	7.25398	0.00	625	42.06	90.12	74.13	4.01	76.20	92.11	0.00	7.89	15.85	19.80	8.71	14.82	776	166,799,715	0.00	15.32	21.55	20.36	91.42	3.84	0.34
95.00 - 99.99	257,903.60	1.60	7.40365	0.00	639	42.35	95.33	74.45	3.60	100.00	82.23	0.00	17.77	30.32	13.85	21.51	7.86	61	15,732,120	0.00	15.07	0.00	1.51	80.95	5.86	0.00
100.00 +	211,137.55	1.87	8.09688	0.00	670	41.58	100.00	79.15	3.17	100.00	59.59	0.00	40.41	26.89	12.14	10.91	12.71	87	18,368,967	0.00	13.31	0.00	0.00	90.98	5.40	0.00
TOTAL	**205,433.59**	**100.00**	**7.18202**	**0.00**	**626**	**42.35**	**77.69**	**76.70**	**5.35**	**92.61**	**65.19**	**0.00**	**34.81**	**27.36**	**30.07**	**11.37**	**9.40**	**4,792**	**984,437,765**	**0.00**	**12.85**	**6.48**	**6.44**	**79.89**	**3.26**	**0.61**

Collateral Grouped by sec

SILSEC FICO LTV	AVG BALANCE	% POOL	GWAC	% MI	WA FICO	WA DTI	WA CLTV	% SF	% PUD	% O/O	% FULL DOC	% LIMITED DOC	% STATED DOC	% IO	% CA	% NY	% FL	Count	Total CURRENT BALANCE	Wtd Avg ND BAL	Wtd Avg TFAM BAL	Wtd Avg INV BAL
NO	**203,552.94**	**93.56**	**7.15434**	**0.00**	**626**	**42.32**	**77.16**	**76.78**	**5.23**	**93.00**	**64.56**	**0.00**	**35.44**	**27.36**	**29.77**	**11.76**	**9.51**	**4,525**	**921,077,038.21**	**0.00**	**12.79**	**6.15**
500-524, >65% LTV	216,721.50	4.31	8.72164	0.00	513	44.73	76.20	82.37	2.46	96.31	56.25	0.00	43.75	0.00	23.91	11.38	11.10	196	42,477,413.97	0.00	9.91	2.75
525-574, >65% LTV	224,858.69	11.74	7.71262	0.00	549	42.51	81.04	81.58	3.39	96.80	70.37	0.00	29.63	0.26	18.72	14.20	12.54	514	115,577,364.43	0.00	9.07	2.18
575-599, >65% LTV	218,213.45	10.95	7.02525	0.00	588	42.69	82.60	79.21	6.10	96.00	87.49	0.00	12.51	39.89	26.64	8.51	9.01	494	107,797,444.26	0.00	8.88	3.74
600-619, >70% LTV	233,698.65	8.95	6.84621	0.00	610	43.62	83.47	79.91	6.76	94.41	83.43	0.00	16.57	44.78	24.91	9.13	9.38	377	88,104,390.41	0.00	9.15	3.98
620-639, >70% LTV	246,872.30	9.83	6.69797	0.00	630	42.64	82.51	83.17	2.05	94.25	66.03	0.00	33.97	37.88	31.39	9.88	12.29	392	96,773,940.93	0.00	10.82	5.60
640-659, >70% LTV	266,720.37	11.60	6.68818	0.00	650	42.38	82.73	72.38	7.84	90.32	56.61	0.00	43.39	43.28	32.60	10.06	9.30	428	114,156,318.17	0.00	14.27	7.72
660-679, >80% LTV	250,288.54	2.52	6.95805	0.00	669	40.92	90.18	66.17	0.00	62.46	87.04	0.00	12.96	15.81	16.91	13.26	7.80	99	24,778,565.06	0.00	27.82	34.91
680-699, >80% LTV	237,671.26	1.71	7.11590	0.00	689	41.94	90.85	66.17	0.00	71.80	61.02	0.00	38.98	9.59	18.02	16.44	13.28	71	16,874,659.63	0.00	26.80	25.89
700-724, >80% LTV	309,557.94	1.38	7.14489	0.00	713	39.26	92.10	73.95	0.00	79.63	66.92	0.00	33.08	20.94	15.62	9.21	23.85	44	13,620,549.30	0.00	18.03	20.37
725-749, >80% LTV	196,175.06	0.82	7.00965	0.00	734	39.27	89.04	57.36	0.00	39.97	90.63	0.00	9.37	6.71	22.92	18.69	17.27	41	8,043,177.42	0.00	32.74	60.03
750-999, >90% LTV	293,342.60	0.24	8.30477	0.00	766	44.28	99.01	58.00	0.00	100.00	16.02	0.00	83.98	16.02	33.38	48.64	5.58	8	2,346,740.81	0.00	42.00	0.00
NO-BUCKET	156,113.10	29.51	7.25714	0.00	667	41.60	64.73	74.14	6.81	95.97	49.72	0.00	50.28	25.12	38.61	13.36	6.54	1,861	290,526,473.82	0.00	14.18	3.64

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Collateral Grouped by sec

SILSEC FICO LTV	AVG BALANCE	% POOL	GWAC	% MI	WA FICO	WA DTI	WA CLTV	% SF	% PUD	% O/O	% FULL DOC	% LIMITED DOC	% STATED DOC	% IO	% CA	% NY	% FL	Count	Total CURRENT BALANCE	Wtd Avg ND BAL	Wtd Avg TFAM BAL	Wtd Avg INV BAL
YES	237,306.09	6.44	7.29374	0.00	611	42.73	85.39	75.51	7.00	86.96	74.27	0.00	25.73	28.73	34.46	5.80	7.80	267	63,360,726.70	0.00	13.77	11.32
500-524, >65% LTV	294,125.94	0.18	9.02525	0.00	509	45.09	77.84	81.37	0.00	95.47	4.53	0.00	95.47	0.00	13.21	0.00	0.00	6	1,764,755.62	0.00	18.63	4.53
525-574, >65% LTV	154,592.79	2.01	7.76832	0.00	560	42.38	89.51	77.18	8.32	95.04	100.00	0.00	0.00	0.00	6.75	5.55	11.01	128	19,787,877.51	0.00	11.36	3.95
575-599, >65% LTV	182,728.99	0.97	7.55991	0.00	584	41.83	87.79	78.11	1.45	94.63	100.00	0.00	0.00	36.87	23.07	4.05	12.30	52	9,501,907.31	0.00	13.70	5.37
600-619, >70% LTV	278,106.14	0.65	7.11151	0.00	611	42.30	84.97	63.23	11.57	68.26	95.71	0.00	4.29	27.73	40.57	12.70	11.50	23	6,396,441.24	0.00	23.00	31.74
620-639, >70% LTV	255,222.81	0.70	7.19131	0.00	630	43.03	86.15	72.22	7.21	47.68	80.63	0.00	19.37	19.11	19.11	0.00	12.50	27	6,891,015.94	0.00	10.75	49.38
640-659, >70% LTV	504,193.98	0.56	6.52656	0.00	648	42.43	81.86	68.77	12.62	93.39	43.20	0.00	56.80	61.09	71.47	1.65	0.00	11	5,546,133.77	0.00	13.65	6.61
660-679, >80% LTV	738,900.00	0.08	6.65000	0.00	669	49.40	90.00	100.00	0.00	100.00	0.00	0.00	100.00	0.00	100.00	0.00	0.00	1	738,900.00	0.00	0.00	0.00
680-699, >80% LTV	638,422.25	0.06	6.50000	0.00	691	45.20	90.00	0.00	0.00	100.00	100.00	0.00	0.00	0.00	100.00	0.00	0.00	1	638,422.25	0.00	100.00	0.00
NO-BUCKET	671,959.61	1.23	6.64331	0.00	695	43.27	78.74	83.89	5.89	94.31	24.60	0.00	75.40	67.98	72.94	10.65	0.00	18	12,095,273.06	0.00	10.22	0.00
TOTAL	205,433.59	100.00	7.18202	0.00	626	42.35	77.69	76.70	5.35	92.61	65.19	0.00	34.81	27.36	30.07	11.37	9.40	4,792	984,437,764.91	0.00	12.85	6.48

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Questions / Stratification Requests:

1) Rating agency's base case loss expectation (per agency to single-B level)
2) Percentage of silent seconds, CLTV of silents, CLTV of entire pool with silents
 6.44%, 96.87% on those loans, 82.37% on entire pool
3) Silent second stratification - Attached
4) Weighted average DTI – 42.35%
5) Top five cities and FICOs - Attached
6) Remaining state concentrations -Attached
7) Stratification for attached zip codes (CONFIDENTIAL) - Attached

BSABS 2005-FR1 {SILENT SECONDS}

Collateral Grouped by Product Type

PRODUCT	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Avg ORIGINAL BALANCE	Wtd Avg STATED ORIGINAL TERM	Wtd Avg STATED REM TERM	Wtd Avg AGE	Wtd Avg FICO SCORE	Wtd Avg BACK RATIO	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg MARGIN	Wtd Avg INIT RATE CAP	Wtd Avg PER RATE CAP	Wtd Avg GROSS LIFE CAP	Wtd Avg ROLL
FIXED	3	900,882.05	1.42	6.50053	5.99703	300,800.00	360	359	1	717	44.01	73.95	99.45	0.00000	0.00000	0.00000	0.00000	0
LIBOR 2/6 ARM	230	43,837,544.45	69.19	7.63768	7.13418	190,740.44	360	359	1	593	42.00	87.57	95.97	6.77834	3.00000	1.50000	7.00000	23
LIBOR 2/6 ARM IO	32	18,204,674.22	28.73	6.49969	5.99619	568,972.78	360	359	1	650	44.35	80.60	99.01	5.99885	3.00000	1.50000	7.00000	23
LIBOR 3/6 ARM	2	417,625.98	0.66	7.51504	7.01154	209,115.00	360	358	2	562	44.70	90.00	92.15	6.99000	3.00000	1.50000	7.00000	34
TOTAL	267	63,360,726.70	100.00	7.29374	6.79024	237,445.92	360	359	1	611	42.72	85.39	96.87	6.55256	3.00000	1.50000	7.00000	23

Collateral Grouped by Current Balance

CURRENT BALANCE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
50,000.00 - 99,999.99	54	4,331,836.04	6.84	8.3763	7.8728	359	1	80,219.19	88.74	97.13	574
100,000.00 - 149,999.99	84	10,403,314.21	16.42	8.0021	7.4986	359	1	123,848.98	89.55	96.26	576
150,000.00 - 199,999.99	41	7,096,662.62	11.20	7.5323	7.0288	359	1	173,089.33	89.92	95.85	577
200,000.00 - 249,999.99	16	3,546,891.71	5.60	7.6774	7.1739	359	1	221,680.73	87.63	93.36	578
250,000.00 - 299,999.99	9	2,535,686.19	4.00	7.8615	7.3580	359	1	281,742.91	89.45	95.61	600
300,000.00 - 349,999.99	10	3,327,585.86	5.25	7.2601	6.7566	359	1	332,758.59	90.00	96.01	577
350,000.00 - 399,999.99	6	2,214,981.34	3.50	7.4367	6.9332	359	1	369,163.56	88.17	95.34	570
400,000.00 - 449,999.99	3	1,243,796.88	1.96	7.6852	7.1817	359	1	414,598.96	90.00	96.64	562
450,000.00 - 499,999.99	3	1,447,840.45	2.29	7.5404	7.0369	359	1	482,613.48	90.00	94.85	606
500,000.00 - 549,999.99	2	1,020,007.30	1.61	7.6545	7.1510	359	1	510,003.65	80.00	92.47	577
550,000.00 - 599,999.99	1	599,452.29	0.95	6.4500	5.9465	359	1	599,452.29	80.00	95.00	707
600,000.00 - 649,999.99	14	8,689,836.63	13.71	6.7212	6.2177	359	1	620,702.62	80.73	98.60	661
650,000.00 - 699,999.99	16	10,810,999.49	17.06	6.7607	6.2572	359	1	675,687.47	79.91	99.26	662
700,000.00 - 749,999.99	7	5,092,835.69	8.04	6.2369	5.7334	359	1	727,547.96	81.30	99.26	635
950,000.00 - 999,999.99	1	999,000.00	1.58	5.9500	5.4465	359	1	999,000.00	72.39	86.88	672
TOTAL	267	63,360,726.70	100.00	7.2937	6.7902	359	1	237,306.09	85.39	96.87	611

Collateral Grouped by Current Gross Coupon

CURRENT GROSS COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Min CURRENT GROSS COUPON	Max CURRENT GROSS COUPON	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
4.750 - 4.999	1	619,080	0.98	4.9900	4.4865	359	1	4.9900	4.9900	619,080	80.00	100.00	620
5.250 - 5.499	1	604,000	0.95	5.4900	4.9865	359	1	5.4900	5.4900	604,000	80.00	100.00	712
5.500 - 5.749	1	712,704	1.12	5.7400	5.2365	359	1	5.7400	5.7400	712,704	80.00	100.00	679
5.750 - 5.999	5	3,384,107	5.34	5.9129	5.4094	359	1	5.8000	5.9900	676,821	76.28	95.02	662
6.000 - 6.249	6	3,305,782	5.22	6.1479	5.6444	359	1	6.1000	6.2200	550,964	81.49	99.24	627
6.250 - 6.499	8	5,069,183	8.00	6.3344	5.8309	359	1	6.2500	6.4500	633,648	80.00	99.05	642
6.500 - 6.749	8	4,728,622	7.46	6.5687	6.0652	359	1	6.5000	6.7000	591,078	83.18	98.37	665
6.750 - 6.999	12	5,492,542	8.67	6.8875	6.3840	359	1	6.7500	6.9900	457,712	82.15	98.30	651
7.000 - 7.249	16	3,782,352	5.97	7.1098	6.6063	359	1	7.0000	7.2400	236,397	87.24	96.23	593
7.250 - 7.499	34	7,733,547	12.21	7.3171	6.8136	359	1	7.2500	7.4500	227,457	89.13	95.69	592
7.500 - 7.749	25	4,730,385	7.47	7.5665	7.0630	359	1	7.5000	7.7000	189,215	88.53	96.81	594

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Collateral Grouped by Current Gross Coupon

CURRENT GROSS COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Min CURRENT GROSS COUPON	Max CURRENT GROSS COUPON	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
7.750 - 7.999	59	11,377,108	17.96	7.8872	7.3837	359	1	7.7500	7.9900	192,832	87.98	96.44	596
8.000 - 8.249	14	2,165,931	3.42	8.1350	7.6315	359	1	8.0500	8.2400	154,709	89.94	95.70	592
8.250 - 8.499	24	3,457,162	5.46	8.3044	7.8009	359	1	8.2500	8.4900	144,048	89.50	96.16	577
8.500 - 8.749	27	2,930,129	4.62	8.5725	8.0690	359	1	8.5000	8.7400	108,523	88.69	96.84	571
8.750 - 8.999	12	1,653,498	2.61	8.8705	8.3670	359	1	8.7500	8.9900	137,791	86.10	91.65	547
9.250 - 9.499	9	1,136,297	1.79	9.3175	8.8140	359	1	9.2500	9.4500	126,255	83.62	96.90	537
9.500 - 9.749	4	413,527	0.65	9.5756	9.0721	359	1	9.5000	9.6500	103,382	75.88	88.16	523
9.750 - 9.999	1	64,770	0.10	9.8500	9.3465	359	1	9.8500	9.8500	64,770	90.00	100.00	569
TOTAL	**267**	**63,360,727**	**100.00**	**7.2937**	**6.7902**	**359**	**1**	**4.9900**	**9.8500**	**237,306**	**85.39**	**96.87**	**611**

Collateral Grouped by Original Loan-to-Value Ratio

LOAN TO VALUE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
65.01 - 70.00	3	1,017,450.05	1.61	7.05289	6.54939	359	1	339,150.02	69.32	94.94	680
70.01 - 75.00	1	999,000.00	1.58	5.95000	5.44650	359	1	999,000.00	72.39	86.88	672
75.01 - 80.00	42	24,537,936.64	38.73	6.72085	6.21735	359	1	584,236.59	79.94	98.66	646
80.01 - 85.00	15	1,632,046.71	2.58	8.27144	7.76794	359	1	108,803.11	84.97	94.42	570
85.01 - 90.00	202	34,398,246.86	54.29	7.69998	7.19648	359	1	170,288.35	89.98	96.03	586
90.01 - 95.00	4	776,046.44	1.22	7.39053	6.88703	359	1	194,011.61	92.84	97.91	563
TOTAL	**267**	**63,360,726.70**	**100.00**	**7.29374**	**6.79024**	**359**	**1**	**237,306.09**	**85.39**	**96.87**	**611**

Collateral Grouped by Original Combined Loan-to_Value Ratio

COMBO LTV	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
75.01 - 80.00	1	223,890.97	0.35	9.55000	9.04650	359	1	223,890.97	70.00	79.33	501
80.01 - 85.00	2	731,805.61	1.15	8.30827	7.80477	359	1	365,902.81	80.00	84.83	535
85.01 - 90.00	7	1,933,574.67	3.05	6.92604	6.42254	359	1	276,224.95	77.61	87.80	625
90.01 - 95.00	154	30,038,786.42	47.41	7.62220	7.11870	359	1	195,057.05	88.72	94.86	590
95.01 - 100.00	103	30,432,669.03	48.03	6.95189	6.44839	359	1	295,462.81	82.83	99.85	634
TOTAL	**267**	**63,360,726.70**	**100.00**	**7.29374**	**6.79024**	**359**	**1**	**237,306.09**	**85.39**	**96.87**	**611**

Collateral Grouped by Fico Score

FICO SCORE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
500 - 519	6	1,764,755.62	2.79	294,125.94	9.02525	77.84	89.01	509
520 - 539	7	881,328.95	1.39	125,904.14	7.83004	87.63	95.69	535
540 - 559	49	7,958,455.53	12.56	162,417.46	7.68376	89.47	95.93	554

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Collateral Grouped by Fico Score

FICO SCORE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
560 - 579	89	13,607,596.41	21.48	152,894.34	7.81152	89.74	95.72	569
580 - 599	35	6,842,403.93	10.80	195,497.26	7.48338	86.95	98.86	587
600 - 619	23	6,396,441.24	10.10	278,106.14	7.11151	84.97	96.10	611
620 - 639	27	6,891,015.94	10.88	255,222.81	7.19131	86.15	97.28	630
640 - 659	11	5,546,133.77	8.75	504,193.98	6.52656	81.86	98.88	648
660 - 679	7	5,037,658.44	7.95	719,665.49	6.54095	79.96	97.40	672
680 - 699	6	3,987,284.71	6.29	664,547.45	6.79486	81.58	98.06	688
700 - 719	4	2,519,032.04	3.98	629,758.01	6.73796	80.00	97.58	706
720 - 739	2	1,240,000.00	1.96	620,000.00	6.67258	80.00	100.00	731
760 - 779	1	688,620.12	1.09	688,620.12	5.99000	69.00	100.00	763
TOTAL	267	63,360,726.70	100.00	237,306.09	7.29374	85.39	96.87	611

Collateral Grouped by Property Type

PROPTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
2-4 Family	30	8,721,760.80	13.77
Condominium	17	2,352,626.30	3.71
PUD	14	4,434,098.30	7.00
Single Family	206	47,852,241.30	75.52
TOTAL	267	63,360,726.70	100.00

Collateral Grouped by Occupancy Type

OCCTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Investor	47	7,172,178.30	11.32
Owner Occupied	217	55,098,994.57	86.96
Second Home	3	1,089,553.83	1.72
TOTAL	267	63,360,726.70	100.00

Collateral Grouped by Documentation Type

DOCTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Full/Alternative	238	47,058,051.96	74.27
Stated Income	29	16,302,674.74	25.73
TOTAL	267	63,360,726.70	100.00

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of

Collateral Grouped by Back Ratio (DTI)

BACK RATIO	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg BACK RATIO
15.01 - 20.00	3	485,309.34	0.77	161,769.78	7.73828	85.68	94.91	18.13
20.01 - 25.00	8	1,232,917.68	1.95	154,114.71	8.00927	90.00	95.85	22.79
25.01 - 30.00	13	3,423,650.11	5.40	263,357.70	7.26930	87.58	94.83	27.22
30.01 - 35.00	28	5,082,590.18	8.02	181,521.08	7.35055	85.10	95.24	32.41
35.01 - 40.00	36	7,598,149.54	11.99	211,059.71	7.44610	86.32	97.03	38.05
40.01 - 45.00	62	17,088,734.25	26.97	275,624.75	7.18853	84.48	97.47	43.20
45.01 - 50.00	86	23,389,613.25	36.92	271,972.25	7.13735	85.05	97.58	47.83
50.01 - 55.00	31	5,059,762.35	7.99	163,218.14	7.88564	86.24	94.74	52.53
TOTAL	**267**	**63,360,726.70**	**100.00**	**237,306.09**	**7.29374**	**85.39**	**96.87**	**42.72**

Collateral Grouped by Loan Purpose

LOAN PURP	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Cash Out Refinance	47	13,771,627.16	21.74
Purchase	217	48,975,646.34	77.30
Rate/Term Refinance	3	613,453.20	0.97
TOTAL	**267**	**63,360,726.70**	**100.00**

Collateral Grouped by Lien

LIEN	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
First Lien	267	63,360,726.70	100.00	237,306.09	7.29374	96.87	611
TOTAL	**267**	**63,360,726.70**	**100.00**	**237,306.09**	**7.29374**	**96.87**	**611**

Collateral Grouped by Balloon Flag

BALLOON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
No	267	63,360,726.70	100.00
TOTAL	**267**	**63,360,726.70**	**100.00**

Collateral Grouped by Prepay Penalty

PREPAY PP DESC	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
No	**60**	**11,737,678.31**	**18.53**
No PP	60	11,737,678.31	18.53

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Collateral Grouped by Prepay Penalty

PREPAY PP DESC	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Yes	207	51,623,048.39	81.47
1Y PP	38	11,188,111.19	17.66
2Y PP	158	38,386,148.96	60.58
3Y PP	11	2,048,788.24	3.23
TOTAL	267	63,360,726.70	100.00

Collateral Grouped by Geographic Distribution

STATE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
AZ	4	1,326,493.60	2.09
CA	36	21,834,772.91	34.46
CO	7	1,891,410.49	2.99
CT	3	513,000.00	0.81
DC	1	669,902.46	1.06
FL	29	4,944,206.32	7.80
GA	20	2,781,683.55	4.39
HI	2	989,839.44	1.56
IA	1	110,172.97	0.17
ID	2	177,034.74	0.28
IL	22	4,130,112.65	6.52
IN	2	242,827.69	0.38
KS	1	208,800.00	0.33
KY	1	148,384.15	0.23
MA	7	2,190,101.99	3.46
MD	6	906,511.16	1.43
ME	3	533,058.60	0.84
MI	18	1,756,459.82	2.77
MN	6	1,300,475.97	2.05
MO	9	778,725.37	1.23
NC	14	1,724,686.37	2.72
NJ	7	1,392,789.47	2.20
NV	2	324,634.32	0.51
NY	11	3,674,841.90	5.80
OH	9	1,265,881.86	2.00
OR	1	152,902.44	0.24
PA	6	744,498.52	1.18
RI	2	498,485.29	0.79
SC	3	297,688.94	0.47
TN	2	221,416.72	0.35
TX	13	2,343,025.91	3.70
UT	1	663,439.40	1.05
VA	8	1,493,203.27	2.36
WA	3	367,923.63	0.58

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of

Collateral Grouped by Geographic Distribution

STATE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
WI	4	415,049.78	0.66
WV	1	346,285.00	0.55
TOTAL	267	63,360,726.70	100.00

Collateral Grouped by Margin

AM TYPE MARGIN	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
ARMS	**264**	**62,459,844.65**	**98.58**
4.500 - 4.999	1	604,000.00	0.95
5.000 - 5.499	6	4,194,099.06	6.62
5.500 - 5.999	15	8,880,014.48	14.02
6.000 - 6.499	16	7,605,089.17	12.00
6.500 - 6.999	226	41,176,641.94	64.99
FIXED	**3**	**900,882.05**	**1.42**
0.000 - 0.499	3	900,882.05	1.42
TOTAL	267	63,360,726.70	100.00

Collateral Grouped by Index

INDEX	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
FIXED	3	900,882.05	1.42
WSJ-6MLIBOR	264	62,459,844.65	98.58
TOTAL	267	63,360,726.70	100.00

Collateral Grouped by Product Type

PRODUCT	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Avg ORIGINAL BALANCE	Wtd Avg STATED ORIGINAL TERM	Wtd Avg STATED REM TERM	Wtd Avg AGE	Wtd Avg FICO SCORE	Wtd Avg BACK RATIO	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg MARGIN	Wtd Avg INIT RATE CAP	Wtd Avg PER RATE CAP	Wtd Avg GROSS LIFE CAP	Wtd Avg ROLL
FIXED	3	900,882.05	1.42	6.50053	5.99703	300,800.00	360	359	1	717	44.01	73.95	99.45	0.00000	0.00000	0.00000	0.00000	0
LIBOR 2/6 ARM	230	43,837,544.45	69.19	7.63768	7.13418	190,740.44	360	359	1	593	42.00	87.57	95.97	6.77834	3.00000	1.50000	7.00000	23
LIBOR 2/6 ARM IO	32	18,204,674.22	28.73	6.49969	5.99619	568,972.78	360	359	1	650	44.35	80.60	99.01	5.99885	3.00000	1.50000	7.00000	23
LIBOR 3/6 ARM	2	417,625.98	0.66	7.51504	7.01154	209,115.00	360	358	2	562	44.70	90.00	92.15	6.99000	3.00000	1.50000	7.00000	34
TOTAL	267	63,360,726.70	100.00	7.29374	6.79024	237,445.92	360	359	1	611	42.72	85.39	96.87	6.55256	3.00000	1.50000	7.00000	23

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of

Collateral Grouped by IO Term			
IO PERIOD	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
2 YEARS	5	3,227,000.00	5.09
5 YEARS	27	14,977,674.22	23.64
NON-IO	235	45,156,052.48	71.27
TOTAL	**267**	**63,360,726.70**	**100.00**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Collateral Grouped by Geographic Distribution

STATE1	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Alaska	2	336,573.73	0.03
Arizona	94	15,578,540.92	1.58
Arkansas	5	344,345.33	0.03
California	1,043	296,026,183.10	30.07
Colorado	119	19,206,203.96	1.95
Connecticut	97	18,424,478.87	1.87
Delaware	21	3,460,672.67	0.35
District of Columbia	33	8,784,436.41	0.89
Florida	555	92,567,170.44	9.40
Georgia	260	32,082,397.89	3.26
Hawaii	48	12,636,268.17	1.28
Idaho	18	2,129,040.71	0.22
Illinois	283	45,605,188.15	4.63
Indiana	35	3,284,991.63	0.33
Iowa	6	642,781.22	0.07
Kansas	7	624,596.43	0.06
Kentucky	8	999,312.73	0.10
Maine	7	1,307,188.28	0.13
Maryland	230	50,063,857.60	5.09
Massachusetts	141	30,472,288.28	3.10
Michigan	102	11,547,017.75	1.17
Minnesota	101	16,017,923.14	1.63
Missouri	32	3,556,673.19	0.36
Montana	1	84,952.59	0.01
Nebraska	1	157,027.31	0.02
Nevada	77	14,876,592.55	1.51
New Hampshire	15	2,693,678.00	0.27
New Jersey	294	73,045,448.31	7.42
New Mexico	7	2,021,025.86	0.21
New York	383	111,952,890.37	11.37
North Carolina	97	9,839,460.27	1.00
Ohio	83	8,188,439.34	0.83
Oklahoma	6	526,077.68	0.05
Oregon	32	4,368,481.16	0.44
Pennsylvania	76	11,579,087.88	1.18
Rhode Island	20	4,093,859.35	0.42
South Carolina	25	2,138,473.81	0.22
Tennessee	31	3,519,010.11	0.36
Texas	71	9,376,133.66	0.95
Utah	28	3,757,481.82	0.38
Vermont	3	698,143.70	0.07
Virginia	165	35,870,487.40	3.64
Washington	56	10,489,379.50	1.07
West Virginia	7	1,178,716.53	0.12
Wisconsin	67	8,284,787.11	0.84
TOTAL	**4,792**	**984,437,764.91**	**100.00**

...pplement and, except in
...bid or offer by

Collateral Grouped by Geographic Distribution

STATE1	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Alaska	2	336,573.73	0.03
Arizona	94	15,578,540.92	1.58
Arkansas	5	344,345.33	0.03
California	1,043	296,026,183.10	30.07
Colorado	119	19,206,203.96	1.95
Connecticut	97	18,424,478.87	1.87
Delaware	21	3,460,672.67	0.35
District of Columbia	33	8,784,436.41	0.89
Florida	555	92,567,170.44	9.40
Georgia	260	32,082,397.89	3.26
Hawaii	48	12,636,268.17	1.28
Idaho	18	2,129,040.71	0.22
Illinois	283	45,605,188.15	4.63
Indiana	35	3,284,991.63	0.33
Iowa	6	642,781.22	0.07
Kansas	7	624,596.43	0.06
Kentucky	8	999,312.73	0.10
Maine	7	1,307,188.28	0.13
Maryland	230	50,063,857.60	5.09
Massachusetts	141	30,472,288.28	3.10
Michigan	102	11,547,017.75	1.17
Minnesota	101	16,017,923.14	1.63
Missouri	32	3,556,673.19	0.36
Montana	1	84,952.59	0.01
Nebraska	1	157,027.31	0.02
Nevada	77	14,876,592.55	1.51
New Hampshire	15	2,693,678.00	0.27
New Jersey	294	73,045,448.31	7.42
New Mexico	7	2,021,025.86	0.21
New York	383	111,952,890.37	11.37
North Carolina	97	9,839,460.27	1.00
Ohio	83	8,188,439.34	0.83
Oklahoma	6	526,077.68	0.05
Oregon	32	4,368,481.16	0.44
Pennsylvania	76	11,579,087.88	1.18
Rhode Island	20	4,093,859.35	0.42
South Carolina	25	2,138,473.81	0.22
Tennessee	31	3,519,010.11	0.36
Texas	71	9,376,133.66	0.95
Utah	28	3,757,481.82	0.38
Vermont	3	698,143.70	0.07
Virginia	165	35,870,487.40	3.64
Washington	56	10,489,379.50	1.07
West Virginia	7	1,178,716.53	0.12
Wisconsin	67	8,284,787.11	0.84
TOTAL	**4,792**	**984,437,764.91**	**100.00**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer

City Name	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg FICO SCORE
BROOKLYN	61	21,422,220.03	2.18	636
CHICAGO	96	15,895,501.40	1.61	630
LOS ANGELES	47	14,116,777.51	1.43	632
MIAMI	72	13,221,223.12	1.34	635
SAN JOSE	25	10,147,161.72	1.03	645

05FR1 ZIPCODE CONCENTRATION

Collateral Grouped by Product Type

PRODUCT	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Avg ORIGINAL BALANCE	Wtd Avg STATED ORIGINAL TERM	Wtd Avg STATED REM TERM	Wtd Avg AGE	Wtd Avg FICO SCORE	Wtd Avg BACK RATIO	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg MARGIN	Wtd Avg INIT RATE CAP	Wtd Avg PER RATE CAP	Wtd Avg GROSS LIFE CAP	Wtd Avg ROLL
FIXED	30	1,146,686.55	9.00	9.05388	8.55038	38,261.40	327	326	1	612	38.53	91.92	91.92	0.00000	0.00000	0.00000	0.00000	0
LIBOR 2/6 ARM	84	8,974,274.44	70.43	7.96420	7.46070	106,919.18	360	359	1	594	42.89	85.86	88.10	6.87018	3.00000	1.50000	7.00000	23
LIBOR 2/6 ARM IO	14	2,212,354.61	17.36	6.78697	6.28347	158,025.36	360	359	1	626	45.21	82.77	84.10	6.15918	3.00000	1.50000	7.00000	23
LIBOR 3/6 ARM	2	154,835.87	1.22	7.28073	6.77723	77,494.00	360	359	1	627	43.59	93.32	93.32	6.27874	3.00000	1.50000	7.00000	35
LIBOR 3/6 ARM IO	2	254,699.99	2.00	6.88145	6.37795	127,350.00	360	359	1	668	42.46	85.48	85.48	6.25645	3.00000	1.50000	7.00000	35
TOTAL	132	12,742,851.46	100.00	7.82793	7.32443	96,599.21	357	356	1	603	42.90	85.95	87.76	6.71315	3.00000	1.50000	7.00000	23

Collateral Grouped by Current Balance

CURRENT BALANCE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
0.00 - 49,999.99	22	431,567.71	3.39	10.4832	9.9797	271	1	19,616.71	99.38	99.38	612
50,000.00 - 99,999.99	59	4,328,544.90	33.97	8.4539	7.9504	359	1	73,365.17	86.65	89.60	598
100,000.00 - 149,999.99	35	4,206,906.25	33.01	7.5516	7.0481	359	1	120,197.32	85.81	87.38	607
150,000.00 - 199,999.99	8	1,324,353.81	10.39	7.0905	6.5870	359	1	165,544.23	89.07	89.66	629
200,000.00 - 249,999.99	4	845,635.40	6.64	6.5787	6.0752	359	1	211,408.85	81.21	81.21	615
250,000.00 - 299,999.99	2	550,800.00	4.32	8.0897	7.5862	359	1	275,400.00	83.01	88.36	546
300,000.00 - 349,999.99	1	305,600.00	2.40	6.0000	5.4965	359	1	305,600.00	80.00	80.00	666
700,000.00 - 749,999.99	1	749,443.39	5.88	7.5000	6.9965	359	1	749,443.39	79.37	79.37	562
TOTAL	132	12,742,851.46	100.00	7.8279	7.3244	356	1	96,536.75	85.95	87.76	603

Collateral Grouped by Current Gross Coupon

CURRENT GROSS COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Min CURRENT GROSS COUPON	Max CURRENT GROSS COUPON	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
5.000 - 5.249	1	217,423	1.71	5.1500	4.6465	359	1	5.1500	5.1500	217,423	80.00	80.00	677
5.750 - 5.999	1	140,658	1.10	5.9500	5.4465	359	1	5.9500	5.9500	140,658	80.00	80.00	642
6.000 - 6.249	1	305,600	2.40	6.0000	5.4965	359	1	6.0000	6.0000	305,600	80.00	80.00	666
6.250 - 6.499	2	205,972	1.62	6.3219	5.8184	359	1	6.3000	6.3500	102,986	80.00	80.00	609
6.500 - 6.749	8	1,137,231	8.92	6.6198	6.1163	359	1	6.5000	6.7000	142,154	83.49	83.49	629
6.750 - 6.999	6	818,141	6.42	6.9332	6.4297	359	1	6.7500	6.9900	136,357	85.42	85.42	626
7.000 - 7.249	5	451,992	3.55	7.1381	6.6346	359	1	7.0500	7.2000	90,398	83.90	83.90	644
7.250 - 7.499	13	1,615,785	12.68	7.3356	6.8321	359	1	7.2500	7.4500	124,291	87.46	89.15	608
7.500 - 7.749	7	1,557,352	12.22	7.5611	7.0576	359	1	7.5000	7.7000	222,479	82.45	82.91	567
7.750 - 7.999	15	1,581,884	12.41	7.9003	7.3968	359	1	7.7500	7.9900	105,459	88.19	92.21	607
8.000 - 8.249	8	836,480	6.56	8.1870	7.6835	359	1	8.1000	8.2400	104,560	89.28	90.64	611
8.250 - 8.499	7	716,025	5.62	8.3013	7.7978	359	1	8.2500	8.4900	102,289	82.68	85.73	541
8.500 - 8.749	14	1,135,167	8.91	8.5624	8.0589	359	1	8.5000	8.7400	81,083	88.07	91.61	603
8.750 - 8.999	8	594,582	4.67	8.8207	8.3172	359	1	8.7500	8.9900	74,323	89.81	92.78	612
9.000 - 9.249	3	189,037	1.48	9.1024	8.5989	359	1	9.0500	9.1500	63,012	86.62	86.62	615
9.250 - 9.499	5	304,628	2.39	9.3949	8.8914	359	1	9.2500	9.4500	60,926	86.69	95.12	581
9.500 - 9.749	2	129,961	1.02	9.5923	9.0888	359	1	9.5000	9.6500	64,981	83.85	96.15	540

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

05FR1 ZIPCODE CONCENTRATION

Collateral Grouped by Current Gross Coupon

CURRENT GROSS COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Min CURRENT GROSS COUPON	Max CURRENT GROSS COUPON	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
9.750 - 9.999	4	203,424	1.60	9.9438	9.4403	325	1	9.8750	9.9900	50,856	82.50	82.50	580
10.000 - 10.249	2	74,483	0.58	10.0875	9.5840	323	1	10.0000	10.1250	37,242	100.00	100.00	615
10.250 - 10.499	1	22,545	0.18	10.3750	9.8715	179	1	10.3750	10.3750	22,545	100.00	100.00	620
10.500 - 10.749	4	211,916	1.66	10.5332	10.0297	359	1	10.5000	10.6250	52,979	88.19	88.19	558
10.750 - 10.999	5	147,081	1.15	10.9170	10.4135	288	1	10.8750	10.9900	29,416	100.00	100.00	604
11.000 - 11.249	1	56,250	0.44	11.2000	10.6965	359	1	11.2000	11.2000	56,250	75.00	75.00	515
11.250 - 11.499	3	36,916	0.29	11.2867	10.7832	277	1	11.2500	11.4900	12,305	97.75	97.75	585
11.500 - 11.749	1	15,242	0.12	11.5000	10.9965	239	1	11.5000	11.5000	15,242	100.00	100.00	591
11.750 - 11.999	1	9,168	0.07	11.7500	11.2465	118	2	11.7500	11.7500	9,168	95.00	95.00	606
12.250 - 12.499	3	19,267	0.15	12.2500	11.7465	119	1	12.2500	12.2500	6,422	95.00	95.00	612
12.500 - 12.749	1	8,641	0.07	12.5000	11.9965	119	1	12.5000	12.5000	8,641	95.00	95.00	556
TOTAL	**132**	**12,742,851**	**100.00**	**7.8279**	**7.3244**	**356**	**1**	**5.1500**	**12.5000**	**96,537**	**85.95**	**87.76**	**603**

Collateral Grouped by Original Loan-to-Value Ratio

LOAN TO VALUE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
70.01 - 75.00	3	455,186.28	3.57	9.14651	8.64301	359	1	151,728.76	75.00	75.00	520
75.01 - 80.00	37	4,730,155.04	37.12	7.31016	6.80666	359	1	127,842.03	79.85	80.19	607
80.01 - 85.00	12	1,197,701.08	9.40	7.59923	7.09573	359	1	99,808.42	84.64	88.29	575
85.01 - 90.00	51	5,236,494.97	41.09	7.95822	7.45472	359	1	102,676.37	89.86	93.13	605
90.01 - 95.00	7	137,189.80	1.08	9.41234	8.90884	282	1	19,598.54	95.00	95.00	602
95.01 - 100.00	22	986,124.29	7.74	9.06830	8.56480	333	1	44,823.83	99.80	99.80	651
TOTAL	**132**	**12,742,851.46**	**100.00**	**7.82793**	**7.32443**	**356**	**1**	**96,536.75**	**85.95**	**87.76**	**603**

Collateral Grouped by Original Combined Loan-to_Value Ratio

COMBO LTV	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
70.01 - 75.00	3	455,186.28	3.57	9.14651	8.64301	359	1	151,728.76	75.00	75.00	520
75.01 - 80.00	36	4,650,193.71	36.49	7.26993	6.76643	359	1	129,172.05	79.85	79.85	609
80.01 - 85.00	7	801,666.80	6.29	7.08994	6.58644	359	1	114,523.83	84.51	84.51	577
85.01 - 90.00	30	2,966,388.06	23.28	7.86699	7.36349	358	1	98,879.60	89.69	89.85	630
90.01 - 95.00	18	1,446,155.44	11.35	8.07241	7.56891	352	1	80,341.97	89.92	94.86	569
95.01 - 100.00	38	2,423,261.17	19.02	8.70146	8.19796	348	1	63,770.03	93.23	99.63	606
TOTAL	**132**	**12,742,851.46**	**100.00**	**7.82793**	**7.32443**	**356**	**1**	**96,536.75**	**85.95**	**87.76**	**603**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

05FR1 ZIPCODE CONCENTRATION

Collateral Grouped by Fico Score

FICO SCORE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
500 - 519	5	587,641.19	4.61	117,528.24	8.66805	77.34	80.06	511
520 - 539	4	364,793.89	2.86	91,198.47	8.33636	83.96	87.44	530
540 - 559	14	1,333,506.91	10.46	95,250.49	8.35064	86.72	90.55	553
560 - 579	22	2,505,713.12	19.66	113,896.05	8.01300	85.07	87.52	568
580 - 599	19	1,632,936.27	12.81	85,944.01	8.00281	87.50	91.68	587
600 - 619	24	2,172,832.39	17.05	90,534.68	7.67002	86.35	87.34	608
620 - 639	15	1,195,686.29	9.38	79,712.42	7.76534	85.79	85.79	630
640 - 659	11	970,660.36	7.62	88,241.85	7.32969	86.64	86.64	648
660 - 679	9	943,937.12	7.41	104,881.90	6.87410	83.26	83.26	671
680 - 699	3	438,873.92	3.44	146,291.31	7.14914	89.24	89.24	691
700 - 719	1	159,000.00	1.25	159,000.00	7.35000	100.00	100.00	707
720 - 739	2	199,647.80	1.57	99,823.90	8.38854	96.26	96.26	725
740 - 759	2	127,721.65	1.00	63,860.83	8.48805	90.00	90.00	746
760 - 779	1	109,900.55	0.86	109,900.55	6.50000	80.00	80.00	762
TOTAL	**132**	**12,742,851.46**	**100.00**	**96,536.75**	**7.82793**	**85.95**	**87.76**	**603**

Collateral Grouped by Property Type

PROPTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
2-4 Family	9	880,436.15	6.91
Condominium	3	176,906.64	1.39
PUD	9	834,720.20	6.55
Single Family	111	10,850,788.47	85.15
TOTAL	**132**	**12,742,851.46**	**100.00**

Collateral Grouped by Occupancy Type

OCCTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Investor	30	2,185,840.49	17.15
Owner Occupied	101	10,397,137.04	81.59
Second Home	1	159,873.93	1.25
TOTAL	**132**	**12,742,851.46**	**100.00**

Collateral Grouped by Documentation Type

DOCTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Full/Alternative	112	10,822,747.86	84.93

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of

Collateral Grouped by Documentation Type			
DOCTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Stated Income	20	1,920,103.60	15.07
TOTAL	132	12,742,851.46	100.00

Collateral Grouped by Back Ratio (DTI)								
BACK RATIO	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg BACK RATIO
0.01 - 5.00	1	84,904.14	0.67	84,904.14	7.95000	77.27	77.27	3.20
10.01 - 15.00	1	93,423.20	0.73	93,423.20	6.99000	85.00	85.00	13.00
15.01 - 20.00	3	297,776.79	2.34	99,258.93	7.53785	86.64	86.64	17.63
20.01 - 25.00	3	217,307.28	1.71	72,435.76	8.63103	88.06	91.38	22.64
25.01 - 30.00	7	595,682.34	4.67	85,097.48	7.93324	86.31	87.13	28.26
30.01 - 35.00	8	774,348.16	6.08	96,793.52	7.82278	85.10	86.54	32.45
35.01 - 40.00	25	2,281,211.78	17.90	91,248.47	7.77795	86.56	87.91	37.43
40.01 - 45.00	16	1,500,095.06	11.77	93,755.94	7.98357	85.30	87.95	43.08
45.01 - 50.00	41	3,926,653.60	30.81	95,772.04	7.75853	86.67	88.92	48.09
50.01 - 55.00	27	2,971,449.11	23.32	110,053.67	7.85285	85.05	86.70	51.90
TOTAL	132	12,742,851.46	100.00	96,536.75	7.82793	85.95	87.76	42.90

Collateral Grouped by Loan Purpose			
LOAN PURP	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Cash Out Refinance	35	4,486,916.35	35.21
Purchase	91	7,857,217.37	61.66
Rate/Term Refinance	6	398,717.74	3.13
TOTAL	132	12,742,851.46	100.00

Collateral Grouped by Lien							
LIEN	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
First Lien	108	12,204,844.96	95.78	113,007.82	7.71906	87.24	603
Second Lien	24	538,006.50	4.22	22,416.94	10.29775	99.50	620
TOTAL	132	12,742,851.46	100.00	96,536.75	7.82793	87.76	603

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

Collateral Grouped by Balloon Flag

BALLOON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
No	132	12,742,851.46	100.00
TOTAL	**132**	**12,742,851.46**	**100.00**

Collateral Grouped by Prepay Penalty

PREPAY PP DESC	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
No	**31**	**2,283,631.19**	**17.92**
No PP	31	2,283,631.19	17.92
Yes	**101**	**10,459,220.27**	**82.08**
1Y PP	7	634,762.08	4.98
2Y PP	78	8,073,688.80	63.36
3Y PP	16	1,750,769.39	13.74
TOTAL	**132**	**12,742,851.46**	**100.00**

Collateral Grouped by Geographic Distribution

STATE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
IA	1	51,428.53	0.40
IL	3	202,180.40	1.59
IN	14	1,044,689.65	8.20
MI	39	3,543,520.35	27.81
NC	17	1,649,287.04	12.94
NY	5	437,807.54	3.44
OH	38	3,567,236.01	27.99
SC	8	535,051.35	4.20
TN	5	1,149,550.59	9.02
WV	2	562,100.00	4.41
TOTAL	**132**	**12,742,851.46**	**100.00**

Collateral Grouped by Margin

AM TYPE MARGIN	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
ARMS	**102**	**11,596,164.91**	**91.00**
4.500 - 4.999	1	217,423.00	1.71
5.000 - 5.499	2	446,258.48	3.50
5.500 - 5.999	4	419,180.94	3.29
6.000 - 6.499	8	1,221,914.97	9.59

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of

Collateral Grouped by Margin

AM TYPE MARGIN	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
6.500 - 6.999	87	9,291,387.52	72.91
FIXED	30	1,146,686.55	9.00
0.000 - 0.499	30	1,146,686.55	9.00
TOTAL	132	12,742,851.46	100.00

Collateral Grouped by Index

INDEX	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
FIXED	30	1,146,686.55	9.00
WSJ-6MLIBOR	102	11,596,164.91	91.00
TOTAL	132	12,742,851.46	100.00

Collateral Grouped by Product Type

PRODUCT	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Avg ORIGINAL BALANCE	Wtd Avg STATED ORIGINAL TERM	Wtd Avg STATED REM TERM	Wtd Avg AGE	Wtd Avg FICO SCORE	Wtd Avg BACK RATIO	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg MARGIN	Wtd Avg INIT RATE CAP	Wtd Avg PER RATE CAP	Wtd Avg GROSS LIFE CAP	Wtd Avg ROLL
FIXED	30	1,146,686.55	9.00	9.05388	8.55038	38,261.40	327	326	1	612	38.53	91.92	91.92	0.00000	0.00000	0.00000	0.00000	0
LIBOR 2/6 ARM	84	8,974,274.44	70.43	7.96420	7.46070	106,919.18	360	359	1	594	42.89	85.86	88.10	6.87018	3.00000	1.50000	7.00000	23
LIBOR 2/6 ARM IO	14	2,212,354.61	17.36	6.78697	6.28347	158,025.36	360	359	1	626	45.21	82.77	84.10	6.15918	3.00000	1.50000	7.00000	23
LIBOR 3/6 ARM	2	154,835.87	1.22	7.28073	6.77723	77,494.00	360	359	1	627	43.59	93.32	93.32	6.27874	3.00000	1.50000	7.00000	35
LIBOR 3/6 ARM IO	2	254,699.99	2.00	6.88145	6.37795	127,350.00	360	359	1	668	42.46	85.48	85.48	6.25645	3.00000	1.50000	7.00000	35
TOTAL	132	12,742,851.46	100.00	7.82793	7.32443	96,599.21	357	356	1	603	42.90	85.95	87.76	6.71315	3.00000	1.50000	7.00000	23

Collateral Grouped by IO Term

IO PERIOD	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
2 YEARS	1	159,000.00	1.25
3 YEARS	1	115,200.00	0.90
5 YEARS	14	2,192,854.60	17.21
NON-IO	116	10,275,796.86	80.64
TOTAL	132	12,742,851.46	100.00

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of

Dynamic Credit Collateral Analysis

Deal Name Here

I. FICO and LTV

FICO Low	FICO High	LTV	Row - % Total Collateral	Wtd Avg Curr. Bal./Loan	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	Wtd Avg GWAC	% SFD	% PUD	% Owner Occ	% Investor	% 2+ family	% Full Doc	% Ltd Doc	% No Doc	% MI	% Int Only	% With Seconds
500	524	> 65%	4.49	219,020.64	513	44.74	76.26	8.73375	84.69	2.36	96.27	2.82	10.26	54.19	0.00	0.00	0	0.00	4.38
525	574	> 65%	13.80	196,578.12	551	42.48	82.32	7.73492	85.08	4.11	96.55	2.44	9.38	74.79	0.00	0.00	0	0.22	19.01
575	599	> 65%	12.47	177,934.91	588	42.69	83.75	7.23972	84.93	5.97	96.05	3.72	9.15	89.01	0.00	0.00	0	37.88	49.48
600	619	> 70%	10.17	189,583.01	610	43.49	84.47	7.05853	85.87	7.10	93.02	5.57	9.96	85.10	0.00	0.00	0	41.19	45.55
620	639	> 70%	11.33	199,245.18	630	42.65	83.95	6.98028	85.10	2.36	91.69	8.00	10.71	66.83	0.00	0.00	0	34.03	61.37
640	659	> 70%	13.15	217,572.14	650	42.4	83.98	6.88455	80.42	8.70	91.12	7.15	13.76	56.18	0.00	0.00	0	40.78	56.98
660	679	> 80%	3.41	145,497.97	669	41.3	92.42	7.52409	70.52	4.12	72.02	26.03	23.58	75.83	0.00	0.00	0	11.65	27.88
680	699	> 80%	2.30	146,972.31	689	41.92	92.85	7.63162	68.23	0.72	78.73	19.55	24.91	57.70	0.00	0.00	0	7.15	19.96
700	724	> 80%	1.66	185,823.31	713	40.07	93.38	7.51006	74.10	0.57	82.84	17.16	18.01	62.60	0.00	0.00	0	17.44	14.13
725	749	> 80%	1.03	138,280.01	734	39.96	91.23	7.456	61.95	2.04	51.67	48.33	29.16	83.24	0.00	0.00	0	5.35	31.3
750	max	> 90%	0.31	143,923.68	766	43.13	99.14	8.59766	64.56	1.09	98.24	1.76	35.44	14.20	0.00	0.00	0	12.44	0

II. LTV and DTI

LTV Low	LTV High	DTI	Row - % Total Collateral	Wtd Avg Curr. Bal./Loan	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	Wtd Avg GWAC	% SFD	% PUD	% Owner Occ	% Investor	% 2+ family	% Full Doc	% Ltd Doc	% No Doc	% MI	% Int Only	% With Seconds
70.00%	79.99%	> 50%	0.53	215,702.96	567	52.21	62.66	8.77405	83.71	4.34	88.68	9.29	16.29	52.84	0.00	0.00	0	0.00	8.34
80.00%	84.99%	> 50%	0.59	253,650.87	563	52.38	66.47	7.79759	77.27	9.77	94.01	5.99	18.86	63.19	0.00	0.00	0	14.59	0
85.00%	89.99%	> 50%	2.19	280,466.05	573	52.4	74.9	7.54452	85.71	0.00	94.02	2.86	12.25	66.45	0.00	0.00	0	0.60	8.09
90.00%	94.99%	> 50%	4.63	246,130.04	604	52.21	80.57	7.01318	81.44	3.71	97.42	2.58	12.90	63.07	0.00	0.00	0	25.97	44.77
95.00%	99.99%	> 50%	1.83	240,447.98	599	52.73	86.22	7.1528	80.77	1.60	87.74	11.48	16.42	91.53	0.00	0.00	0	3.78	7.32
100.00%	109.99%	> 50%	3.03	227,564.73	621	52.48	90.24	7.22548	72.28	5.59	77.87	20.90	16.43	88.07	0.00	0.00	0	7.48	24.15
110.00%	max	> 50%	0.13	62,730.05	594	50.9	95.93	8.93964	48.95	9.08	94.09	5.91	47.38	53.05	0.00	0.00	0	0.00	0
			0.41	74,252.84	642	51.98	100	9.35741	71.20	5.46	100.00	0.00	19.04	70.81	0.00	0.00	0	17.85	0

III. DTI and FICO

DTI Low	DTI High	FICO	Row - % Total Collateral	Wtd Avg Curr. Bal./Loan	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	Wtd Avg GWAC	% SFD	% PUD	% Owner Occ	% Investor	% 2+ family	% Full Doc	% Ltd Doc	% No Doc	% MI	% Int Only	% With Seconds
20.00%	29.99%	< 550	0.65	164,653.68	529	25.41	72.72	8.23247	91.27	0.00	100.00	0.00	4.98	66.00	0.00	0.00	0	0.00	5.59
30.00%	34.99%	< 600	2.6	167,532.05	558	32.91	81.02	7.64749	85.19	5.64	96.09	3.52	7.00	78.31	0.00	0.00	0	10.48	23.21
35.00%	39.99%	< 675	10.38	203,160.44	606	37.76	80.79	7.30328	85.68	4.03	96.06	3.94	10.94	64.33	0.00	0.00	0	30.57	48.67
40.00%	44.99%	< 675	18.18	206,239.87	610	42.75	80.72	7.25042	85.31	7.55	94.20	4.67	9.93	63.38	0.00	0.00	0	27.81	47.18
45.00%	49.99%	< 700	28.66	199,420.37	619	47.57	82.16	7.14597	81.70	5.85	94.97	4.41	13.45	66.15	0.00	0.00	0	32.71	53.09
50.00%	54.99%	< 750	13.97	220,751.69	598	52.22	81.14	7.38337	79.16	3.50	90.69	8.56	15.25	71.92	0.00	0.00	0	13.01	24.73
56%	max	< 750	0.27	205,095.90	574	55	80.85	7.0023	95.80	4.31	100.00	0.00	0.00	100.00	0.00	0.00	0	4.20	12.46

IV. LIMITED AND STATED DOC

FICO Low	FICO High		Row - % Total Collateral	Wtd Avg Curr. Bal./Loan	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	Wtd Avg GWAC	% SFD	% PUD	% Owner Occ	% Investor	% 2+ family	% Full Doc	% Ltd Doc	% No Doc	% MI	% Int Only	% CA	% NY	% FL
500	524		2.34	242,255.90	512	44.09	73.72	9.13305	84.07	3.72	99.07	0.93	12.23	0.00	0.00	0.00	0	0.00	24.33	13.73	14.23
525	574		4.24	229,195.53	547	42.24	73.29	8.25415	81.24	3.92	96.45	1.87	13.54	0.00	0.00	0.00	0	0.00	21.13	17.87	13.52
575	599		1.66	233,900.70	589	41.94	73.88	7.8044	72.01	3.42	95.94	3.18	24.77	0.00	0.00	0.00	0	0.00	22.94	15.43	12.76
600	619		1.89	274,089.93	610	43.81	76.15	7.50578	77.93	9.57	84.36	9.17	20.01	0.00	0.00	0.00	0	0.00	26.71	22.20	5.79
620	639		3.99	220,782.30	631	43.75	80.32	7.30621	80.09	0.62	99.35	0.28	15.76	0.00	0.00	0.00	0	0.00	27.51	18.89	5.27
640	659		6.27	251,778.99	650	42.98	80.06	7.09161	79.85	6.93	98.82	1.18	16.99	0.00	0.00	0.00	0	26.34	34.18	16.18	5.57
660	679		5.3	239,512.79	669	42.2	81.57	7.21375	76.76	9.05	98.61	1.39	18.22	0.00	0.00	0.00	0	22.31	38.65	12.95	6.07
680	699		4.01	242,088.18	689	42.12	83.5	7.116	78.29	2.01	97.87	1.35	18.16	0.00	0.00	0.00	0	21.56	39.91	18.26	5.07
700	724		2.38	238,716.00	712	43.1	83.71	7.1668	75.55	2.68	97.57	2.43	16.82	0.00	0.00	0.00	0	12.45	27.46	18.50	10.61
725	749		1.44	249,042.58	735	42.86	81.79	6.99969	68.94	2.36	97.33	0.00	27.15	0.00	0.00	0.00	0	25.84	38.90	17.31	6.40
750	max		1.29	265,399.42	767	41.19	83.39	7.13327	77.87	1.29	94.59	0.00	20.78	0.00	0.00	0.00	0	3.83	32.61	20.79	4.73

V. High LTV LOANS

LTV	LTV	Row - % Total Collateral	Wtd Avg Curr. Bal./Loan	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	Wtd Avg GWAC	% SFD	% PUD	% Owner Occ	% Investor	% 2+ family	% Full Doc	% Ltd Doc	% No Doc	% MI	% Int Only	% CA	% NY	% FL	2/28	3/27	5/25
80.00%	89.99%	55.02	251,824.55	635.00	42.60	81.04	6.79	82.45	6.26	96.38	3.24	12.20	59.54	0.00	0.00	0.00	39.26	33.78	10.74	8.24	87.68	3.28	0.65
90.00%	94.99%	17.00	209,403.01	625.00	42.07	90.13	7.26	78.17	4.00	76.25	21.51	15.31	92.10	0.00	0.00	0.00	15.80	19.86	8.68	14.79	91.14	3.83	0.34
95.00%	99.99%	1.97	90,140.34	638.00	42.13	95.44	7.98	80.00	4.11	97.45	2.55	13.54	83.80	0.00	0.00	0.00	24.61	17.76	19.75	7.94	65.71	4.75	0
100.00%	109.99%	6.30	74,908.50	657.00	42.33	100.00	9.28	83.24	8.16	100.00	0.00	11.01	60.94	0.00	0.00	0.00	7.96	30.00	9.18	8.84	26.95	1.6	0
110.00%	max																						

VI. IO LOANS

FICO Low	FICO High	Row - % Total Collateral	Wtd Avg Curr. Bal./Loan	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	Wtd Avg GWAC	% SFD	% PUD	% Owner Occ	% Investor	% 2+ family	% Full Doc	% Ltd Doc	% No Doc	% MI	% Int Only	% CA	% NY	% FL	2 yr IO	3 yr IO	5 yr IO
500	524																						
525	574	0.03	304,500.00	560.00	49.70	70.00	6.19	100.00	0.00	100.00	0.00	0.00	100.00	0.00			100.00	100.00	0.00	0.00	0	0	100
575	599	4.87	238,492.12	588.00	43.24	81.11	6.68	86.50	6.97	99.02	0.98	6.02	100.00	0.00			100.00	36.94	5.64	7.89	15.83	0.59	83.58
600	619	4.33	242,031.43	609.00	43.81	82.28	6.49	89.86	8.21	100.00	0.00	5.99	100.00	0.00			100.00	37.39	7.27	7.43	13.35	0.49	86.15
620	639	3.90	278,074.96	629.00	42.46	82.20	6.20	94.26	2.51	100.00	0.00	2.30	100.00	0.00			100.00	48.10	3.38	14.42	17.34	0.65	82.01
640	659	5.48	315,341.14	650.00	41.13	81.15	6.32	89.90	13.51	100.00	0.00	3.26	69.87	0.00			100.00	54.38	1.91	8.07	21.29	0	78.11
660	679	3.80	333,966.01	669.00	39.58	80.66	6.16	88.10	13.92	100.00	0.00	8.50	68.85	0.00			100.00	60.11	5.14	2.20	12.91	2.35	82.51
680	699	2.16	312,187.48	688.00	40.67	80.61	6.16	88.53	9.58	100.00	0.00	3.83	59.92	0.00			100.00	69.69	2.51	3.64	20.68	0	79.32
700	724	1.22	332,764.40	711.00	41.34	82.80	6.03	78.06	5.61	100.00	0.00	14.01	75.70	0.00			100.00	43.67	6.80	1.11	16.1	0	83.9
725	749	0.94	331,033.64	737.00	44.43	80.36	6.04	80.22	6.60	100.00	0.00	12.04	60.42	0.00			100.00	71.81	4.11	2.42	6.9	0	93.1
750	max	0.64	331,427.37	773.00	41.18	80.64	5.96	74.21	0.00	100.00	0.00	11.93	92.25	0.00			100.00	48.50	14.49	13.49	20.62	2.73	76.65

VII. SECOND LIEN LOANS (IF ANY)

FICO Low	FICO High	Row - % Total Collateral	Wtd Avg Curr. Bal./Loan	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg CLTV	Wtd Avg GWAC	% SFD	% PUD	% Owner Occ	% Investor	% 2+ family	% Full Doc	% Ltd Doc	% No Doc	% MI	% Int Only	% CA	% NY	% FL
500	524																			
525	574	0.05	9,596.77	562.00	41.54	94.40	11.81	96.72	5.29	97.34	2.66	1.59	100.00	0.00	0.00	0.00	0.00	15.85	3.92	7.64
575	599	0.57	38,731.63	588.00	43.80	97.44	10.91	87.22	11.05	99.54	0.46	6.35	100.00	0.00	0.00	0.00	0.00	33.50	2.56	7.88
600	619	0.57	43,742.19	611.00	42.89	99.65	10.34	85.76	7.37	99.32	0.68	7.80	99.30	0.00	0.00	0.00	0.00	24.42	6.31	6.76
620	639	0.81	56,038.44	630.00	42.43	98.58	10.25	88.77	1.96	98.76	1.24	9.17	65.14	0.00	0.00	0.00	0.00	35.46	10.58	7.48
640	659	0.99	62,519.03	651.00	42.61	99.78	9.39	82.33	16.56	99.15	0.85	7.83	58.57	0.00	0.00	0.00	0.00	39.40	7.71	7.97
660	679	0.82	61,775.32	669.00	41.73	99.51	9.34	81.14	17.12	98.77	1.23	12.78	48.42	0.00	0.00	0.00	0.00	42.67	10.64	8.72
680	699	0.52	62,447.00	689.00	41.41	99.79	9.47	83.49	3.19	98.93	1.07	9.32	41.49	0.00	0.00	0.00	0.00	47.90	10.34	2.53
700	724	0.28	61,214.83	712.00	44.13	99.30	9.33	74.20	3.41	98.82	1.18	17.74	41.54	0.00	0.00	0.00	0.00	41.42	12.42	9.78
725	749	0.21	64,101.98	736.00	42.66	99.78	9.21	79.93	10.02	97.58	2.42	15.15	54.23	0.00	0.00	0.00	0.00	46.79	9.34	7.33
750	max	0.08	56,471.81	766.00	39.76	88.03	9.67	89.17	4.17	93.26	6.74	10.83	21.28	0.00	0.00	0.00	0.00	17.71	12.15	0.00

VIII. MANUFACTURED HOME LOANS (IF ANY)

FICO Low	FICO High	Row - % Total Collateral	Wtd Avg Curr. Bal./Loan	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	Wtd Avg GWAC	% SFD	% PUD	% Owner Occ	% Investor	% 2+ family	% Full Doc	% Ltd Doc	% No Doc	% MI	% Int Only	% CA	% NY	% FL	2/28	3/27	5/25
500	524	0.00																					
525	574	0.00																					
575	599	0.00																					
600	619	0.00																					
620	639	0.00																					
640	659	0.00																					
660	679	0.00																					
680	699	0.00																					
700	724	0.00																					
725	749	0.00																					
750	max	0.00																					

984,437,764.91

The percentages per table should add up to 100%

FICO & Documentation & Purpose of Loan

FICO Score	Full DOC	Stated Doc	Other Doc	All Docs	Purch	CO refi	WAC	Avg Prin Bal ($)
< 450	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	-	-
451-500	0.14%	0.04%	0.00%	0.18%	0.00%	0.18%	9.08	248,528
501-550	7.34%	4.81%	0.00%	12.15%	1.17%	10.75%	8.36	283,400
551-600	19.08%	3.48%	0.00%	22.55%	9.11%	13.21%	7.38	284,122
601-650	21.08%	8.99%	0.00%	30.07%	14.92%	14.46%	6.96	309,167
651-700	12.65%	12.43%	0.00%	25.08%	16.81%	8.01%	6.85	342,630
701-750	3.48%	3.77%	0.00%	7.25%	5.49%	1.69%	6.80	346,930
751-800	1.31%	1.24%	0.00%	2.55%	2.24%	0.28%	6.70	388,826
801-850	0.12%	0.05%	0.00%	0.18%	0.16%	0.02%	6.74	248,105
Total	65.19%	34.81%	0.00%	100.00%	49.89%	48.62%	7.18	313,334

LTV & FICO

Current LTV	FICO < 450	450 - 500	501 - 550	551 - 600	601 - 650	651 - 700	701 - 750	751 - 800
0.01-10	0.00%	0.00%	0.00%	0.04%	0.00%	0.00%	0.00%	0.00%
10.01-20	0.00%	0.00%	0.00%	0.02%	0.03%	0.00%	0.00%	0.01%
20.01-30	0.00%	0.00%	0.03%	0.01%	0.01%	0.00%	0.08%	0.00%
30.01-40	0.00%	0.00%	0.06%	0.10%	0.13%	0.06%	0.01%	0.00%
40.01-50	0.00%	0.00%	0.14%	0.19%	0.15%	0.16%	0.01%	0.00%
50.01-60	0.00%	0.00%	0.58%	0.47%	0.71%	0.21%	0.04%	0.02%
60.01-70	0.00%	0.08%	2.44%	1.62%	1.40%	0.48%	0.05%	0.09%
70.01-80	0.00%	0.10%	6.75%	8.70%	16.25%	16.51%	4.46%	1.47%
80.01-90	0.00%	0.00%	2.08%	10.16%	8.16%	4.51%	1.61%	0.67%
90.01-100	0.00%	0.00%	0.07%	1.24%	3.23%	3.14%	1.01%	0.29%
100+	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Total	0.00%	0.18%	12.15%	22.55%	30.07%	25.08%	7.25%	2.55%

Prin Balance & FICO

Prin Balance	FICO < 450	450 - 500	501 - 550	551 - 600	601 - 650	651 - 700	701 - 750	751 - 800
$1-$50,000	0.00%	0.00%	0.01%	0.37%	0.56%	0.43%	0.07%	0.02%
$50,001-$100,000	0.00%	0.00%	0.56%	1.33%	1.63%	1.32%	0.45%	0.06%
$100,001-$150,000	0.00%	0.04%	1.46%	3.39%	3.23%	2.24%	0.64%	0.14%
$150,001 - $200,000	0.00%	0.04%	2.19%	3.79%	3.86%	2.55%	0.65%	0.23%
$200,001 - $250,000	0.00%	0.00%	1.72%	2.75%	3.83%	2.35%	0.74%	0.21%
$250,001 - $300,000	0.00%	0.06%	1.58%	1.85%	3.09%	2.35%	0.70%	0.23%
$300,001 - $350,000	0.00%	0.00%	1.65%	2.76%	2.92%	2.65%	1.00%	0.26%
$350,001 - $400,000	0.00%	0.04%	1.06%	1.69%	3.02%	2.29%	0.68%	0.30%
$400,001 - $450,000	0.00%	0.00%	0.48%	1.24%	2.16%	1.85%	0.30%	0.22%
$450,001 - $500,000	0.00%	0.00%	0.25%	1.06%	1.73%	2.17%	0.44%	0.34%
$500,001 - $550,000	0.00%	0.00%	0.27%	0.43%	1.12%	1.66%	0.22%	0.05%
$550,001 - $600,000	0.00%	0.00%	0.58%	0.53%	0.76%	0.93%	0.47%	0.06%
$600,001 - $650,000	0.00%	0.00%	0.06%	0.19%	0.57%	0.58%	0.25%	0.12%
$650,001 - $700,000	0.00%	0.00%	0.07%	0.34%	0.75%	0.82%	0.34%	0.14%
$700,001 - $750,000	0.00%	0.00%	0.23%	0.75%	0.67%	0.60%	0.30%	0.00%
$750,001 - $800,000	0.00%	0.00%	0.00%	0.08%	0.08%	0.00%	0.00%	0.08%
$800,001 - $850,000	0.00%	0.00%	0.00%	0.00%	0.09%	0.08%	0.00%	0.09%
$850,000+	0.00%	0.00%	0.00%	0.00%	0.00%	0.20%	0.00%	0.00%
Total	0.00%	0.18%	12.15%	22.55%	30.07%	25.08%	7.25%	2.55%

Mortg Rates & FICO

Mortg Rates	FICO < 450	450 - 500	501 - 550	551 - 600	601 - 650	651 - 700	701 - 750	751 - 800
4.001-4.5%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
4.501-5.0%	0.00%	0.00%	0.00%	0.00%	0.10%	0.04%	0.00%	0.02%
5.001-5.5%	0.00%	0.00%	0.00%	0.17%	0.85%	1.41%	0.66%	0.16%
5.501-6.0%	0.00%	0.00%	0.10%	1.38%	3.62%	4.27%	1.30%	0.59%
6.001-6.5%	0.00%	0.00%	0.26%	2.79%	7.85%	5.33%	1.32%	0.59%
6.501-7.0%	0.00%	0.02%	1.15%	5.32%	7.20%	5.59%	1.63%	0.47%
7.001-7.5%	0.00%	0.00%	1.31%	4.54%	4.01%	3.54%	0.88%	0.17%
7.501-8.0%	0.00%	0.00%	2.88%	3.88%	3.13%	2.22%	0.62%	0.35%
8.001-8.5%	0.00%	0.04%	1.55%	2.21%	1.04%	0.63%	0.23%	0.08%
8.501-9.0%	0.00%	0.04%	2.21%	1.17%	0.64%	0.91%	0.33%	0.04%
9.001-9.5%	0.00%	0.00%	0.96%	0.18%	0.26%	0.43%	0.15%	0.05%
9.501-10.0%	0.00%	0.06%	0.70%	0.14%	0.46%	0.56%	0.11%	0.02%
10.001-10.5%	0.00%	0.00%	0.26%	0.13%	0.35%	0.04%	0.00%	0.00%
10.501-11.0%	0.00%	0.01%	0.30%	0.30%	0.36%	0.09%	0.01%	0.00%
11.001-11.5%	0.00%	0.00%	0.28%	0.26%	0.13%	0.01%	0.00%	0.00%
11.501-12.0%	0.00%	0.00%	0.09%	0.05%	0.03%	0.01%	0.00%	0.00%
12.001-12.5%	0.00%	0.00%	0.08%	0.02%	0.01%	0.01%	0.01%	0.00%
12.501-13.0%	0.00%	0.00%	0.00%	0.03%	0.01%	0.00%	0.00%	0.00%
13.001-13.5%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Total	0.00%	0.18%	12.15%	22.55%	30.07%	25.08%	7.25%	2.55%

Mortg Rates & LTV

Mortg Rates	LTV <10	LTV 10.01-20	LTV 20.01-30	LTV 30.01-40	LTV 40.01-50	50.01 - 60	60.01 - 70	70.01 - 80
4.001-4.5%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
4.501-5.0%	0.00%	0.00%	0.00%	0.00%	0.00%	0.02%	0.04%	0.00%
5.001-5.5%	0.00%	0.00%	0.00%	0.03%	0.00%	0.04%	0.07%	0.37%
5.501-6.0%	0.00%	0.00%	0.00%	0.01%	0.05%	0.24%	0.50%	0.86%
6.001-6.5%	0.00%	0.00%	0.08%	0.07%	0.13%	0.44%	0.83%	1.57%
6.501-7.0%	0.00%	0.00%	0.02%	0.06%	0.12%	0.51%	0.97%	1.70%
7.001-7.5%	0.00%	0.00%	0.00%	0.05%	0.02%	0.16%	0.49%	1.06%
7.501-8.0%	0.00%	0.02%	0.00%	0.03%	0.08%	0.19%	0.31%	1.52%
8.001-8.5%	0.00%	0.00%	0.00%	0.02%	0.02%	0.02%	0.33%	0.85%
8.501-9.0%	0.00%	0.00%	0.00%	0.00%	0.05%	0.08%	0.38%	1.02%
9.001-9.5%	0.00%	0.00%	0.00%	0.01%	0.00%	0.02%	0.11%	0.52%
9.501-10.0%	0.00%	0.01%	0.02%	0.00%	0.00%	0.03%	0.12%	0.57%
10.001-10.5%	0.00%	0.00%	0.01%	0.00%	0.01%	0.03%	0.06%	0.18%
10.501-11.0%	0.00%	0.00%	0.01%	0.00%	0.00%	0.04%	0.19%	0.14%
11.001-11.5%	0.00%	0.00%	0.00%	0.00%	0.01%	0.03%	0.21%	0.08%
11.501-12.0%	0.00%	0.00%	0.01%	0.00%	0.00%	0.00%	0.07%	0.03%
12.001-12.5%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.07%	0.01%
12.501-13.0%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.03%	0.00%
13.001-13.5%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Total	0.00%	0.03%	0.15%	0.28%	0.49%	1.88%	4.79%	10.48%

Instructions: Please also provide info on conforming and non-conforming pool (cells have already been formatted in column B, C, D, E)

	aggregate pool	group: __1____	group: ___2___	group: ______
gross WAC	7.18%	7.02%	7.49%	
wtd avg FICO	626	634	609	
FICO < 600	34%	28%	45%	
FICO 600-650	31%	31%	31%	
wtd avg CLTV	90%	92%	86%	
CLTV = 80	9%	8%	9%	
CLTV > 80.01	73%	78%	64%	
LTV 95.01 -100	2%	2%	2%	
Full Doc (%)	65%	60%	75%	
Stated Doc (%)	35%	40%	25%	
purch (%)	50%	61%	29%	
CO refi (%)	49%	38%	69%	
Own Occ (%)	93%	96%	86%	
Prepay Penalty (%)	80%	81%	78%	
DTI (%)	42%	43%	42%	
ARM ? (%)	84%	86%	80%	
2/28 (%)	80%	82%	76%	
3/27 (%)	3%	3%	4%	
1st Lien (%)	95	95	95	
Avg Loan Balance	205,434.00	259,383.00	146,342.05	
# of Loans	4792%	2505%	2287%	
Loan Bal < $100k	6.75%	4.14%	11.83%	
Mtg Rates > 12%	0.18%	0.07%	0.40%	
Manuf Housing (%)	0	0	0	
largest state	30%	37%	17%	
silent 2nd (%)	46%	54%	32%	
IO loans (%)	27%	32%	18%	
5yr IO	23	27	14	
2 yr IO	5%	5%	3%	
IO: FICO	644%	649%	625%	
IO LTV	81%	81%	83%	
IO DTI	42%	42%	43%	
IO full doc	84%	79%	98%	
IO: purch	63%	73%	28%	

HYBRID PERIOD FICO SCORE COMBO LTV	Total CURRENT BALANCE
60	**5,958,066.31**
- 590	**1,067,525.71**
- 77.49	244,860.49
77.50 - 82.50	822,665.22
591 - 615	**2,024,009.11**
- 77.49	975,968.64
77.50 - 82.50	799,259.09
82.51 - 87.50	248,781.38
616 - 640	**53,025.05**
87.51 - 92.50	53,025.05
641 - 665	**1,071,997.80**
- 77.49	248,730.01
77.50 - 82.50	823,267.79
666 - 690	**961,878.70**
77.50 - 82.50	435,378.74
82.51 - 87.50	526,499.96
691 +	**779,629.94**
77.50 - 82.50	79,892.27
82.51 - 87.50	178,352.23
87.51 - 92.50	521,385.44
TOTAL	**5,958,066.31**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer

HYBRID PERIOD FICO SCORE COMBO LTV	Total CURRENT BALANCE
36	**32,087,457.30**
- 590	**5,495,810.07**
- 77.49	689,651.66
77.50 - 82.50	2,349,815.25
82.51 - 87.50	1,089,704.14
87.51 - 92.50	1,366,639.02
591 - 615	**6,557,963.99**
- 77.49	520,000.00
77.50 - 82.50	2,956,873.56
82.51 - 87.50	1,571,705.64
87.51 - 92.50	1,509,384.79
616 - 640	**4,627,030.92**
77.50 - 82.50	3,195,542.91
82.51 - 87.50	186,870.65
87.51 - 92.50	868,407.34
97.51 +	376,210.02
641 - 665	**5,796,806.32**
- 77.49	2,252,896.00
77.50 - 82.50	1,728,643.22
82.51 - 87.50	319,687.48
87.51 - 92.50	1,183,579.62
97.51 +	312,000.00
666 - 690	**3,444,133.18**
- 77.49	422,625.00
77.50 - 82.50	1,600,219.97
87.51 - 92.50	1,039,198.21
92.51 - 97.50	382,090.00
691 +	**6,165,712.82**
77.50 - 82.50	3,349,705.71
82.51 - 87.50	1,009,537.48
87.51 - 92.50	963,565.03
92.51 - 97.50	227,050.00
97.51 +	615,854.60
TOTAL	**32,087,457.30**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer

HYBRID PERIOD FICO SCORE COMBO LTV	Total CURRENT BALANCE
24	**786,435,979.09**
- 590	**251,011,792.63**
- 77.49	73,479,043.52
77.50 - 82.50	80,900,543.26
82.51 - 87.50	35,299,859.69
87.51 - 92.50	58,439,237.99
92.51 - 97.50	2,188,624.61
97.51 +	704,483.56
591 - 615	**100,167,556.47**
- 77.49	11,122,046.00
77.50 - 82.50	48,809,071.31
82.51 - 87.50	8,246,392.35
87.51 - 92.50	25,979,504.11
92.51 - 97.50	3,836,083.20
97.51 +	2,174,459.50
616 - 640	**107,072,176.91**
- 77.49	5,663,153.62
77.50 - 82.50	66,216,661.09
82.51 - 87.50	7,601,463.08
87.51 - 92.50	22,362,111.33
92.51 - 97.50	1,689,402.12
97.51 +	3,539,385.67
641 - 665	**130,902,357.41**
- 77.49	6,893,312.62
77.50 - 82.50	87,226,161.39
82.51 - 87.50	5,558,727.45
87.51 - 92.50	25,233,620.11
92.51 - 97.50	3,652,497.52
97.51 +	2,338,038.32
666 - 690	**94,094,556.35**
- 77.49	5,888,569.71
77.50 - 82.50	66,150,672.80
82.51 - 87.50	4,068,868.23
87.51 - 92.50	13,377,146.85
92.51 - 97.50	1,854,070.59
97.51 +	2,755,228.17
691 +	**103,187,539.32**
- 77.49	2,981,480.72
77.50 - 82.50	69,813,016.01
82.51 - 87.50	2,779,004.51
87.51 - 92.50	19,422,758.89
92.51 - 97.50	2,315,211.16
97.51 +	5,876,068.03
TOTAL	**786,435,979.09**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer

PRODUCT FICO SCORE COMBO LTV	Total CURRENT BALANCE
FIXED	**48,261,551.22**
- 590	**3,936,671.78**
- 77.49	140,349.82
87.51 - 92.50	116,361.50
92.51 - 97.50	790,952.87
97.51 +	2,889,007.59
591 - 615	**6,642,196.48**
87.51 - 92.50	10,951.34
92.51 - 97.50	387,333.56
97.51 +	6,243,911.58
616 - 640	**9,384,953.04**
- 77.49	101,155.44
82.51 - 87.50	10,728.83
87.51 - 92.50	24,345.10
92.51 - 97.50	751,115.19
97.51 +	8,497,608.48
641 - 665	**12,193,387.96**
92.51 - 97.50	840,945.14
97.51 +	11,352,442.82
666 - 690	**8,186,840.51**
87.51 - 92.50	88,811.52
92.51 - 97.50	310,384.01
97.51 +	7,787,644.98
691 +	**7,917,501.45**
- 77.49	137,714.77
87.51 - 92.50	24,986.97
92.51 - 97.50	297,250.27
97.51 +	7,457,549.44
TOTAL	**48,261,551.22**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer

PRODUCT FICO SCORE COMBO LTV	Total CURRENT BALANCE
FIXED	**111,694,710.99**
- 590	**25,709,383.68**
- 77.49	14,282,557.25
77.50 - 82.50	4,059,654.70
82.51 - 87.50	3,290,757.98
87.51 - 92.50	3,272,546.24
92.51 - 97.50	803,867.51
591 - 615	**19,741,002.13**
- 77.49	9,787,934.59
77.50 - 82.50	7,253,247.50
82.51 - 87.50	2,271,974.03
87.51 - 92.50	238,969.51
92.51 - 97.50	188,876.50
616 - 640	**25,882,474.93**
- 77.49	12,551,583.77
77.50 - 82.50	9,443,478.68
82.51 - 87.50	1,526,447.23
87.51 - 92.50	1,764,906.63
92.51 - 97.50	596,058.62
641 - 665	**20,472,469.91**
- 77.49	8,252,405.86
77.50 - 82.50	8,232,696.89
82.51 - 87.50	966,034.33
87.51 - 92.50	1,761,712.99
92.51 - 97.50	595,259.24
97.51 +	664,360.60
666 - 690	**10,041,042.05**
- 77.49	2,674,136.42
77.50 - 82.50	4,167,351.39
82.51 - 87.50	1,520,110.33
87.51 - 92.50	1,442,330.58
92.51 - 97.50	237,113.33
691 +	**9,848,338.29**
- 77.49	2,654,338.04
77.50 - 82.50	3,801,411.40
82.51 - 87.50	2,427,385.36
87.51 - 92.50	663,366.16
92.51 - 97.50	301,837.33
TOTAL	**111,694,710.99**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer

BSABS 2005-FR1 {2ND LIEN LOANS}

Collateral Grouped by Product Type

PRODUCT	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Avg ORIGINAL BALANCE	Wtd Avg STATED ORIGINAL TERM	Wtd Avg STATED REM TERM	Wtd Avg AGE	Wtd Avg FICO SCORE	Wtd Avg BACK RATIO	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg MARGIN	Wtd Avg INIT RATE CAP	Wtd Avg PER RATE CAP	Wtd Avg GROSS LIFE CAP	Wtd Avg ROLL
FIXED	925	48,261,551.22	100.00	9.83496	9.33146	52,217.14	345	344	1	651	42.51	98.98	98.98	0.00000	0.00000	0.00000	0.00000	0
TOTAL	**925**	**48,261,551.22**	**100.00**	**9.83496**	**9.33146**	**52,217.14**	**345**	**344**	**1**	**651**	**42.51**	**98.98**	**98.98**	**0.00000**	**0.00000**	**0.00000**	**0.00000**	**0**

Collateral Grouped by Current Balance

CURRENT BALANCE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
0.00 - 49,999.99	528	14,097,112.03	29.21	10.1614	9.6579	311	1	26,699.08	98.83	98.83	635
50,000.00 - 99,999.99	297	21,398,102.53	44.34	9.7264	9.2229	357	1	72,047.48	99.53	99.53	656
100,000.00 - 149,999.99	86	10,425,250.80	21.60	9.6254	9.1219	356	1	121,223.85	97.89	97.89	660
150,000.00 - 199,999.99	14	2,341,085.86	4.85	9.7944	9.2909	359	1	167,220.42	99.67	99.67	655
TOTAL	**925**	**48,261,551.22**	**100.00**	**9.8350**	**9.3315**	**344**	**1**	**52,174.65**	**98.98**	**98.98**	**651**

Collateral Grouped by Current Gross Coupon

CURRENT GROSS COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Min CURRENT GROSS COUPON	Max CURRENT GROSS COUPON	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
7.000 - 7.249	1	24,980	0.05	7.0500	6.5465	359	1	7.0500	7.0500	24,980	100.00	100.00	611
7.750 - 7.999	6	412,128	0.85	7.9403	7.4368	350	1	7.8750	7.9900	68,688	100.00	100.00	679
8.000 - 8.249	5	332,395	0.69	8.0203	7.5168	359	1	8.0000	8.2250	66,479	100.00	100.00	654
8.250 - 8.499	16	1,249,764	2.59	8.2963	7.7928	356	1	8.2500	8.4900	78,110	99.62	99.62	673
8.500 - 8.749	32	2,056,851	4.26	8.5895	8.0860	356	1	8.5000	8.7300	64,277	99.61	99.61	674
8.750 - 8.999	122	7,562,016	15.67	8.9345	8.4310	348	1	8.7500	8.9990	61,984	99.36	99.36	677
9.000 - 9.249	47	2,601,756	5.39	9.0693	8.5658	350	1	9.0000	9.2250	55,357	99.66	99.66	664
9.250 - 9.499	65	4,641,713	9.62	9.3608	8.8573	355	1	9.2500	9.4900	71,411	99.83	99.83	676
9.500 - 9.749	61	4,599,348	9.53	9.6364	9.1329	357	1	9.5000	9.7490	75,399	99.96	99.96	679
9.750 - 9.999	111	7,198,863	14.92	9.9089	9.4054	352	1	9.7500	9.9990	64,855	98.03	98.03	649
10.000 - 10.249	44	2,670,055	5.53	10.0735	9.5700	350	1	10.0000	10.1700	60,683	98.32	98.32	640
10.250 - 10.499	50	2,557,518	5.30	10.3545	9.8510	343	1	10.2500	10.4900	51,150	99.83	99.83	618
10.500 - 10.749	56	2,416,268	5.01	10.5920	10.0885	339	1	10.5000	10.7400	43,148	99.59	99.59	618
10.750 - 10.999	88	4,247,331	8.80	10.9074	10.4039	344	1	10.7500	10.9900	48,265	96.95	96.95	619
11.000 - 11.249	43	2,097,011	4.35	11.0667	10.5632	339	1	11.0000	11.2000	48,768	99.59	99.59	615
11.250 - 11.499	54	1,859,902	3.85	11.2588	10.7553	329	1	11.2500	11.4900	34,443	99.65	99.65	595
11.500 - 11.749	22	402,332	0.83	11.5000	10.9965	246	1	11.5000	11.5000	18,288	97.74	97.74	592
11.750 - 11.999	40	681,475	1.41	11.9109	11.4074	229	1	11.7500	11.9900	17,037	96.01	96.01	615
12.000 - 12.249	2	12,911	0.03	12.0000	11.4965	118	2	12.0000	12.0000	6,455	95.00	95.00	696
12.250 - 12.499	41	394,887	0.82	12.2500	11.7465	127	1	12.2500	12.2500	9,631	94.30	94.30	636
12.500 - 12.749	14	192,442	0.40	12.5106	12.0071	226	1	12.5000	12.5250	13,746	96.99	96.99	626
12.750 - 12.999	3	33,358	0.07	12.9420	12.4385	155	1	12.7500	12.9900	11,119	95.00	95.00	698
13.250 - 13.499	2	16,250	0.03	13.2500	12.7465	100	1	13.2500	13.2500	8,125	95.00	95.00	652

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of

Collateral Grouped by Current Gross Coupon

CURRENT GROSS COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Min CURRENT GROSS COUPON	Max CURRENT GROSS COUPON	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
TOTAL	925	48,261,551	100.00	9.8350	9.3315	344	1	7.0500	13.2500	52,175	98.98	98.98	651

Collateral Grouped by Original Loan-to-Value Ratio

LOAN TO VALUE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
0.01 - 50.00	5	379,220.03	0.79	10.30837	9.80487	352	1	75,844.01	21.20	21.20	657
80.01 - 85.00	1	10,728.83	0.02	12.25000	11.74650	119	1	10,728.83	85.00	85.00	639
85.01 - 90.00	13	240,469.46	0.50	10.75558	10.25208	243	1	18,497.65	89.65	89.65	619
90.01 - 95.00	146	2,860,401.53	5.93	10.54989	10.04639	261	1	19,591.79	94.85	94.85	630
95.01 - 100.00	760	44,770,731.37	92.77	9.77975	9.27625	349	1	58,908.86	99.95	99.95	652
TOTAL	925	48,261,551.22	100.00	9.83496	9.33146	344	1	52,174.65	98.98	98.98	651

Collateral Grouped by Original Combined Loan-to_Value Ratio

COMBO LTV	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
0.00 - 50.00	5	379,220.03	0.79	10.30837	9.80487	352	1	75,844.01	21.20	21.20	657
80.01 - 85.00	1	10,728.83	0.02	12.25000	11.74650	119	1	10,728.83	85.00	85.00	639
85.01 - 90.00	13	240,469.46	0.50	10.75558	10.25208	243	1	18,497.65	89.65	89.65	619
90.01 - 95.00	146	2,860,401.53	5.93	10.54989	10.04639	261	1	19,591.79	94.85	94.85	630
95.01 - 100.00	760	44,770,731.37	92.77	9.77975	9.27625	349	1	58,908.86	99.95	99.95	652
TOTAL	925	48,261,551.22	100.00	9.83496	9.33146	344	1	52,174.65	98.98	98.98	651

Collateral Grouped by Fico Score

FICO SCORE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
540 - 559	17	181,055.78	0.38	10,650.34	11.67557	94.42	94.42	555
560 - 579	36	336,123.27	0.70	9,336.76	11.87448	94.47	94.47	568
580 - 599	141	5,569,149.30	11.54	39,497.51	10.90122	97.46	97.46	589
600 - 619	128	5,598,999.86	11.60	43,742.19	10.33901	99.65	99.65	611
620 - 639	143	8,013,497.35	16.60	56,038.44	10.24650	98.58	98.58	630
640 - 659	156	9,752,968.70	20.21	62,519.03	9.38662	99.78	99.78	651
660 - 679	131	8,092,566.49	16.77	61,775.32	9.33704	99.51	99.51	669
680 - 699	82	5,120,654.20	10.61	62,447.00	9.47221	99.79	99.79	689
700 - 719	38	2,245,561.86	4.65	59,093.73	9.30106	99.16	99.16	710
720 - 739	28	2,038,043.40	4.22	72,787.26	9.18954	99.84	99.84	730
740 - 759	18	910,421.63	1.89	50,578.98	9.47981	99.64	99.64	748

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of

Collateral Grouped by Fico Score

FICO SCORE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
760 - 779	5	244,986.24	0.51	48,997.25	10.10365	62.06	62.06	764
780 - 799	1	75,961.42	0.16	75,961.42	9.35000	100.00	100.00	788
800 - 819	1	81,561.72	0.17	81,561.72	9.72500	100.00	100.00	809
TOTAL	**925**	**48,261,551.22**	**100.00**	**52,174.65**	**9.83496**	**98.98**	**98.98**	**651**

Collateral Grouped by Property Type

PROPTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
2-4 Family	74	4,696,111.84	9.73
Condominium	70	3,037,293.19	6.29
PUD	80	4,711,914.70	9.76
Single Family	701	35,816,231.49	74.21
TOTAL	**925**	**48,261,551.22**	**100.00**

Collateral Grouped by Occupancy Type

OCCTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Investor	58	548,526.70	1.14
Owner Occupied	867	47,713,024.52	98.86
TOTAL	**925**	**48,261,551.22**	**100.00**

Collateral Grouped by Documentation Type

DOCTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Full/Alternative	690	31,047,147.99	64.33
Stated Income	235	17,214,403.23	35.67
TOTAL	**925**	**48,261,551.22**	**100.00**

Collateral Grouped by Back Ratio (DTI)

BACK RATIO	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg BACK RATIO
10.01 - 15.00	5	316,865.05	0.66	63,373.01	9.88890	99.91	99.91	12.31
15.01 - 20.00	5	287,480.91	0.60	57,496.18	9.56108	99.64	99.64	18.15

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Collateral Grouped by Back Ratio (DTI)

BACK RATIO	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg BACK RATIO
20.01 - 25.00	18	646,850.82	1.34	35,936.16	9.88276	99.25	99.25	22.81
25.01 - 30.00	47	2,255,618.88	4.67	47,991.89	9.92252	94.27	94.27	27.47
30.01 - 35.00	83	3,727,652.50	7.72	44,911.48	9.68043	99.37	99.37	32.67
35.01 - 40.00	122	6,778,693.46	14.05	55,563.06	9.73878	99.06	99.06	37.93
40.01 - 45.00	218	12,323,381.10	25.53	56,529.27	9.80641	98.80	98.80	42.86
45.01 - 50.00	358	18,696,061.12	38.74	52,223.63	9.87209	99.41	99.41	47.68
50.01 - 55.00	69	3,228,947.38	6.69	46,796.34	10.05752	99.61	99.61	51.82
TOTAL	**925**	**48,261,551.22**	**100.00**	**52,174.65**	**9.83496**	**98.98**	**98.98**	**42.51**

Collateral Grouped by Loan Purpose

LOAN PURP	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Cash Out Refinance	191	9,216,290.97	19.10
Purchase	726	38,840,409.47	80.48
Rate/Term Refinance	8	204,850.78	0.42
TOTAL	**925**	**48,261,551.22**	**100.00**

Collateral Grouped by Lien

LIEN	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
Second Lien	925	48,261,551.22	100.00	52,174.65	9.83496	98.98	651
TOTAL	**925**	**48,261,551.22**	**100.00**	**52,174.65**	**9.83496**	**98.98**	**651**

Collateral Grouped by Balloon Flag

BALLOON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
No	925	48,261,551.22	100.00
TOTAL	**925**	**48,261,551.22**	**100.00**

Collateral Grouped by Prepay Penalty

PREPAY PP DESC	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
No	292	12,508,905.84	25.92

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of

Collateral Grouped by Prepay Penalty			
PREPAY PP DESC	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
No PP	292	12,508,905.84	25.92
Yes	**633**	**35,752,645.38**	**74.08**
1Y PP	102	5,699,686.74	11.81
2Y PP	468	27,009,009.72	55.96
3Y PP	63	3,043,948.92	6.31
TOTAL	**925**	**48,261,551.22**	**100.00**

Collateral Grouped by Geographic Distribution			
STATE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
AR	2	45,364.26	0.09
AZ	22	1,107,785.65	2.30
CA	217	18,153,713.26	37.62
CO	29	1,230,383.69	2.55
CT	15	546,628.49	1.13
DC	4	361,039.70	0.75
DE	4	141,911.78	0.29
FL	88	3,488,862.98	7.23
GA	74	1,917,876.32	3.97
HI	9	767,040.39	1.59
ID	3	48,796.62	0.10
IL	65	2,352,898.70	4.88
IN	10	135,162.37	0.28
KS	2	42,380.35	0.09
KY	2	22,523.74	0.05
MA	38	2,095,009.90	4.34
MD	26	1,401,404.39	2.90
ME	1	21,134.49	0.04
MI	9	245,390.96	0.51
MN	28	1,328,669.20	2.75
MO	4	83,256.34	0.17
NC	28	639,546.53	1.33
NH	4	222,411.56	0.46
NJ	31	1,841,439.04	3.82
NV	20	978,517.97	2.03
NY	59	4,134,645.54	8.57
OH	22	554,431.75	1.15
OK	1	20,774.33	0.04
OR	7	246,493.51	0.51
PA	11	287,492.21	0.60
RI	1	51,226.26	0.11

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Collateral Grouped by Geographic Distribution

STATE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
SC	7	165,033.58	0.34
TN	7	125,523.86	0.26
TX	13	311,306.36	0.65
UT	7	336,963.91	0.70
VA	29	1,683,911.01	3.49
WA	13	674,892.76	1.40
WI	11	385,093.82	0.80
WV	2	64,613.64	0.13
TOTAL	**925**	**48,261,551.22**	**100.00**

Collateral Grouped by Margin

AM TYPE MARGIN	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
FIXED	**925**	**48,261,551.22**	**100.00**
0.000 - 0.499	925	48,261,551.22	100.00
TOTAL	**925**	**48,261,551.22**	**100.00**

Collateral Grouped by Index

INDEX	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
FIXED	925	48,261,551.22	100.00
TOTAL	**925**	**48,261,551.22**	**100.00**

Collateral Grouped by Product Type

PRODUCT	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Avg ORIGINAL BALANCE	Wtd Avg STATED ORIGINAL TERM	Wtd Avg STATED REM TERM	Wtd Avg AGE	Wtd Avg FICO SCORE	Wtd Avg BACK RATIO	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg MARGIN	Wtd Avg INIT RATE CAP	Wtd Avg PER RATE CAP	Wtd Avg GROSS LIFE CAP	Wtd Avg ROLL
FIXED	925	48,261,551.22	100.00	9.83496	9.33146	52,217.14	345	344	1	651	42.51	98.98	98.98	0.00000	0.00000	0.00000	0.00000	0
TOTAL	**925**	**48,261,551.22**	**100.00**	**9.83496**	**9.33146**	**52,217.14**	**345**	**344**	**1**	**651**	**42.51**	**98.98**	**98.98**	**0.00000**	**0.00000**	**0.00000**	**0.00000**	**0**

Collateral Grouped by IO Term

IO PERIOD	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
NON-IO	925	48,261,551.22	100.00

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Collateral Grouped by IO Term			
IO PERIOD	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
TOTAL	925	48,261,551.22	100.00

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

BSABS 2005-FR1 {INTEREST ONLY}

Collateral Grouped by Product Type

PRODUCT	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Avg ORIGINAL BALANCE	Wtd Avg STATED ORIGINAL TERM	Wtd Avg STATED REM TERM	Wtd Avg AGE	Wtd Avg FICO SCORE	Wtd Avg BACK RATIO	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg MARGIN	Wtd Avg INIT RATE CAP	Wtd Avg PER RATE CAP	Wtd Avg GROSS LIFE CAP	Wtd Avg ROLL
LIBOR 2/6 ARM IO	884	249,769,830.69	92.74	6.33538	5.83188	282,558.24	360	359	1	643	41.95	81.39	95.51	6.01022	3.00000	1.50000	7.00000	23
LIBOR 3/6 ARM IO	66	19,545,318.18	7.26	6.22155	5.71805	296,150.74	360	359	1	654	42.69	81.34	91.60	5.95215	3.00000	1.50000	7.00000	35
TOTAL	**950**	**269,315,148.87**	**100.00**	**6.32712**	**5.82362**	**283,502.56**	**360**	**359**	**1**	**644**	**42.00**	**81.38**	**95.22**	**6.00600**	**3.00000**	**1.50000**	**7.00000**	**24**

Collateral Grouped by Current Balance

CURRENT BALANCE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
50,000.00 - 99,999.99	21	1,846,564.19	0.69	6.9027	6.3992	359	1	87,931.63	81.08	97.27	627
100,000.00 - 149,999.99	168	20,725,671.65	7.70	6.7264	6.2229	359	1	123,367.09	80.71	98.09	624
150,000.00 - 199,999.99	179	31,075,810.08	11.54	6.5743	6.0708	359	1	173,607.88	81.95	96.77	634
200,000.00 - 249,999.99	133	29,471,448.20	10.94	6.3593	5.8558	359	1	221,589.84	81.99	95.85	638
250,000.00 - 299,999.99	77	21,066,094.16	7.82	6.3611	5.8576	359	1	273,585.64	81.60	95.33	634
300,000.00 - 349,999.99	101	32,649,454.67	12.12	6.1971	5.6936	359	1	323,261.93	81.53	94.18	646
350,000.00 - 399,999.99	72	26,825,734.00	9.96	6.1409	5.6374	359	1	372,579.64	81.86	95.24	650
400,000.00 - 449,999.99	53	22,293,201.85	8.28	6.1414	5.6379	359	1	420,626.45	80.96	95.65	648
450,000.00 - 499,999.99	48	22,872,655.01	8.49	6.1246	5.6211	359	1	476,513.65	80.81	96.31	654
500,000.00 - 549,999.99	32	16,748,064.17	6.22	6.2471	5.7436	359	1	523,377.01	80.92	96.23	656
550,000.00 - 599,999.99	17	9,738,872.35	3.62	6.2170	5.7135	359	1	572,874.84	79.20	94.71	642
600,000.00 - 649,999.99	16	9,985,195.33	3.71	6.4529	5.9494	359	1	624,074.71	81.76	91.66	657
650,000.00 - 699,999.99	16	10,826,524.01	4.02	6.4477	5.9442	359	1	676,657.75	82.18	94.41	663
700,000.00 - 749,999.99	10	7,214,011.00	2.68	6.4087	5.9052	359	1	721,401.10	81.22	91.22	630
750,000.00 - 799,999.99	3	2,297,000.00	0.85	6.6639	6.1604	359	1	765,666.67	84.18	84.18	623
800,000.00 - 849,999.99	2	1,679,848.20	0.62	5.9511	5.4476	359	1	839,924.10	81.88	81.88	717
950,000.00 - 999,999.99	1	999,000.00	0.37	5.9500	5.4465	359	1	999,000.00	72.39	86.88	672
1,000,000.00 - 1,049,999.99	1	1,000,000.00	0.37	5.1500	4.6465	359	1	1,000,000.00	80.00	80.00	666
TOTAL	**950**	**269,315,148.87**	**100.00**	**6.3271**	**5.8236**	**359**	**1**	**283,489.63**	**81.38**	**95.22**	**644**

Collateral Grouped by Current Gross Coupon

CURRENT GROSS COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Min CURRENT GROSS COUPON	Max CURRENT GROSS COUPON	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
4.750 - 4.999	4	1,525,080	0.57	4.9900	4.4865	359	1	4.9900	4.9900	381,270	73.03	86.03	654
5.000 - 5.249	22	7,650,368	2.84	5.1558	4.6523	359	1	5.0500	5.2000	347,744	80.07	91.62	664
5.250 - 5.499	38	12,414,709	4.61	5.3812	4.8777	359	1	5.2500	5.4900	326,703	79.49	94.33	675
5.500 - 5.749	63	19,428,072	7.21	5.6006	5.0971	359	1	5.5000	5.7400	308,382	79.12	94.83	670
5.750 - 5.999	157	50,307,660	18.68	5.8971	5.3936	359	1	5.7500	5.9900	320,431	79.96	95.43	651
6.000 - 6.249	106	31,709,300	11.77	6.1187	5.6152	359	1	6.0000	6.2000	299,144	80.18	95.39	650
6.250 - 6.499	138	40,222,505	14.94	6.3338	5.8303	359	1	6.2500	6.4900	291,467	81.33	95.93	633
6.500 - 6.749	136	39,579,674	14.70	6.5809	6.0774	359	1	6.5000	6.7400	291,027	82.11	94.99	637
6.750 - 6.999	134	35,661,574	13.24	6.8665	6.3630	359	1	6.7500	6.9900	266,131	81.85	94.71	635
7.000 - 7.249	48	9,577,125	3.56	7.1080	6.6045	359	1	7.0000	7.2400	199,523	84.22	97.81	629

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

BSABS 2005-FR1 {INTEREST ONLY}

Collateral Grouped by Current Gross Coupon

CURRENT GROSS COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Min CURRENT GROSS COUPON	Max CURRENT GROSS COUPON	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
7.250 - 7.499	41	8,796,507	3.27	7.3286	6.8251	359	1	7.2500	7.4900	214,549	83.59	94.25	621
7.500 - 7.749	25	4,823,187	1.79	7.5878	7.0843	359	1	7.5000	7.7400	192,927	88.12	97.02	624
7.750 - 7.999	22	5,258,118	1.95	7.8549	7.3514	359	1	7.7500	7.9900	239,005	89.76	97.83	622
8.000 - 8.249	4	497,420	0.18	8.1410	7.6375	359	1	8.0500	8.2000	124,355	91.16	97.39	611
8.250 - 8.499	4	667,050	0.25	8.3900	7.8865	359	1	8.3000	8.4500	166,763	95.58	97.17	621
8.500 - 8.749	5	660,900	0.25	8.6523	8.1488	359	1	8.5500	8.7000	132,180	100.00	100.00	616
8.750 - 8.999	3	535,900	0.20	8.8173	8.3138	359	1	8.7500	8.8500	178,633	94.33	94.33	600
TOTAL	**950**	**269,315,149**	**100.00**	**6.3271**	**5.8236**	**359**	**1**	**4.9900**	**8.8500**	**283,490**	**81.38**	**95.22**	**644**

Collateral Grouped by Original Loan-to-Value Ratio

LOAN TO VALUE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
0.01 - 50.00	3	735,990.37	0.27	6.42058	5.91708	359	1	245,330.12	45.70	62.54	607
50.01 - 55.00	4	796,140.00	0.30	6.06097	5.55747	359	1	199,035.00	53.49	53.49	646
55.01 - 60.00	3	862,000.00	0.32	6.45974	5.95624	358	2	287,333.33	57.11	57.11	594
60.01 - 65.00	2	772,597.97	0.29	5.48652	4.98302	359	1	386,298.99	64.42	64.42	642
65.01 - 70.00	11	3,533,177.02	1.31	6.05683	5.55333	358	2	321,197.91	68.48	70.87	623
70.01 - 75.00	16	6,141,650.00	2.28	6.14114	5.63764	359	1	383,853.13	73.72	83.84	661
75.01 - 80.00	729	203,732,140.04	75.65	6.22761	5.72411	359	1	279,467.96	79.95	97.38	647
80.01 - 85.00	39	12,231,389.07	4.54	6.32352	5.82002	359	1	313,625.36	84.33	86.99	636
85.01 - 90.00	94	27,881,627.77	10.35	6.69738	6.19388	359	1	296,613.06	89.79	92.02	623
90.01 - 95.00	24	6,706,436.63	2.49	7.06704	6.56354	359	1	279,434.86	94.53	94.53	642
95.01 - 100.00	25	5,922,000.00	2.20	7.64531	7.14181	359	1	236,880.00	99.51	99.51	657
TOTAL	**950**	**269,315,148.87**	**100.00**	**6.32712**	**5.82362**	**359**	**1**	**283,489.63**	**81.38**	**95.22**	**644**

Collateral Grouped by Original Combined Loan-to_Value Ratio

COMBO LTV	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
0.00 - 50.00	1	110,000.00	0.04	6.99000	6.48650	359	1	110,000.00	48.89	48.89	647
50.01 - 55.00	4	796,140.00	0.30	6.06097	5.55747	359	1	199,035.00	53.49	53.49	646
55.01 - 60.00	3	862,000.00	0.32	6.45974	5.95624	358	2	287,333.33	57.11	57.11	594
60.01 - 65.00	4	1,398,588.34	0.52	5.85981	5.35631	359	1	349,647.09	55.79	64.65	623
65.01 - 70.00	10	3,110,552.02	1.15	6.11210	5.60860	358	2	311,055.20	68.28	68.28	616
70.01 - 75.00	10	3,146,650.00	1.17	6.14424	5.64074	359	1	314,665.00	73.58	73.58	646
75.01 - 80.00	56	21,203,481.76	7.87	6.11902	5.61552	359	1	378,633.60	79.58	79.58	651
80.01 - 85.00	26	10,159,224.24	3.77	6.18735	5.68385	359	1	390,739.39	84.44	84.44	643
85.01 - 90.00	76	25,600,599.91	9.51	6.52311	6.01961	359	1	336,850.00	87.50	89.55	629
90.01 - 95.00	69	20,113,578.55	7.47	6.52708	6.02358	359	1	291,501.14	85.36	94.66	646
95.01 - 100.00	691	182,814,334.05	67.88	6.32009	5.81659	359	1	264,564.88	80.94	99.95	646
TOTAL	**950**	**269,315,148.87**	**100.00**	**6.32712**	**5.82362**	**359**	**1**	**283,489.63**	**81.38**	**95.22**	**644**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Collateral Grouped by Fico Score

FICO SCORE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
560 - 579	4	1,372,803.18	0.51	343,200.80	6.50504	71.25	74.11	574
580 - 599	198	46,868,612.66	17.40	236,710.16	6.68540	81.33	95.13	589
600 - 619	176	42,597,532.01	15.82	242,031.43	6.49026	82.28	94.96	609
620 - 639	138	38,374,343.94	14.25	278,074.96	6.20013	82.20	95.95	629
640 - 659	171	53,923,335.00	20.02	315,341.14	6.31537	81.15	94.21	650
660 - 679	112	37,404,192.98	13.89	333,966.01	6.15641	80.66	96.15	669
680 - 699	68	21,228,748.73	7.88	312,187.48	6.15923	80.61	96.03	688
700 - 719	31	9,806,718.38	3.64	316,345.75	6.04110	83.08	95.68	709
720 - 739	25	8,948,357.99	3.32	357,934.32	6.00374	80.81	97.02	731
740 - 759	12	3,601,284.00	1.34	300,107.00	6.02827	78.28	93.76	749
760 - 779	8	2,939,000.00	1.09	367,375.00	5.97424	82.82	93.45	767
780 - 799	6	1,930,220.00	0.72	321,703.33	6.09214	80.73	98.95	789
800 - 819	1	320,000.00	0.12	320,000.00	5.50000	80.00	100.00	808
TOTAL	**950**	**269,315,148.87**	**100.00**	**283,489.63**	**6.32712**	**81.38**	**95.22**	**644**

Collateral Grouped by Property Type

PROPTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
2-4 Family	42	15,613,271.62	5.80
Condominium	71	15,796,997.52	5.87
PUD	80	23,611,952.25	8.77
Single Family	757	214,292,927.48	79.57
TOTAL	**950**	**269,315,148.87**	**100.00**

Collateral Grouped by Occupancy Type

OCCTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Investor	1	472,000.00	0.18
Owner Occupied	949	268,843,148.87	99.82
TOTAL	**950**	**269,315,148.87**	**100.00**

Collateral Grouped by Documentation Type

DOCTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Full/Alternative	847	225,841,033.41	83.86
Stated Income	103	43,474,115.46	16.14
TOTAL	**950**	**269,315,148.87**	**100.00**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Collateral Grouped by Back Ratio (DTI)

BACK RATIO	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg BACK RATIO
5.01 - 10.00	2	759,717.00	0.28	379,858.50	7.35354	90.24	100.00	8.13
10.01 - 15.00	3	1,083,916.00	0.40	361,305.33	6.18544	80.00	98.71	12.39
15.01 - 20.00	7	2,051,672.82	0.76	293,096.12	6.48095	83.67	94.73	17.82
20.01 - 25.00	21	6,848,864.08	2.54	326,136.38	5.93678	80.23	86.42	22.50
25.01 - 30.00	46	13,227,205.57	4.91	287,547.95	6.38530	80.77	92.20	27.79
30.01 - 35.00	79	23,542,602.59	8.74	298,007.63	6.42457	82.23	95.63	32.65
35.01 - 40.00	136	38,855,963.01	14.43	285,705.61	6.32430	80.83	95.06	37.89
40.01 - 45.00	215	63,163,528.74	23.45	293,783.85	6.30103	81.38	95.82	42.84
45.01 - 50.00	377	103,335,516.17	38.37	274,099.51	6.34202	81.36	95.81	47.72
50.01 - 55.00	64	16,446,162.89	6.11	256,971.30	6.25931	82.01	94.72	52.03
TOTAL	**950**	**269,315,148.87**	**100.00**	**283,489.63**	**6.32712**	**81.38**	**95.22**	**42.00**

Collateral Grouped by Loan Purpose

LOAN PURP	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Cash Out Refinance	325	96,323,978.09	35.77
Purchase	613	169,549,722.41	62.96
Rate/Term Refinance	12	3,441,448.37	1.28
TOTAL	**950**	**269,315,148.87**	**100.00**

Collateral Grouped by Lien

LIEN	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
First Lien	950	269,315,148.87	100.00	283,489.63	6.32712	95.22	644
TOTAL	**950**	**269,315,148.87**	**100.00**	**283,489.63**	**6.32712**	**95.22**	**644**

Collateral Grouped by Balloon Flag

BALLOON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
No	950	269,315,148.87	100.00
TOTAL	**950**	**269,315,148.87**	**100.00**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Collateral Grouped by Prepay Penalty

PREPAY PP DESC	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
No	**146**	**33,651,199.29**	**12.50**
No PP	146	33,651,199.29	12.50
Yes	**804**	**235,663,949.58**	**87.50**
1Y PP	75	24,600,041.86	9.13
2Y PP	652	189,187,815.67	70.25
3Y PP	77	21,876,092.05	8.12
TOTAL	**950**	**269,315,148.87**	**100.00**

Collateral Grouped by Geographic Distribution

STATE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
AZ	29	6,304,995.70	2.34
CA	351	133,948,363.28	49.74
CO	46	8,365,511.72	3.11
CT	6	1,065,885.00	0.40
DC	6	1,342,379.34	0.50
DE	5	1,282,278.59	0.48
FL	89	19,631,558.09	7.29
GA	49	8,079,629.12	3.00
HI	7	2,666,850.00	0.99
IA	1	126,400.00	0.05
ID	2	216,965.00	0.08
IL	33	6,431,744.89	2.39
IN	1	111,919.93	0.04
KS	1	123,200.00	0.05
KY	3	573,350.00	0.21
MA	24	6,801,860.85	2.53
MD	42	12,600,334.22	4.68
MI	15	2,066,851.12	0.77
MN	25	4,657,331.47	1.73
MO	2	686,400.00	0.25
NC	14	1,832,353.99	0.68
NH	3	653,800.00	0.24
NJ	33	9,163,864.47	3.40
NV	20	4,410,364.00	1.64
NY	33	12,693,984.99	4.71
OH	11	1,536,782.76	0.57
OK	1	97,824.00	0.04
OR	12	1,775,558.90	0.66
PA	10	1,376,018.00	0.51
RI	1	205,020.00	0.08
SC	5	660,444.95	0.25
TN	1	228,000.00	0.08

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of [illegible]

Collateral Grouped by Geographic Distribution

STATE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
TX	1	102,400.00	0.04
UT	9	1,353,454.99	0.50
VA	35	10,450,809.99	3.88
VT	1	157,900.00	0.06
WA	18	4,566,034.51	1.70
WI	2	210,200.00	0.08
WV	3	756,525.00	0.28
TOTAL	**950**	**269,315,148.87**	**100.00**

Collateral Grouped by Margin

AM TYPE MARGIN	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
ARMS	950	269,315,148.87	100.00
4.500 - 4.999	69	21,917,734.36	8.14
5.000 - 5.499	178	54,355,579.42	20.18
5.500 - 5.999	218	64,463,710.34	23.94
6.000 - 6.499	177	47,573,106.90	17.66
6.500 - 6.999	308	81,005,017.85	30.08
TOTAL	**950**	**269,315,148.87**	**100.00**

Collateral Grouped by Index

INDEX	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
WSJ-6MLIBOR	950	269,315,148.87	100.00
TOTAL	**950**	**269,315,148.87**	**100.00**

Collateral Grouped by Product Type

PRODUCT	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Avg ORIGINAL BALANCE	Wtd Avg STATED ORIGINAL TERM	Wtd Avg STATED REM TERM	Wtd Avg AGE	Wtd Avg FICO SCORE	Wtd Avg BACK RATIO	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg MARGIN	Wtd Avg INIT RATE CAP	Wtd Avg PER RATE CAP	Wtd Avg GROSS LIFE CAP	Wtd Avg ROLL
LIBOR 2/6 ARM IO	884	249,769,830.69	92.74	6.33538	5.83188	282,558.24	360	359	1	643	41.95	81.39	95.51	6.01022	3.00000	1.50000	7.00000	23
LIBOR 3/6 ARM IO	66	19,545,318.18	7.26	6.22155	5.71805	296,150.74	360	359	1	654	42.69	81.34	91.60	5.95215	3.00000	1.50000	7.00000	35
TOTAL	**950**	**269,315,148.87**	**100.00**	**6.32712**	**5.82362**	**283,502.56**	**360**	**359**	**1**	**644**	**42.00**	**81.38**	**95.22**	**6.00600**	**3.00000**	**1.50000**	**7.00000**	**24**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Collateral Grouped by IO Term			
IO PERIOD	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
1 YEARS	2	1,154,348.20	0.43
2 YEARS	150	44,500,804.53	16.52
3 YEARS	9	1,795,401.40	0.67
5 YEARS	789	221,864,594.74	82.38
TOTAL	**950**	**269,315,148.87**	**100.00**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of